03032728

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ABSA Group Limited

*CURRENT ADDRESS 3rd Floor, Absa Towers East
170 Main Street, Johannesburg 2001
South Africa

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 29 2003
THOMSON FINANCIAL

FILE NO. 82- 4569

FISCAL YEAR 3/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 10/22/03

ABSA GROUP LIMITED

Annual Report 2000

ABSA

WEBSITE: http://www.absa.co.za

Information regarding the Absa Group's products and services may be accessed on the Internet at the address above.
The Group's financial performance, latest news releases and live share price are available on http://www.absa.co.za

To be partners in growing

South Africa's prosperity by

being the leading financial

services group,

serving all our stakeholders.

ABSA

GROUP SALIENT FEATURES


HEADLINE EARNINGS
(Rm)
2 000
1 500
1 000
500
0
1 026
1 319
1 692
1 968
1 988
96
97
98
99
00

Compounded annual growth over past five years: 20,8%


HEADLINE EARNINGS AND DIVIDENDS PER SHARE
(cents)
350
300
250
200
150
100
50
0
178,0
59,0
222,2
72,0
271,3
86,0
309,7
96,5
310,3
96,5
96
97
98
99
00
Headline earnings per share
Dividends per share

	2000	1999	1998	1997	1996
Headline earnings (Rm)	**1 988**	1 968	1 692	1 319	1 026
Headline earnings per share (cents)	**310,3**	309,7	271,3	222,2	178,0
Attributable income (Rm)	**1 593**	1 905	1 598	1 319	1 130
Earnings per share (cents)	**248,6**	299,8	256,2	222,2	196,1
Dividends per share (cents)	**96,5**	96,5	86,0	72,0	59,0
Dividend cover (times)	**3,2**	3,2	3,2	3,1	3,0
Return on average equity (%)	**17,08**	18,49	18,87	17,75	16,43
Return on average assets excluding acceptances (%)	**1,16**	1,23	1,19	1,07	0,97
Net interest margin (%)	**3,99**	4,26	4,30	4,33	4,40
Charge for bad and doubtful advances as a % of average advances	**1,21**	1,11	0,86	0,75	0,60
Non-interest income as a % of operating income excluding bad debt charge (%)	**43,6**	40,5	38,8	37,0	34,1
Ratio of operating expenses to operating income excluding bad debt charge (%)	**63,5**	63,3	65,4	67,2	69,4
Total assets (Rm)	**177 461**	168 737	152 821	134 470	114 685
Net asset value per share (cents)	**1 840**	1 801	1 548	1 342	1 157
Total advances (Rm)	**144 824**	137 607	125 920	108 305	96 189
Advances growth (%)	**5,24**	9,28	16,26	12,60	16,25
Capital to risk-weighted assets	**10,9**	10,4	9,8	8,3	10,4
Permanent staff complement	**34 313**	33 729	36 491	37 844	38 041

RETURN ON AVERAGE EQUITY (ROE)



(%)
20
15
10
5
0
16,4
17,7
18,9
18,5
17,1
96
97
98
99
00

RETURN ON AVERAGE ASSETS (ROA)



(%)
1,4
1,2
1
0,8
0,6
0,4
0,2
0
0,97
1,07
1,19
1,23
1,16
96
97
98
99
00

NET INTEREST INCOME AND MARGIN



(R'bn)
8
6
4
2
0
4,40%
4,33%
4,30%
4,26%
3,99%
4,6
5,3
6,1
6,8
6,9
96
97
98
99
00

ABSA GROUP OBJECTIVES

Absa's objective in respect of ROE is to generate a return on shareholders' funds at least equal to the Group's cost of capital.

The Group's weighted cost of capital for the 2000 financial year was 18,4% whilst a ROE of 17,1% was achieved for the year under review.

The objective of the Group is to achieve a ROE of 21% by 2002.

The Group's objective for a return on average assets is 1,3% by 2001 and to increase it to 1,5% over the longer term.

Net interest margins in the highly competitive South African market will remain under pressure for the foreseeable future. Strategies have been put in place to counter the negative effect on earnings.

The Group's objective is to maintain a net interest margin of at least 4,0%.

ABSA GROUP ACHIEVEMENTS

The decline in the return on average equity is as a result of low advances growth and high bad debts experienced during the year. Goodwill of R658 million was charged directly to share premium. General provisions were increased by R564 million (R395 million after tax) by means of an exceptional charge to the income statement in order to comply with new Banks' Act regulations which become effective on 1 July 2000.

Shareholders' funds increased by 3,4% (1999: 16,3%).

The ROA for the 2000 financial year declined to 1,16% (1999 – 1,23%) for the same reasons as those set out under Return on Equity.

Asset growth for the year was modest at 5,2%. However, advances growth improved during the last quarter of the financial year after sluggish growth during the first nine months.

Growth in net interest income for the year was negatively affected by low growth in advances and lower net interest margins. The pace and extent of interest rate reductions, particularly during the first half of the financial year, had a negative effect on margins. Benefits realised from interest rate risk management strategies put in place since the first quarter of the financial year led to a significant improvement in the margin during the second half of the year.

CHARGE FOR DOUBTFUL ADVANCES AND AS % OF ADVANCES


(R'bn)
2,0
1,5
1,0
0,5
0
0,60%
0,75%
0,86%
1,11%
1,21%
0,5
0,8
1,0
1,5
1,7
96
97
98
99
00

NON-INTEREST INCOME AND AS % OF TOTAL INCOME


(R'bn)
6
5
4
3
2
1
0
34,1%
37,0%
38,8%
40,5%
43,6%
2,4
3,2
3,9
4,6
5,3
96
97
98
99
00
Commissions and fees
Trading
Other
Insurance

OPERATING EXPENDITURE AND COST-TO-INCOME RATIO


(R'bn)
9
8
7
6
5
4
3
2
1
0
69,4%
67,2%
65,4%
63,3%
63,5%
4,9
5,7
6,5
7,2
7,7
96
97
98
99
00
Staff costs
Other
Cost-to-income ratio

The target set in respect of the bad debt ratio of the Group is 0,80% over the short term and 0,70% over the longer term.

A bad debt ratio of 0,90% is considered to be optimal in view of the Group's entry into the micro-lending market.

The medium-term objective is to increase and maintain sustainable non-interest income as a percentage of operating income at 43% and to increase it to 47% in the longer term.

The Group has set a medium-term cost-to-income ratio objective of 62% and a longer-term objective of 60%.

The effect of the high interest rates flowing from the emerging market crisis of 1998 and 1999 was felt by consumers in the 1999 and 2000 financial years.

The charge for bad and doubtful advances increased by 16,9% to R1 707 million for the 2000 financial year. As a percentage of average advances, it was 1,21% for the year. A number of isolated corporate failures increased bad debts to unprecedented levels.

Non-interest income as a percentage of operating income increased to 43,6% from 40,5% for the 1999 financial year. This improvement is as a result of sound growth in non-interest income and by the low increase in net interest income.

The Group is especially pleased with the increase in commission and fee income. Trading income for the year was well below the levels of the previous financial year, in a market low in volatility. Income from insurance activities continues to provide a meaningful contribution to the Group's income despite the dampening effect of the domestic economy on the insurance industry.

Operating costs for the 2000 financial year increased by 7,1%, slightly below the core inflation rate for the period. Staff costs increased by 7,0%. The Group has increased its permanent staff complement as a part of its drive to render legendary service to customers.

Substantial costs were incurred to improve service levels and the Group is already enjoying benefits of these initiatives.

ADVANCES



(R'bn)
150
120
90
60
30
0
98,4
110,7
128,3
140,5
148,6
96
97
98
99
00
Retail
Wholesale

STAFF COMPLEMENT AND CONTRIBUTION



(R'000)
60
50
40
30
20
10
0
38,0
37,8
36,5
33,7
34,3
27,1
45,5
56,1
58,4
96
97
98
99
00
Staff complement (000)
Contribution per staff member

CAPITAL ADEQUACY



(%)
12
10
8
6
4
2
0
10,4
8,3
9,8
10,4
10,9
96
97
98
99
00
Primary
Secondary
Regulated required

ABSA GROUP OBJECTIVES *(continued)*

The Group's objective is to maintain its market share in those products in which it has a major share, and to increase its market share in products and markets where the group is less prominent. Growth will be pursued at a price commensurate with risk without compromising the quality of advances.

The Group is committed to decreasing the level of non-performing advances by applying improved credit risk management and collection processes.

The improvement of staff productivity remains high on the Group's list of priorities. Staff numbers are likely to reduce further over the medium term but the entrenchment of a legendary service culture is the primary objective over the short term.

Staff will be redeployed as part of the Group's customer-focused operating model.

The Group's objective is to maintain a minimum ratio of capital to risk-weighted assets of at least 9,0%, compared with the regulatory minimum requirement of 8,0%.

With regard to the level of Tier II capital, the objective is to increase the ratio of Tier II capital to total capital to between 35% and 40%.

ABSA GROUP ACHIEVEMENTS *(continued)*

Retail advances grew by 3,9% and wholesale advances by 11,1% for the 2000 financial year. Credit demand during the first three quarters of the year was low and the Group only experienced encouraging growth in advances during the last quarter of the financial year.

The Group has acquired UniFer to improve its penetration into the mass market. Several other initiatives are planned to improve market share and presence in selected market segments, where Absa believes it can provide a quality service at a fair return.

Staff productivity measured as headline earnings per staff member increased from R56 100 to R58 400 during the year. The staff complement increased by 584 during the past financial year, mainly in the Commercial Bank, as the Group intensified its focus on customer service.

Absa's capital to risk-weighted asset ratio was 10,9% at year-end. The ratio for Absa Bank was 10,4%, compared with 9,6% during the previous financial year.

Absa Bank's ratio of Tier II capital to total capital was 37,6% (1999: 32,2%). This was mainly owing to its raising R750 million in secondary capital by issuing subordinated, callable bonds during the year.

HEADLINE EARNINGS BY BUSINESS AREA


(%)
100
80
60
40
20
0
96
97
98
99
00
Retail
Wholesale
Insurance
Other

Headline earnings by business area

	2000 Rm	1999 Rm	1998 Rm
Retail banking	**947**	1 061	1 032
Commercial Bank	**676**	684	723
Bankfin	**214**	311	229
MLS Bank	**50**	59	72
Other	**7**	7	8
Wholesale banking	**538**	481	336
Corporate Bank	**431**	489	308
International operations	**100**	(24)	8
Other	**7**	16	20
Total banking	**1 485**	1 542	1 368
Insurance and financial services	**515**	360	268
Other	**(12)**	66	56
Total headline earnings	**1 988**	1 968	1 692

PERFORMANCE OF SPECIFIC BUSINESS AREAS

The process of consolidating the four retail banking brands into the new-look Absa, which commenced in 1998, is substantially complete. The Absa brand is now well accepted and recognised in South Africa and will stand the Group in good stead for the future.

Low advances growth and lower net interest margins resulted in low income growth in the Group's retail banking activities. Credit card business turned in a sound performance and Bankfin achieved record levels of new business despite sluggish new motor vehicle sales.

The Group's wholesale banking activities produced mixed results. Absa's international operations made a recovery from the weak results reported the previous financial year, when extraordinarily high levels of bad debts were incurred because of the emerging market crisis. The benefits of the past restructuring and recapitalisation are becoming evident and higher contributions are experienced from these operations. The net income of Absa Corporate Bank's domestic activities was dampened by provisions for bad debts made against certain corporate accounts and lower trading income due to reduced volatility in the financial markets.

Absa's insurance activities performed well due to initiatives to broaden the range of products offered, as well as to retain existing mortgage business. Underwriting results were satisfactory, taking industry benchmarks into account. Net income from broking services decreased during the year due to higher operating costs resulting from restructuring initiatives.

Absa acquired a 51% stake in the microlending group UniFer. This acquisition was made as part of Absa's strategy of increasing its involvement in the mass market. Absa also acquired a 70% stake in Tanzania's largest commercial bank, the National Bank of Commerce (1997) Limited ("NBC"). UniFer and NBC will contribute to the earnings of the Group from April 2000.

ANALYSIS OF MARKET SHARE

MARKET SHARE:
TOTAL ADVANCES
MARCH 2000


18,9%
(20,4%)
23,8%
(25,3%)
16,8%
(16,9%)
23,2%
(21,5%)
17,3%
(15,9%)

(31 March 1999 in brackets)

MARKET SHARE:
DEPOSITS
MARCH 2000


18,5%
(19,8%)
22,9%
(24,0%)
16,4%
(16,1%)
25,0%
(23,4%)
17,2%
(16,7%)

(31 March 1999 in brackets)

- ABSA
- SBIC
- FirstRand
- Nedcor
- Other

Absa is South Africa's leading provider of personal banking and financial services. It serves more customers than any other bank in the country.

The Group is well established as a financial services group. Formed in 1991, Absa had 643 028 855 shares in issue and a market capitalisation of R15,4 billion on 31 March 2000. Its largest shareholders are Sanlam (24,4%) and Universa (24,0%).

Absa has an established infrastructure, a complete range of retail and corporate banking, insurance and financial products and services as well as extensive local and international networks. This enables us to interact with our customers

ABSA GROUP LIMITED

ABSA BANK LIMITED

Retail banking

Commercial Bank

Bankfin

Card

Absa Direct

Absa Mass Market

Absa Private Bank

Wholesale banking

Absa Corporate Bank

Absa Bank London

Absa Asia Limited (Hong Kong)

Absa Bank Singapore

Bankhaus Wölbern & Co (Hamburg)

Other

Absa Props

Group Specialist Functions

through a combination of physical and electronic channels, offering each a choice of banking and financial products and services – from basic offerings for the low-income personal market to customised solutions for the corporate market.

Our staff build win-win relationships to achieve our goals and meet the expectations of our customers. Fulfilling these needs will enable us to generate and sustain acceptable returns for all our stakeholders. We are committed to growing South Africa's prosperity by being the leading financial services group, measured in terms of the creation of value for our shareholders, customers, staff and the communities we serve.

ABSA FINANCIAL SERVICES LIMITED

Absa Insurance Company Limited

Absa Life Limited

Absa Brokers (Proprietary) Limited

Absa Trust Limited

- Absa Trust Participation Bond Managers (Proprietary) Limited

Absa Fund Managers Limited

Absa Financial Services Holdings (Jersey) Limited (82,5%)

- Absa Offshore (Jersey) Limited

Absa Consultants and Actuaries (Proprietary) Limited

- Absa Health Care Consultants (Proprietary) Limited

Absa Investment Management Services (Proprietary) Limited

OTHER INTERESTS

Subsidiaries

Absa Asset Management Limited♣
Absa Development Company Holdings (Proprietary) Limited♣
Absa Manx Holdings Limited (Isle of Man)♦/●
- Absa Syndicate Investment Holdings Limited (United Kingdom)
  - Absa Syndicate Investments Limited (United Kingdom)
- Absa Manx Insurance Company Limited
- Amalgamated Finance Limited

Absa Securities (Proprietary) Limited♦
Cortal Direct (Proprietary) Limited♣
Cutfin (Proprietary) Limited♣
Libertas Consolidated Holdings Limited♦
MLS Bank Limited●
National Bank of Commerce (1997) Limited (Tanzania) (70%)
UniFer Holdings Limited, formerly Unibank Investment Holdings Limited (UniFer) (51%)●

Associates and other investments

Bank Windhoek Holdings Limited (Namibia) (36,3%)●
Commercial Bank of Zimbabwe Limited (Zimbabwe) (26%)●
Ford Credit South Africa (Proprietary) Limited (50%)●
Global Access Telecommunications Services South Africa (Proprietary) Limited (40%)♣
Jigsaw Holdings Limited (46,3%)♣
MEEG Bank Limited (28,7%)●
Sage Group Limited (14,3%)♣

● Income reported under retail banking

BANKING ACTIVITIES

ABSA Commercial Bank

A comprehensive range of retail and commercial banking products and services is offered to customers through multiple channels, ranging from a highly representative branch network to a wide choice of electronic delivery mechanisms. These products and services include cheque accounts, mortgage and personal loans, deposits, savings and investment accounts and payment products.

Our extensive branch network also serves as a delivery channel for other Group business units. It consists of:

- 346 branches
- 347 sub-branches
- 98 mini-branches
- 61 agencies
- 2 018 ATMs (self-service delivery channels).

ABSA Direct

Absa Direct serves as a platform for the Group's e-commerce activities. It offers a comprehensive telephone and Internet banking service 24 hours a day, seven days a week, and electronic business-to-business banking solutions for the commercial and corporate markets. Absa Direct also manages the Bankteller ATMs and point-of-sale services. Help Desk services include stopping lost cards, telemarketing and the provision of information.

Bankfin

Bankfin offers asset-based finance through customised products and services ranging from tax-efficient finance and insurance to finance packages structured around the customer's particular needs.

These services are provided through the branches of Absa Bank, approved motor dealers countrywide and 92 Bankfin branches.

An extensive range of products is offered, catering for the commercial and personal market segments. (The former includes the public, business and agricultural sectors.) This range includes leases, rentals, instalment sales, floor plans, tax-based finance, fleet cards, credit line facilities and full maintenance leases.

ABSA Card Division

Card services are provided in both the retail and wholesale arms of the bank. A wide variety of credit and debit cards are marketed under the Absa Bank brand. Other card-based services are provided for the corporate, small business and individual markets, and also for affinity groups such as universities and provincial sporting bodies.

MLS BANK

Founded in 1976 as Medical Leasing Services, MLS Bank was established in 1978. It is a niche bank in the Absa Group, satisfying the financial needs of the medical and dental professions as well as listed and private hospitals.

FINANCIAL SERVICES

ABSA Brokers

Some 1 000 brokers provide services through the Group's network of commercial bank outlets. Services are also offered to the customers of Bankfin, Absa Trust and MLS Bank. These include financial and retirement planning, life and health assurance broking, investment advice to customers in the personal, commercial and corporate market segments, as well as short-term insurance broking.

ABSA Life

A range of life assurance products is provided to Absa's customers by the Group's life assurer.

The business is mainly derived from issuing mortgage protection policies to the Group's mortgage customers and from credit life assurance, funeral assurance and other single-need life assurance policies sold to the Group's customer base.

ABSA Insurance Company

This short-term insurance company is registered to transact general insurance business.

A significant portion of its portfolio consists of comprehensive homeowners' insurance on Absa's large base of mortgaged properties. Other lines of business marketed to Absa's customer base are motor and personal lines insurance.

ABSA Consultants & Actuaries

Comprehensive administrative, actuarial and consulting services, including asset-consulting services, are offered in respect of pension funds, provident funds and group schemes, as well as a wide range of related employee benefit services.

A range of umbrella retirement funds is available to cater for the smaller employer as well as domestic and farm workers.

ABSA Health Care Consultants

Absa Health Care Consultants specialises in proactively identifying the healthcare risks and problems experienced by employer groups and medical schemes. It offers a value-added consultancy service that fully addresses each customer's unique healthcare needs, enabling trustees and employers' medical aid committees to make sound strategic and

OTHER ACTIVITIES

ABSA DevCo

Absa DevCo specialises in the acquisition, development and sale of residential, industrial and commercial property as well as the

CORTAL DIRECT

Cortal Direct, now a wholly owned subsidiary of Absa, represents a unique investment management service. It offers a range of investment options by telephone and via other direct media.

ABSA PRIVATE BANK

Absa Private Bank offers integrated financial solutions to high net worth individuals. It focuses on wealth creation, preservation and maintenance. Absa's offshore wealth management capability further enhances its service proposition.

Contact with customers is through personal interaction with highly skilled personal bankers. Banking suites have been established in Johannesburg, Pretoria, Cape Town, Bloemfontein and Durban.

ABSA | Mass Market

This unit has been operational from January 2000 and will integrate the Group's offering of basic and affordable financial and related services and products to the mass market.

Microlending activities, previously marketed through NuBANK's 21 branches, will be bolstered in due course by the Group's acquisition of 51% of one of the country's leading microlenders, UniFer Holdings Limited, previously Unibank Investment Holdings Limited ("UniFer").

CUTFIN

Founded in 1990 as Commercial Union Trade Finance (Proprietary) Limited and acquired by Absa in 1994, this company was renamed Cutfin in 1994.

Through debtor financing, it provides working capital, funding and credit management to businesses with turnovers exceeding R6 million per annum.

ABSA | Corporate Bank

Absa Corporate Bank's customers are offered comprehensive services through a highly representative network in South Africa and abroad.

Corporate Banking services include cheque accounts, domestic and international funding, cash management systems, card services and specialised finance transactions. Merchant Banking offers corporate, project and structured finance as well as stockbroking through Absa Securities (Proprietary) Limited.

Treasury offers a range of services to corporate and retail customers. These include foreign exchange, derivatives trading, money and capital market products, commodity trading and funding.

International Banking offers international trade services in the form of documentary letters of credit, collections, import and export finance, Eurocurrency loans, traveller's cheques and foreign currency transfers.

International representation includes branches in London and Singapore; wholly owned subsidiaries Absa Asia Limited (Hong Kong), Bankhaus Wölbern & Co (Germany), and Absa Manx Holdings Limited (Isle of Man); and representative offices in Hamburg, New York and Shanghai.

Correspondent relationships are maintained with more than 1 500 banks in 130 countries.

operational decisions. Strong emphasis is placed on the sustainability of value-added healthcare benefits and the optimisation of service levels.

ABSA | Investment Management Services (AIMS)

AIMS is an approved investment manager and linked investment service provider. It offers off-the-shelf local and international linked investment products (with or without guarantees) as well as investment solutions tailored to suit the specific needs of individuals or business entities. Products are distributed through financial advisors, who use technology to provide skilled professional advice and products to investors.

ABSA | Trust

Absa Trust's main activities include the drafting of wills, the administration of deceased estates and trusts (including employee benefit trusts), portfolio management and estate and financial planning.

Absa Trust Participation Bond Managers, a subsidiary of Absa Trust, provides loan finance for the development or purchase of commercial and industrial property.

ABSA | Fund Managers

Absa Fund Managers offers a wide range of unit trusts, including a general fund, an income fund, a balanced fund, two international funds, a financial and industrial index fund, a smaller-companies fund and two funds of funds.

The Absa Money Market Fund invests in specialised money market instruments and offers high returns, liquidity and easy access to both individuals and businesses.

Absa Fund Managers acts as the South African host for the Absa Offshore range of investment products.

ABSA | Financial Services

Absa Financial Services Holdings (Jersey) Limited offers its international high net worth and corporate clientele a range of offshore financial services including offshore trust and company administration, estate and wealth planning and asset management from offices located in London, Switzerland, Israel and the Channel Islands.

ABSA | Asset Management

Absa Asset Management was converted from a division of Absa Bank into a separate company in 1997 to perform portfolio asset management activities, mainly for the Absa Group's in-house funds. The company has been undergoing restructuring since January 2000. It focuses mainly on the management of private portfolios and fixed-interest assets for wholesale funds, of which the Absa Money Market Fund forms the largest portion.

Absa Group successfully positioned some of the strategic building blocks

During the 1999/2000 financial year the Absa Group successfully positioned some of the strategic building blocks, essential in our quest to maximise value for our shareholders. These major initiatives, accompanied by the lingering aftermath of South Africa's high interest rate environment, continued to test the Group's resilience.

In his 1995 review, some three years after the first Absa merger, my predecessor credited that year's improved performance to the positive effects of the Group's regained external focus. However, in 1999/2000 the vast scale of our initiatives resulted in a return to a somewhat internal focus, reminiscent of the strenuous years immediately following the original merger.

The "second merger" – probably more difficult for our commercial bank customers and staff than the first – dominated 1999 as we took leave of the Allied, TrustBank, United and Volkskas brands. These household names were successfully replaced by the new-look and very strong Absa brand. However, in establishing this milestone and fine-tuning other equally important initiatives, we sacrificed a degree of customer focus.

Our longer-term strategy is intertwined in these initiatives, which include the closure of some 350 outlets as part of the reorganisation of the commercial bank, the continued re-engineering of the commercial bank's risk management systems and the revitalisation of management. While essential for the future, these initiatives distracted us somewhat from our main objective of being a customer-focused organisation.

Significantly, this ongoing overhaul of the Group coincided with high interest rates that continued into the early part of the financial year and created an operating environment particularly unfriendly to retail banking.

Furthermore, for a significant part of last year, the Group had to contend with the extremely negative effects of the ongoing Heath Investigation into the SA Reserve Bank's assistance to Bankorp in 1990. Despite the heavy burden placed on resources and damage caused to our reputation, management gave its full cooperation throughout the extended process and I welcome the fact that no further action was instituted against the Group.

Trading conditions

High borrowing costs caused a severe downturn in the domestic private sector's appetite for credit and prompted a further rise in insolvencies and liquidations. Mortgage lending increased by 4,0% to the end of March 2000, while instalment sales and leasing finance rose by only 2,5%. These increases were below the inflation rate. Persistent high levels of bad debts, a low growth in advances and a squeeze on interest rate margins left their mark on the Group. The positive aspect of these adverse financial conditions was that households strengthened their financial position and the depletion of savings levels was halted. These improvements, together with the tax relief measures announced in the latest Budget, create a firmer basis for households to improve their savings propensity and to start taking up credit once more.

Consumer aversion to new credit, on the one hand, and high levels of default by individuals and businesses, on the other, continued to pose severe challenges to the commercial bank, the Group's major operating division. Following the downturn in the domestic economy, the Group's retail banking operations encountered challenging trading conditions and failed to generate the targeted returns.



DANIE CRONJÉ

CHAIRMAN

Group results

While headline earnings of R1 988 million (1999: R1 968 million) and headline earnings per share of 310,3 cents per share (1999: 309,7 cents per share) indicate that the Group is fundamentally healthy, the 1999/2000 results are nonetheless not what shareholders, potential investors and management had envisaged. The return on shareholders' funds, which improved encouragingly from 1996 and had gained ground on our benchmarks up to 1998, failed to maintain momentum and came to 17,1% for the year under review. Dividends have been retained at their 1998/99 level of 96,5 cents per share.

Economic overview

INTERNATIONAL

The world economy performed much better than expected in 1999, with the United States, the world's largest economy, playing a major role in supporting the global economic upswing. Many Asian economies, adversely affected by financial instability and economic decline in 1998, recovered remarkably. After lagging initially, Japan is recovering to show growth in capital spending, rising profits, improved employment and the resumption of consumer spending. Major economies in Europe are experiencing increases in consumption, investment and export growth. Europe's business sentiment is at its highest level in a decade, as fiscal policy remains expansionary.

The remarkable performance of the US economy has confounded the sceptics, but the risk of this economy derailing the recovery in the rest of the world has nonetheless increased. The investment emphasis on the so-called "new economy" has facilitated structural changes, reducing unemployment, raising productivity and lowering inflation. Subsequently, traditional measures to gauge the temperature of the economy may no longer be as reliable as before. Unless a "soft landing" is engineered, a sudden US recession could have grave consequences for many, if not most, countries in the world.

Taking all of these factors into consideration, the global economy nonetheless looks set for at least two years of growth in excess of 3%.

DOMESTIC

South Africa's strict monetary policy stance in response to the 1998 financial crisis did much to restore financial stability, steadied the rand and strengthened the balance of payments. The solid improvement in the country's foreign reserve position, the decline in the Reserve Bank's forward book, and the decrease in its net open foreign currency position – from $23,2 billion in September 1998 to $10,3 billion by March 2000 – were particularly encouraging.

In recent years, inflation has shown a gradual structural improvement. Based on the past and present conduct of the monetary authorities, the inflation target range of between 3% and 6% by 2002 should be within reach. However, there is a concern that, should this task be left entirely to the Reserve Bank, with interest rates the only instrument of influence, a sudden deterioration in South Africa's balance of payments position and the resulting pressure on the currency will either necessitate higher interest rates, or put the country at risk of a loss in foreign investor confidence owing to its failure to attain its inflation rate targets. The solution could be to enhance the domestic environment to encourage foreigners to commit their capital – especially in the form of direct investment.

The recently formed Millennium Council may be of help in this regard. It seeks to address labour inflexibility, and if successful, its recommendations could lead to a more flexible labour market. This could play an important role, not only by obviating the need for large and frequent currency depreciations to keep the country globally competitive, but also by stimulating job creation and thus lessening the devastating effect of poverty and crime. Strikes and stay-away actions on the part of organised labour in response to continued job losses would be futile – such actions would only serve to further undermine labour as a factor in the production process. Over the years, a militant labour approach and harsh, business-unfriendly labour laws have prompted many businesses to switch from labour-intensive to capital-intensive production methods.

Despite the upgrading of South Africa's credit rating to investment grade by Standard & Poor's, markets did not react positively. From the latter part of the first quarter of 2000, the rand weakened as foreigners became net sellers of bonds and equities. Various reasons have been advanced for this, ranging from the strength of the US dollar, to the disquieting situation in Zimbabwe, to the winding down of positions (including a South African exposure) by a troubled hedge fund and to the government's announcement of its intention to introduce a capital gains tax.

In my view, a capital gains tax would increase the already high cost of capital and could be regarded as being unsupportive of the necessary increase in capital formation as a ratio of the gross domestic product. This ratio was a mere 14,9% in 1999 – much lower than the more than 20% needed to achieve a sustainable economic growth rate of above 3,5% per annum.

Positioning for future growth

In my previous review, I reported on transforming the Group into a customer-focused financial services group in targeted market segments. During the past financial year, this process has continued. Although the changes referred to in this review posed enormous challenges, our people remained committed and greatly assisted in re-positioning the Group and ensuring value creation in the medium to longer term.

Apart from the consolidation of the commercial banking brands, a number of other strategic initiatives that form an integral part of the Group's customer-focused strategy were continued and some new ones undertaken. These include:

- the restructuring of our business lines into focused, accountable business units;
- the enhancement of market segmentation;
- the development of customer and product profitability models;
- a continuation of the re-engineering of our commercial banking credit and risk management structures; and
- the re-organisation of the Group's information technology function.

Prospects

The retail operating environment has improved as the local economy responded favourably to the decline in the prime overdraft rate from 25,5% in August 1998 to its present level of 14,5% – the lowest in 12 years. Economic growth slowed to 0,6% in 1998 and 1,2% in 1999, undoing much of the progress made since 1994 with regard to a rise in per capita income levels. However, recent cyclical and structural improvements in the economy have boosted the prospects of attaining a 3,0% to 3,5% economic growth rate over the next two years or so.

Interest rates are unlikely to decline further this year and the weakening rand has increased the probability of higher interest rates before year-end. However, interest rates are unlikely to rise substantially and could still facilitate moderate credit growth and a general improvement in economic activity.

Despite a materially better economic outlook for financial services for the rest of the year, Absa continues to trade at a significant discount to its inherent value. Our future attraction to investors will depend on a range of factors. Foremost of these will be to demonstrate that our 1999/2000 performance was no more than a temporary setback and that management is committed and able to deliver the desired results. Furthermore, the increasing repositioning of banking groups in South Africa and the convergence with information technology, media and telecommunications will be central to enhancing bank ratings.

We have continued our close liaison with our major shareholders and I welcome Sanlam's decision to maintain its shareholding at present levels as well as its ongoing liaison with Universa. Discussions have been held with Sanlam to identify areas of co-operation and opportunities to strengthen our long-term relationship. The focus of these discussions has been in the areas of mass-market insurance, assurance, financial planning and asset management.

I am confident that South Africa will deal with its challenges. The government's continued adherence to sound financial policies and Mr Tito Mboweni's prudent monetary stance as Governor of the Reserve Bank are a comfort and serve as examples to the leaders of this continent.

Significant progress has been made in transforming Absa from a large, complicated organisation into a customer-focused financial services group. Our initiatives assisted us in positioning solid building blocks aimed at capitalising on the opportunities offered by the restructuring of the financial services industry.

Our ultimate goal is to be the country's leading financial services group, measured in terms of the creation of value for shareholders, customers, staff and the communities in which we operate. Improving our return on shareholders' funds remains important in generating value for all our stakeholders. We believe that the delivery of consistently superior returns will not only generate value for shareholders, but also make it possible for us to motivate our people, offer good value propositions to customers and contribute to the development of communities. However, given the rapid changes taking place in the global and domestic financial services industry, the achievement of consistent good returns on shareholders' funds is a challenging objective. It requires a fine balance between the optimisation of returns in the short term and the continuous transformation of the organisation to ensure value creation in the medium to long term.

Described in a recent report as "one of the best quality banking systems in the emerging markets", local banking groups nonetheless face some severe challenges unique to South Africa. Issues like the following will require our earnest attention in the years ahead:

- The Code of Banking Practice, introduced in April 2000, to which we are fully committed, binds us to high standards of ethics and business behaviour.
- The draft Home Loan and Disclosure Bill, due for implementation later this year, will require financial institutions to be more transparent about lending decisions and patterns. In this regard, our decision-making has always been based on sound risk management principles.
- The continued effects of fraud and theft, which has cost the industry billions of rands.
- The worsening HIV/Aids situation, with 95% of the 34 million infected persons living in developing countries.

Directorate

In January 2000, Mr E R Bosman assumed the position of group chief executive. During the past financial year, he and his executive team encountered trying trading conditions and some difficult internal challenges. I thank him, the executive directors, senior management and all our staff for their commitment to ensuring the Group's return to full strength.

I also thank the members of the various Group boards for their support. Their forthright guidance has helped the Group to focus on the needs of all our stakeholders. During the year, Mr G Steinmetz retired as director of Absa Group and Messrs D J Brits and F S Jordaan resigned as alternate directors of Absa Bank. I would like to thank them for their valuable contribution to the goals of the Group. Mr H L Shill joined the Absa Group and Absa Bank boards, while Ms S L Botha and Mr H R de W Wright, became directors. To them I extend a hearty welcome in the knowledge that they will make a significant contribution.

D C Cronjé
Chairman

29 May 2000

D C CRONJÉ (53)
(Chairman)

Appointed 1987 as a director and as non-executive chairman in 1997. Has 25 years of service with Absa and is a director of Sage Group Limited, Sage Life Holdings Limited, KWV Group Limited and Idion Technology Holdings Limited.

D C BRINK (60)
(Deputy Chairman)

Appointed 1992, is a director of Sanlam Limited, executive chairman of Murray & Roberts Limited, chairman of Unitrans Limited, and a director of Sappi Limited and Billiton Plc.

E R BOSMAN (55)
(Group Chief Executive)

Appointed 1997, has 37 years of service with Absa and is a director of the Banking Council, South Africa.

L BOYD (63)

Appointed 1988, is executive vice-chairman of Anglo American plc, chairman of Anglo American Platinum Corporation Limited and Highveld Steel and Vanadium Corporation Limited. In addition, he is a director of numerous companies listed on the JSE.

J J BROWN (56)
(Executive Director)

Appointed 1997, has 23 years of service with Absa and is a director of JD Group Limited and Kolossus Holdings Limited.

B P CONNELLAN (59)

Appointed 1994, is chairman of Nampak Limited, a director of Illovo Sugar Limited, Tiger Oats Limited, Reunert Limited, Sasol Limited and several other companies listed on the JSE.

M H DALING (54)

Appointed 1992, is executive chairman of Sanlam Limited, chairman of Santam Limited, Genbel Securities Limited and a director of Engen Limited, Gensec Asset Management Limited and various other companies in the Sanlam group.

A S DU PLESSIS (56)

Appointed 1992, is an executive director of Sanlam Limited and various other companies in the Sanlam group.

L N JONKER (60)

Appointed 1996, is chairman of KWV Group Limited and KWV Investments Limited and a director of Naspers Limited.

P DU P KRUGER (63)

Appointed 1996, is chairman of Sasol Limited and numerous Sasol subsidiaries.

D F MOSTERT (63)

Appointed 1998, is chairman of the Sasol and Mine Employees' and Mine Officials' Pension Funds and a director of several subsidiaries of Sasol Limited and of various Sage companies.

A A NOËTH (55)
(Executive Director)

Appointed 1997, has 31 years of service with Absa and is a director of Commercial Bank of Zimbabwe Limited.

J L PAMENSKY (69)

Appointed 1991, holds directorships in The Bidvest Group Limited, South African Eagle Insurance Company Limited and Worldwide African Investment Holdings (Proprietary) Limited. He is also chairman of listed companies LeisureNet Limited and Renaissance Retail Group Limited and is a director of a number of companies both listed on the JSE and otherwise.

H L SHILL (69)

Appointed 2000, is chairman of Sage Group Limited, chairman of Sage Insurance Group Inc (USA) and chairman and director of various other companies in the Sage group. He is also a director of Universa (Proprietary) Limited.

F A SONN (60)

Appointed 1999, is a director of Pioneer Food Group Limited, Re-insurance Group of America (Proprietary) Limited, Africa Group Employee Benefits Limited, Metropolitan Life Limited, Sappi Limited and Western Province Rugby (Proprietary) Limited.

P E I SWARTZ (58)

Appointed 1994, is a director of Distiller's Corporation Limited, New Clicks Holdings Limited, Sanlam Limited, Ellerine Holdings Limited and Sanlam Health (Proprietary) Limited.

T VAN WYK (52)

Appointed 1991, is an executive director of Rembrandt Group Limited and holds directorships in Rembrandt Controlling Investments Limited and various other companies.

GROUP AUDIT AND COMPLIANCE COMMITTEE A S du Plessis (Chairman), P du P Kruger, D F Mostert, J L Pamensky, T van Wyk
GROUP REMUNERATION COMMITTEE D C Brink (Chairman), E R Bosman, L Boyd, B P Connellan, D C Cronjé, M H Daling

SANTIE BOTHA (35)
Group Executive Director

Santie Botha is the group executive director responsible for Group Marketing, Group Corporate and Public Affairs, Group Strategy Development, Group Business Intelligence and the Virtual Bank. Santie holds a B Econ (Hons) and is 35 years old. She joined Unilever, a multinational consumer goods group, as a marketing graduate in 1987, was seconded to the United Kingdom in 1991 and served as group product manager, business unit manager and commercial sales director before joining Absa as group general manager in 1996. External appointments include the President's Council and the Charter Marketer Board of the Institute of Marketing Management and the National Business Initiative (NBI).

GROUP MARKETING

B O'DONNELL (36) CAIB, Diploma Marketing Management (IMM)
Group General Manager
Appointed 1992

GROUP STRATEGY DEVELOPMENT

I S BEUKES (42) MA
Senior Group Consultant
Appointed 1985

GROUP BUSINESS INTELLIGENCE

H A VAN TIDDENS (43) B Econ (Hons)
Group Consultant
Appointed 1979

GROUP CORPORATE AND PUBLIC AFFAIRS

D M RAMAPHOSA (42) MA
General Manager
Appointed 1998

VIRTUAL BANK

B J SOLOMON (54) B Sc, FILPA
Managing Director (designate)
Appointed 1974

JÉAN BROWN (56)
Group Executive Director

Jéan Brown is the group executive director responsible for Absa Corporate Bank, Mergers and Acquisitions and the Africa Desk. He has more than 30 years' experience in corporate and merchant banking, is 56 years old and has a B Econ degree. Before joining Volkskas Merchant Bank in 1976, Jéan worked in Corporate Finance in both Senbank and Trust Merchant Bank, separated by three years as a stockbroker with George Huysamer. Jéan was Volkskas Merchant Bank's managing director when Absa was formed. He became operating executive of Absa Merchant Bank in 1992 and group executive director in 1993. His external appointments include positions on the boards of J D Group Limited, Kolossus Holdings Limited and the Carl and Emily Fuchs Foundation.

ABSA CORPORATE BANK

S P LEACH (46) M Com
Operating Executive
Appointed 1988

S F BOOYSEN (37) D Com (Acc), CA (SA)
Deputy Operating Executive
Appointed 1988

F J GELDENHUYS (41) B Com (Hons)
Deputy Operating Executive
Appointed 1985

AFRICA DESK

P C GORDON (45) B Compt, CA (SA) CA (SD)
General Manager
Appointed 1995

FRANS DU TOIT (55)
Group Executive Director

Frans du Toit is the group executive director responsible for Group Finance and Secretariat, Absa Development Company, Group Logistics and Properties, Group Legal Services, Group Economic Research and Group Investor Relations. A chartered accountant, he holds a B Com (Hons) degree and is 55 years old. Before serving his articles, he spent five years at the Land and Agricultural Bank. Frans was an audit partner at Hoek and Wiehahn and had broad experience in financial services when he joined Volkskas as general manager: Finance in 1987. He was later promoted to executive director. At the time of the Absa merger in 1991, he became a group general manager. He became a group executive director in 1997.

GROUP FINANCE AND SECRETARIAT

J H SCHINDEHÜTTE (40) B Com (Hons), CA (SA), H Dip Tax
Group General Manager
Appointed 1999

ABSA DEVELOPMENT COMPANY HOLDINGS (PROPRIETARY) LIMITED

A C BOTMA (48) TRP (SA) Nas Tech Dip, B Sc (TRP), M Phil (Urban Studies)
Managing Director
Appointed 1998

GROUP LOGISTICS AND PROPERTIES

G C DRY (55) MBA, Ph D, FIBSA, PMS
Group General Manager
Appointed 1991

GROUP LEGAL SERVICES

J N WEPENER (56) BA, LLB
General Manager
Appointed 1980

GROUP ECONOMIC RESEARCH

C W LUÜS (39) B Com (Hons), MBL, FIFM
Chief Economist
Appointed 1985

GROUP INVESTOR RELATIONS

W J ROUX (56) BA
Group Consultant
Appointed 1983

BERT GRIESEL (46)
Group Executive Director

Bert Griesel is the group executive director responsible for Information Technology, People Management, Card and Payment Systems and Mass Market. He is 46 years old and has a B Com (Hons) in Industrial Psychology and an M Com in Personnel Management. He is registered as an industrial and counselling psychologist with the SA Medical and Dental Council and as a practitioner and mentor with the SA Board of Personnel Practice. Before joining Absa in 1995, Bert held senior positions in personnel management with the Bloemfontein City Council and Kentron and then moved into executive management positions in Armscor, Denel Informatics and Denel.

GROUP INFORMATION TECHNOLOGY

L DU RAND (45) BA (Hons), M Com
Group General Manager
Appointed 1987

MASS MARKET, CARD AND PAYMENT SYSTEMS

E W TOMLINSON (46) CA (SA)
Operating Executive
Appointed 1998

GROUP PEOPLE MANAGEMENT

L A VAN DYK (44) MA, MBA, FIBSA
Group General Manager
Appointed 1985

Note: Date of appointment indicates the year of joining Absa or

GROUP EXECUTIVE MANAGEMENT STRUCTURE

NALLIE BOSMAN (55)
Group Chief Executive

Nallie Bosman is Absa's group chief executive. A career banker, he has been with Absa for 37 years and has worked in a number of areas in the bank, including the branch network, Human Resources and Treasury. Nallie obtained a B Com (Hons), an MBL and a Diploma in Banking, all part-time from Unisa. While a general manager at Volkskas in 1987, he was appointed United Bank's first managing director and later became an executive director of United Building Society. He managed both the Allied/United and TrustBank/Volkskas divisions in 1992/3 before his appointment as executive director in Absa. He was appointed group executive director in 1993, group managing director in 1997 and group chief executive in January 2000. Nallie, who is 55 years old, is president of the Institute of Bankers and has served as chairman of the Banking Council, South Africa, for the past year.

CHARLES ERASMUS (49)
Group Executive Director

Charles Erasmus is the group executive director responsible for Absa Financial Services and MLS Bank. A 49-year-old actuary, he holds a B Sc and is a fellow of the Institute of Actuaries, an approved pension fund evaluator and an associate of the Society of Actuaries. After working for Sanlam and Rondalia Life, he joined Volkskas Insurance Brokers in 1978, became a general manager in 1988 and was appointed Absa's group actuary in 1992. In 1995, he was appointed managing director of Absa Insurance Company, Absa Life, Absa Consultants and Actuaries and Absa Health Care Consultants. He has been a group executive director since 1997. Charles is a member of the Advisory Committee on Long-term Insurance and a board member of the Life Offices Association of South Africa.

ABSA BROKERS (PROPRIETARY) LIMITED
P J REYNEKE (45) B Juris, FILPA, SMP
Managing Director
Appointed 1998

ABSA LIFE LIMITED
W T LATEGAN (31) B Com, FFA
Executive Director
Appointed 1995

ABSA INSURANCE COMPANY LIMITED
C F DE JAGER (39) B Sc, FIA, FILPA
Executive Director
Appointed 1985

J H SWANEPOEL (56) FIISA, FCII
Executive Director
Appointed 1974

MLS BANK LIMITED
M J CROUCAMP (55) FIAC
Managing Director
Appointed 1973

ABSA PRIVATE BANKING AND INVESTMENT SERVICES
A S SWART (54) B Com (Acc), MBL
Operating Executive
Appointed 1966

ABSA PRIVATE BANK
W ROBINSON (44) B Com, B Acc, CA (SA), CAIB (SA)
Operating Executive
Appointed 1990

ABSA CONSULTANTS AND ACTUARIES (PROPRIETARY) LIMITED
M J GROBLER (43) B Sc, MBL, FILPA
Managing Director
Appointed 1985

C F DE JAGER (39) B Sc, FIA, FILPA
Executive Director
Appointed 1985

ABSA HEALTH CARE CONSULTANTS (PROPRIETARY) LIMITED
L J BOTHA (45) B Com, B Compt (Hons), CTA, CFA, FILPA
Managing Director
Appointed 1994

ABSA INVESTMENT MANAGEMENT SERVICES (PROPRIETARY) LIMITED (AIMS)
C M HARRIS (48) FIAC, RPP
Managing Director
Appointed 1998

ABSA FINANCIAL SERVICES HOLDINGS (JERSEY) LIMITED
G G CIUCCI (36) B Com, LLB, GDA, CA (SA)
Managing Director
Appointed 1997

ABSA SYNDICATE INVESTMENTS LIMITED
A D HUSSEY (38)
Managing Director
Appointed 1998

ALWYN NOËTH (55)
Group Executive Director

Alwyn Noëth is the group executive director responsible for the commercial bank. Before joining Absa in 1969, he spent five years in the Financial Institutions Office of the Department of Finance. He has spent 31 years with the Group and worked in Branch Accounting, Head Office Internal Audit and Accounts and Treasury before becoming a member of general management in 1986. He became an executive director of Absa in 1993, responsible for Finance and Accounting, Asset and Liability Management and Budgetary Control Systems. Alwyn is 55 years old, has a B Com degree and passed the final examination of the Institute of Building Societies of South Africa. In 1997, he was appointed group executive director. At present, the three executives in charge of the commercial bank, the Group's largest operating division, report to him.

COMMERCIAL BANK
F MEISENHOLL (44) B Acc (Hons), CA (SA)
Operating Executive
Appointed 1993

J P VAN DER MERWE (51) BA (Econ), CA (SA)
Operating Executive
Appointed 1989

L L VON ZEUNER (38) B Econ
Operating Executive
Appointed 1981

MIDDLE MARKET
J J GROBLER (42) Certificate Building Society Institute
Operating Executive
Appointed 1979

DOLF WRIGHT (57)
Group Executive Director

Dolf Wright is the group executive director responsible for Business Banking, Bankfin and Cutfin. Dolf is 57 years old and holds B Com and MBA degrees. Early in his career, he was an internal auditor at Atlas Aircraft Corporation and worked for Senbank before joining the Bank of Johannesburg. The Bank of Johannesburg and Federal Bank merged to become Santam Bank, where he became a senior general manager. He left Bankorp briefly to become chief executive of Volkskas Motorbank before returning to Bankfin as chief executive. He has had a long association with Bankfin and managed this highly successful division until his recent elevation to group executive director.

BANKFIN
N P MAGEZA (45) FCCA (UK)
Deputy Operating Executive
Appointed 2000

CUTFIN (PROPRIETARY) LIMITED
J F R STOLTZ (44) B Com (Hons) (Acc), CA(SA), CTA
Managing Director
Appointed 1998

BUSINESS BANK
R R EMSLIE (41) B Com (Hons), CA (SA)
Operating Executive
Appointed 1987

ENTERPRISE-WIDE RISK MANAGEMENT
E SWANEPOEL (42) B Com (Acc)
Group General Manager
Appointed 1989



DOLF WRIGHT
Group Executive Director

NALLIE BOSMAN
Group Chief Executive

CHARLES ERASMUS
Group Executive Director

ALWYN NOËTH
Group Executive Director



JÉAN BROWN
Group Executive Director

FRANS DU TOIT
Group Executive Director

BERT GRIESEL
Group Executive Director

SANTIE BOTHA
Group Executive Director

During the financial year, the Group rededicated itself to a customer-focused approach

The year under review

Although the 1999/2000 financial year has tested the Absa Group, we remain dedicated to maximising value for our shareholders by meeting our customers' expectations.

Headline earnings for the year ended 31 March 2000 increased by 1,0% to R1 988 million from R1 968 million for the previous financial year and headline earnings per share increased by 0,2%. However, compound annual growth in headline earnings over the last five years was 20,8%.

A final dividend of 59 cents per share has been declared, bringing the total dividends for the year to 96,5 cents per share – unchanged from the previous financial year.

During the financial year, the Group rededicated itself to a customer-focused approach, top management was strengthened and rejuvenated, a number of the major initiatives we reported on last year were brought nearer to completion and we embarked on some new ones – all designed to improve future growth.

The positioning of building blocks for the future marked the commercial bank's first full financial year under the Absa brand. This wide-ranging process tested the resilience of our front-line staff, who functioned in a difficult economic environment in the aftermath of the high interest rates of 1998 and 1999.

Despite a moderate improvement in business confidence, trading conditions in financial services remained difficult. Domestic private sector demand for credit across all retail categories was subdued and the level of liquidations and insolvencies rose further during 1999/2000. Sluggish advances growth and continuing high provisions for bad and doubtful advances combined to impede the Group's performance.

Net interest income suffered owing to the low growth in advances and the pressure on interest margins caused by rapid interest rate reductions, particularly during the first half of the Group's financial year. The significant reduction in this pressure during the second half of the year can be attributed to the benefits of the interest rate risk management strategies we embarked upon in the first quarter of the financial year. This helped the net interest margin for the year to recover to 3,99% (1999: 4,26%).

As real interest rates rose in 1998 and the domestic economy deteriorated, bad and doubtful advances increased substantially, necessitating provisions well in excess of past experience. While encouraged in recent months by a reduced number of accounts in arrears, the ratio of provisions for bad debts as a percentage of advances for the year remained at a higher-than-desired 1,21% (1999: 1,11%).

Non-interest income increased by 15,0% to contribute 43,6% of operating income (1999: 40,5%). Annuity-type fee income now makes up a larger portion of the Group's total non-interest income. Profits on the sale of investments amounting to R447 million compensated for reduced trading profits in a less volatile market, higher levels of bad and doubtful advances and the write-off of some investment banking investments. Insurance underwriting activities performed well despite the dampening effect of the domestic economy on the insurance industry.

Despite the considerable cost of major initiatives in progress and the year 2000 change-over, operating expenditure increased by only 7,1% – below the core inflation rate of 8,0%. However, low growth in operating income prevented an improvement in the Group's cost-to-income ratio, which was almost unchanged at 63,5% (1999: 63,3%).

The decline in domestic interest rates failed to boost credit extension to the levels preceding the emerging market crisis. As a result of this, advances showed only modest growth of 5,2% – 11,1% in wholesale and 3,9% in retail.

Capital to risk-weighted assets for the Group's banking operations stood at 10,9% (1999: 10,4%) following the successful raising of R750 million in Tier II capital in February 2000. The capital adequacy of Absa Bank Limited at 31 March 2000 increased to 10,4% from 9,6% the previous year.

The Group's total effective tax rate reduced slightly from 29% to 28%. Taxation on income decreased from 22% in 1999 to 18% in 2000. Indirect tax paid increased from 7% in 1999 to 10% in 2000. The latter was mainly the result of an increase in



NALLIE BOSMAN
GROUP CHIEF EXECUTIVE

unclaimed value-added tax resulting from increased vatable operating expenditure, as well as an increase in secondary tax on companies. The higher secondary tax on companies is attributable to legislative changes which resulted in dividends received from foreign sources no longer qualifying as credits in the calculation of secondary tax on companies and a final cash dividend as opposed to a capitalisation share award the previous financial year.

Strategic intent

Because Absa's earnings are primarily geared towards the domestic retail market, domestic economic conditions have a significant impact on our performance. The Group also has a low market share in the medium-sized business and corporate market segments. Initiatives have been instituted to achieve diversity in our operating focus areas by leveraging our strong domestic retail customer base, retail banking and financial services capabilities to create new income streams and acquire a fair share of the business and corporate markets.

To compete successfully, conventional banks and financial services providers are developing and implementing new ways of doing business, eliminating competitive disadvantages and seizing the opportunities offered by the convergence of the banking, financial services and other industries.

The socio-political transformation in South Africa is changing the size and composition of the market. This, together with technological developments, has created opportunities to profitably offer banking and financial services to previously disadvantaged communities. However, to successfully penetrate these markets, conventional banks and financial services providers need to develop and implement new ways of doing business. Absa's acquisition of 51% in UniFer and the ALLPAY and NuPay operations are examples of the kind of strategies that could enable conventional banks to capitalise on these opportunities.

In enhancing income streams, conventional banks and financial services providers have competitive disadvantages compared with new market entrants. Among these are declining interest margins, high cost structures and increasing consumerism.

Although non-interest income has increased, interest income still represents a significant portion of income. Increasing domestic competition, particularly from new entrants, erodes interest margins. Absa's net interest margin has declined from 4,51% in 1995 to 3,99% in 2000. To compensate for this decline, conventional banks need to lower costs and find alternative income sources.

Enabled by technological developments, the initial commoditisation of simpler banking and financial products is rapidly extending to more complex products. Technological developments in media and communications – the Internet, digital television, cell phones and satellite networks – offer consumers, businesses and companies unprecedented access to comparative information on banking and financial products and services.

Successful banking and financial services groups now focus on profitability through diversified customer segments, geographic markets and product lines, they have financial muscle and operate as specialists as opposed to generalists. Therefore, Absa aims to:

- be a large, diversified, but focused financial services group;
- have a diversified product, customer and geographic market scope, but only operate in those business lines where it is profitable to do so;
- be an international, as opposed to a global, South African financial services group in domestic trade areas, selected regions in the rest of Africa as well as other foreign countries; and
- be a specialist as opposed to a generalist by operating through focused strategic business units and specialist functions with Group co-ordination and governance.

In maximising and sustaining high levels of return on shareholders' funds, management is committed to achieving improved ROE targets through growth in headline earnings and optimising the employment of capital.

During the past three years, a number of strategic initiatives aimed at positioning Absa as a customer-focused financial services group in targeted market segments were undertaken. These include:

- the completion, integration and upgrading of the information technology systems and architecture of the respective financial services groups that merged to form Absa;
- initiatives to reduce the cost structures of Group specialist support functions at head office; a movement towards the completion of the credit risk management processes and procedures in the commercial banking operation;

- the consolidation of the physical delivery network of the commercial bank over the past two years. The number of outlets decreased from 1 199 to 850. This was achieved by closing 240 branches, 90 sub-branches and 85 agencies. The number of mini-branches increased by 66, resulting in a net saving of 349 outlets. The process caused considerable customer migration and the opportunity was used to enhance the commercial bank's product offering;
- significant progress in determining the profitability of products, customers and business lines – information critical for strategic decision making and profitability (it is now possible to match services and products to the needs of targeted market segments);
- the implementation of a Group market segmentation model. Combined with profitability models, this serves as a strategic decision-making and marketing tool;
- implementation of a customer-focused operating model for Absa Corporate Bank, focused on efficient business initiation, transacting and processing, delivery and risk management;
- a number of initiatives to nurture a sales culture across the Group while improving sales efficiency.

In transforming the Group's retail operations into focused strategic business units, income streams will be optimised and costs lowered. These initiatives are under way and being implemented in phases, with minimum disruption to business.

Asset-based finance businesses will include a mortgage bank for the personal market and Bankfin's specialist instalment finance offering. Relationship businesses will concentrate on the personal market – subdivided into the affluent, middle and mass market segments – and the business market, primarily targeting medium-sized concerns.

A separate business unit to manage delivery channels – including physical and digital channels – has been established and will be responsible for supporting the other business units in sales and service.

The year ahead

To sustain success in the targeted profit areas, Absa needs to further improve its service levels. Our front-line staff are undergoing intensive training, an internal service awareness campaign to create a customer focus throughout the Group was launched in October 1999, and a recognition-reward strategy has been implemented to ensure that service delivery returns to the highest level.

Other initiatives include the ongoing measurement of customer satisfaction and the use of a call centre with multi-skilled staff to deal with queries and complaints.

Major transformation in the Group continued and I thank management and staff for their commitment and enthusiasm despite difficult business conditions.

The transformation of management over the past 18 months has strengthened the leadership of the Group by introducing diversity and youth. Enthusiastic management and higher staff morale will counter the uncertainty that hampered our progress in 1999/2000. I thank our front-line staff for their resilience in handling the turbulence that sometimes hampered our service delivery.

In optimising cost efficiencies, we will continue to seek economies of scale, streamline non-performing units and outsource non-strategic operations. Our profitability must be enhanced by the introduction of the focused business units in April 2001, while new opportunities offered by e-commerce, microlending, payment solutions and our expansion into sub-Saharan Africa will be further pursued. Meanwhile, traditional strongholds like mortgage lending and the expansion of middle-market opportunities will be managed without disruption to customers or staff.

Our non-executive directors supported us and gave firm direction, for which I thank them. We, the executive management, are fully aware of the importance of turning the Group's performance around in the year ahead in order to reach the desired return on shareholder funds.

Significant regulatory changes and financial services convergence are continuing and we thank the Registrar of Banks and other regulatory bodies for their continued leadership and consultation.

E R Bosman
Group Chief Executive

Strategic business units will be better positioned to deliver superior service

Absa Commercial Bank

The difficult trading conditions created by high interest rates had a severe impact on the commercial bank, the Group's major operating division. The resulting increase in non-performing advances and slow growth in new business depressed results, but the division nonetheless improved its management of segments, credit and risk, costs and service levels.

In transforming the commercial bank into a customer-focused organisation, the division is becoming a number of strategic business units rather than the large financial services provider it currently is. These business units will be better positioned to deliver superior service in the areas of mortgage banking, business markets, the mass market, the middle market, the SME market and delivery channels. This should ensure that the correct product and service is provided to the right customer segment via the best delivery channel.

To ensure that changes are implemented in a managed and co-ordinated manner, the commercial bank has adopted a standardised project implementation strategy. Before implementation, changes will be thoroughly tested and packaged. By managing these initiatives from a central point within the organisation, business momentum will be maintained while transformation takes place.

Operating expenses increased by less than 7%, largely owing to the elimination of overrepresentation and duplication in physical outlets. Since March 1999, 152 physical outlets have been closed, but there has been no significant change in the number of teller workstations, enabling the commercial bank to maintain its service capacity.

The emphasis placed on enhanced service delivery was underpinned by an 18-month internal service awareness campaign, running since October 1999. The campaign encourages a customer focus throughout the Group by means of a recognition-reward strategy. To determine its benefits, a service monitor has been introduced to measure customer satisfaction per individual market segment and a pilot project to monitor customer satisfaction daily has been introduced with excellent results. Since July 1999, a centralised customer call centre with multi-skilled staff has been available to deal with customer queries and complaints. A specialist team handles all written complaints as well as those referred to the banking adjudicator.

Mortgage loans remain one of the commercial bank's core businesses. Market conditions for residential mortgages have improved, with buyers showing more confidence. There has been intense competitor activity, in particular from the smaller mortgage lenders. As is the trend in the rest of the world, especially in Australia, England and the United States, bond brokers are increasingly originating home loan applications. As a major stakeholder in this market, Absa has positioned itself to make good use of the full spectrum of bond originators. The "mortgage bank" will focus on residential mortgages and is expected to improve customer service, market share and profitability.

The re-engineering of the credit and risk management process progressed well. As a result, a differentiated service is offered to customer segments through a process driven credit organisation, where outputs can be measured and incentivised. The standardisation and centralisation of credit in specialised assessment and monitoring units allows for consistency in decision making and customer service, resulting in an improvement in the quality of the advances portfolio. Bad and doubtful debt provisions, which have been high since September 1998, should decline, because inspection reports indicate that the quality of the

Deals worth billions concluded by corporate finance

Deals

Worth billions

concluded
by corporate
finance

Today Tomorrow Together



Credit assessment is being automated for home loans, cheque accounts and loans in the personal market. In the commercial segment, consisting of the agribusiness, business, commercial property finance and public sector markets, specialised units are responsible for assessment and monitoring. Credit decision-making for non-metropolitan areas will be centralised, standardised and automated by March 2001.

Absa remained a market leader in the agricultural sector and has been acknowledged by various agri-specific and productivity-oriented institutions, while the Group also strengthened its position as a leader in supplying banking services to the public sector.

Absa is currently the banker to five of the nine provincial governments and the commercial bank also manages a sizeable portfolio of accounts for local councils, universities, technikons and water boards. During the year, Absa successfully tendered for the Paymaster General Account of the North West Province, as well as the social welfare payments in the Western Cape and Gauteng through its ALLPAY division.

The redemarcation of municipalities in terms of the Municipal Demarcation Act, 1998 will dramatically change municipal boundaries in South Africa. This is expected to have far-reaching financial implications for municipalities, especially in certain communities and areas that include agricultural land. The commercial bank has assessed the impact of these developments on the financial viability of the planned entities, as well as on its future representation.

Absa Direct

Both the Internet and telephone channels showed excellent growth in customer transactions during the year. Registrations for Absa Direct increased by 72% in the 2000 financial year, with Internet customers growing to 98 569 and telephone customers to 91 632. The new Absa website, launched in October 1999, has been well received. A uniform web framework was established, enabling Absa Direct to progress towards e-business and the creation of an integrated electronic marketplace. Further enhancements will enable the Internet service to meet the full range of customer service needs and to develop detailed individual customer profiles. Online product applications grew strongly. Internet booths will be installed in selected Absa branches in the near future.

Telephone banking volumes have continued to increase. Towards the end of 1999, a new interactive voice response (IVR) system was implemented, making it unnecessary for telephone advisors to deal with basic transactions. Customers have responded well to the introduction of IVR and its increased use is expected to lower call centre staff costs.

To grow the customer base, initiatives are under way to register new customers telephonically. Mobile telephone pilot projects will be run in conjunction with network providers and a project to enable all registered Internet and telephone banking users to conduct banking transactions from a WIG (wireless Internet gateway)-enabled cellular phone, is in progress. In the next phase, this will be expanded to non-registered users. Once the market acceptance of WAP (wireless application protocol) cellular telephones is satisfactory, the service will become available to both registered and non-registered WAP cellular telephone users. In addition to this, a specialised telephonic sales unit will focus on personal loans, cheque and mortgage sales and on improving cross-sales.

Electronic Banking serves both the corporate and commercial business markets, providing cash management, payment and collection services. Customers using cash management systems increased by 30% during the past financial year. Electronic Banking has invested in business-to-business e-commerce alliances and in the development of an Internet cash management and payment system, due to become operational in the next financial year.

ATM transactions grew by 14,95% year on year, with the total number of self-service terminals standing at 2 136 at the end of the 2000 financial year. Bankteller centres, where electronic delivery at secure sites is combined with a human interface to assist customers, proved to be the correct strategy for the migration of users to electronic delivery channels.

Absa Card Division

Card Division once again posted excellent results. The behavioural scoring system implemented during July 1999 had a positive impact on the results of the division and on the level of customer satisfaction, while arrears percentages in terms of the total card book declined to an all-time low and the over-limit percentages decreased.

Expanding on initiatives launched the previous year, a suite of commercial and corporate card products was developed and implemented. This enhanced the existing world-class product range already offered in this market segment. The purchasing card was a first in South Africa.

Absa became the first bank in Africa to issue the Visa Platinum card to top customers. Our affinity card base grew by 50% in 12 months.

Merchant Acquiring holds great promise for the coming year. The NuPay system, a payment mechanism for microlenders, has given new impetus to the Group's focus on the lower segment of the market.

Bankfin

Bankfin contributed materially to the Group's income, improving its market share from 23,48% to 24,71% over the past year. Its focus on quality business and fast service boosted business volumes and the quality of the book. An average production volume of more than R1 billion per month was maintained during the final six months of the year and arrears were kept low for most of the year.

Plans were implemented to enhance service standards to customers and in so doing to increase loyalty and repeat business. Bankfin's alliances with several motor groups assisted the division in gaining market share in a competitive market. The strategy of directly offering customers guaranteed financing has proven successful.

MLS Bank

MLS Bank performed well and operated successfully in the medical market in a year characterised by the transformation of the Board of Health Care Funders and the Medical Association of South Africa, and by changes in the funding of medical providers, progressive legislation and ongoing consolidation within the sector.

Advances growth was in line with expectations, despite large settlements in the corporate medical market resulting from the reorganisation of the private hospital industry and the observance of conservative and disciplined risk management procedures and policies.

The bank's specialisation in the medical market continued to contribute substantially to the financial well being of its customers, while enabling the company to avoid the undesirable consequences of large corporate failures in the sector during the year under review.

MLS's excellent customer service and low staff turnover also prompted customers lost to competitors in previous years to return to MLS. This specialist bank again registered an enviable cost-to-income ratio, a marked decline in bad and doubtful advances and an above-average return on capital.

The year ahead will be challenging, but we believe that the health care sector is poised for substantial growth and that the positioning of MLS over the past four years will stand it in good stead, enabling it to remain the dominant player in financing in the medical market.

Mass market

In line with the Group's strategy of introducing focused business units, a mass market unit became operational in January 2000. As overseas and niche banks maintained their focus on affluent customers, Absa decided to address cross-subsidisation of mass-market accounts by affluent market accounts. A comprehensive strategy was developed to serve this market profitably and sustainably.

A range of financial products is being developed and sourced from other areas in the Group and will be delivered electronically. The Group's strong payments infrastructure offers an advantage in developing products addressing lifestyle needs in this market, generating new revenue streams beyond the payment of fees. The first electronic outlet designed for the mass market was opened in Bloemfontein in April 2000.

As part of the Group's strategy for the segment, 51% of the leading microlending group, UniFer Holdings Limited (formerly Unibank Investment Holdings (UniFer)), was acquired with effect from midnight 31 March 2000. Absa's NuBANK division was incorporated into UniFer and Absa is providing UniFer with R3 billion in funding.

The two companies have complementary strengths. UniFer brings an entrepreneurial approach, extensive contacts, substantial market share and knowledge of the market. As a market leader in the formal microlending sector, UniFer has developed considerable expertise in providing unsecured personal term loans. Absa provides strength in terms of size, reach, capital base and a strong brand. Absa currently serves 1,9 million customers in this segment and has expertise in a wide range of traditional banking products as well as an extensive electronic processing capability.

Absa Private Bank

In its second year of operation, Absa Private Bank returned results in line with its five-year plan and implementation strategy.

During the year, its operating model was completed. To manage risks in various areas (credit, banking and investment management), centres of excellence were established and relationships with more than 400 customers and families were formed. Customers are served by suites in Johannesburg, Pretoria, Cape Town, Durban and Bloemfontein.

Skilled, qualified and experienced private bankers were appointed and the ability to handle customers' offshore investment needs enhanced. The focus on building the mix of skills in suites in order to meet the sophisticated financial needs of our customers was maintained.

As Absa's segment approach gains momentum, support and referrals are increasing customer numbers and values.

Absa Corporate Bank

Absa Corporate Bank, including the Group's offshore activities, continued to show good growth in net attributable revenue.

This year, contrary to prior years, the lagged effect of low economic activity impacted on certain sectors of the corporate market. This is reflected in lower-than-expected asset growth and foreign exchange trading results. Some large provisions for bad and doubtful advances were made during the year, but cost management and efficiency were maintained, to the benefit of overall performance.

The transformation process to a customer focus, as reflected in the industry segmentation business model, has been completed. Our structure now lends itself to the integration of a diverse skills base to grow our market share.

The focus on an integrated delivery platform will require increased investment and effort to expand and upgrade electronic delivery systems to enhance customer service and make it easier to perform transactions. This will unlock further cost efficiencies over the next 12 to 18 months.

New revenue generation opportunities complementing the existing product streams have been identified and resources committed to enhance sustainable growth targets.

The division's international activities in the London and Singapore branches, at Bankhaus Wölbern (Hamburg) and at Absa Asia (Hong Kong) have reversed their low overall contribution of the previous year to contribute 18% of the division's net attributable revenue for the year.

International strategies with a regional focus (on Europe, Asia and Africa), are in place and core activities will be developed to keep growing the contribution from international activities.

Absa Securities has made further progress in the integration of an investor services approach to provide execution, brokerage, custody and securities lending facilities to its mainly institutional base.

Industry and regulatory initiatives with regard to the dematerialisation of scrip (central depository and STRATE) as well as electronic settlement (national payment systems) remain key focus areas. We participate actively in these initiatives.

Other banking activities

AFRICA DESK

Over the past two and a half years, Absa has actively pursued investments in Africa. The objective of this expansion is to enter new growth markets by creating a financial services footprint in sub-Saharan Africa by acquiring equity interests in African banks.

Investment in such countries is based on the size, growth potential and trade flows of their economies. The political stability, regulatory practices and legal systems of the countries concerned play a significant role in the investment decision, as do trends towards privatisation.

BANK WINDHOEK

Absa has an equity investment of 36,3% in Bank Windhoek Holdings Limited. Its wholly owned subsidiary, Bank Windhoek, continued to increase its market share and has established itself as one of the top three banks in Namibia. Despite difficult trading conditions, the group achieved excellent results, with a return on equity in excess of 25%.

COMMERCIAL BANK OF ZIMBABWE LIMITED

Absa holds 26% of the issued share capital of the Commercial Bank of Zimbabwe Limited (CBZ). Attributable earnings grew by 21% in 1999, but pre-tax margins decreased owing to higher operational costs and the increased cost of deposits, mainly as a result of escalating interest rates. Management has committed itself to addressing the issue of high operational costs through process re-engineering in the coming year.

THE NATIONAL BANK OF COMMERCE, TANZANIA

An equity share of 70% in the National Bank of Commerce (1997) Limited of Tanzania was obtained with effect from 1 April 2000 at a price of R121 million. The Group expects an excellent return on this investment during the 2001 financial year.

MEEG BANK

As part of its participation in the empowerment arena, Absa has an effective interest of 28,7% in MEEG Bank. All MEEG banking systems have been converted to the Absa system, enabling MEEG Bank to reduce operating costs and improve customer service.

As part of an expansion strategy, advances growth was pursued with great success. Advances grew by 25% and the loans involved are of acceptable quality. In the process of repositioning MEEG Bank, a successful voluntary retrenchment exercise was undertaken to curtail operating expenses. This restructuring is bearing fruit as MEEG Bank's profitability improved.

Other interests

CUTFIN

Cutfin's performance was satisfactory, despite a few underperforming accounts and difficult economic conditions in the first half of the 1999/2000 financial year. A definite upswing in the demand for debtor financing has been evident since September 1999 and is expected to continue for the duration of the 2000/2001 financial year. A focus on marketing and sales helped Cutfin to take advantage of this to obtain quality business in the domestic market.

Increasing opportunities in international debtor financing will be pursued through an association with Factors Chain International (FCI), an international association of debtor financing houses with 154 members spread through 49 countries on all continents.

ABSA DEVELOPMENT COMPANY

Absa Development Company's activities were inhibited by difficult conditions in the property industry, but accelerated as trading conditions improved.

This company's residential developments included Cedar Lakes at Fourways near Johannesburg, Welgevonden, just outside Stellenbosch, and Wierda Glen Estate, a secure residential village in Rooihuiskraal near Pretoria. Tunney, an industrial township near Germiston, was also developed.

Cedar Lakes is positioned to offer significantly better lifestyle attributes than some secure residential estates by offering natural landscaping, an abundance of water and bird life. A homes show at this development in May 2000 attracted considerable public attention.

Welgevonden is being developed in keeping with the Stellenbosch ethos. Higher densities will be achieved while offering a superior quality of life by means of pedestrian streets, public squares and functional open space.

ABSA ASSET MANAGEMENT

Volatility in equity markets in recent years has resulted in investors – both institutional and individual – spreading and lowering their investment risk. There is a growing trend towards a flexible multi-manager approach, money market funds and a higher level of offshore exposure. Absa Asset Management's assets under administration increased to a record R16 billion during the year.

To meet the needs of customers, our future focus will be on managing fixed interest and money market portfolios, as well as increasing the offshore exposure of private customers.

GLOBAL ACCESS

During the year, Global Access expanded its solution base to include an exciting multicasting solution. This initiative is expected to generate significant business in the year ahead.

Expansion into markets outside the financial sector is proceeding apace and significant volumes of international business have resulted. The company is now recognised as the preferred supplier in sub-Saharan Africa.

The finalisation of a joint venture with a premier satellite installation company in South Africa has brought Global Access closer to its vision of being the leader in the transfer and delivery of knowledge via satellite-enabled technology.

Absa Financial Services Limited (AFS)

Absa Financial Services enjoyed an excellent year, with net income increasing by over 40%, partially boosted by a substantial increase in the profits realised on the sale of investments. The life and short-term insurance companies both contributed significantly to these good results.

Absa Financial Services is very well positioned to benefit from the segmentation model currently being implemented in the Group, as it will enable the various entities to focus their sales and service efforts optimally.

ABSA INSURANCE COMPANY

Despite the storms and floods that took place in the last four months of the financial year and the increased frequency of motor accidents, the company produced a good underwriting profit for the year. In addition to this, the recovery in the investment market produced better-than-expected investment returns.

Absa Insurance Company continues to increase the profit contribution of the non-fire lines of business with motor and personal lines as it is particularly important to reduce its dependence on Absa's mortgage book business. Further growth in new, commercially viable business will be keenly pursued.

ABSA LIFE

Absa Life experienced healthy growth in premium income for the year, with substantial growth emanating from recurring premium income from an expanded product range. This provides a solid base from which to enhance future profitability.

Although new business from mortgage protection policies declined during the year owing to general market conditions, the slide was countered by the improved retention of existing business.

The company continues to reduce its dependence on mortgage-related products by focusing on the delivery of new products via telephone and direct mail.

ABSA BROKERS

Absa Brokers embarked on a restructuring process during the year, resulting in the creation of nine business units and the centralisation of administration services, which should produce a substantial decrease in administrative costs.

Tough market conditions for both life and short-term business resulted in a further decrease in broker numbers, but increased focus and greater market segmentation increased the productivity of the remaining sales force, enabling the company to equal its total income of the previous year.

ABSA TRUST

The year under review was the first full year in which fees were charged for the drafting of wills. As expected, the number of wills drafted declined, but average asset values rose sharply.

During the year, the Chameleon Expert Wills System, which enables intermediaries to produce wills at point of sale, was launched in Absa Brokers.

Trust assets under administration ended well ahead of budget. A significant achievement was the appointment of Absa Trust as administrator of the Business Trust, a private sector initiative to gather and disburse funds for community upliftment and to create jobs by, for example, the promotion of tourism.

The Portfolio Management Division, which manages investment portfolios for private customers and trusts, will expand its range of products and services in the year ahead. In particular, customers will be offered more opportunities to diversify their investment portfolios offshore.

ABSA TRUST PARTICIPATION BOND MANAGERS

The scheme achieved significant growth during the period under review, reaching approximately R850 million by 31 March 2000. A steady decline in interest rates throughout the year contributed to a higher level of demand for loans. At the same time, the aftermath of high rates during the previous year was still evident in a higher provision for bad and doubtful advances.

ABSA FUND MANAGERS

The Absa Money Market Fund remains the largest in the industry with assets of R8,06 billion at 31 March 2000.

In keeping with global trends, Absa Fund Managers outsourced the management of some of its funds to a selection of portfolio managers, ensuring that customers benefit from the expertise of more than one investment house. Each portfolio manager is appointed to manage a fund within its particular field of expertise.

ABSA SYNDICATE INVESTMENTS

The 1996 underwriting result, declared in 1999, produced £1 million in pre-tax profit for the third year running. The 1997 result will produce a marginal profit and the two years thereafter are likely to produce small losses, reflecting the extremely tough trading conditions prevalent since 1997.

The results of Absa Syndicate Investments have outperformed the Lloyds average every year since its formation and look set to do so by a considerable margin for 1998 and 1999, which should mark the bottom of the insurance cycle. Capacity has been increased to £24 million for the 2000 year of underwriting, in anticipation of an improvement in market conditions.

ABSA CONSULTANTS AND ACTUARIES

Absa Consultants and Actuaries, the second largest employee benefit consultancy in South Africa, grew income significantly, specifically that derived from the structuring and administration of flexible investment portfolios to suit the needs of individual members of retirement funds.

A new administration system is being implemented that will lead to more flexibility in the provision of services, while the asset consulting service has been expanded and now offers an extensive analysis of investment factors to boards of trustees.

Umbrella funds have been developed to cater for the small business market as well as for domestic and farm workers. Owing to the significant increase in the number of small businesses, this development is regarded as a focus area for the year ahead.

ABSA HEALTH CARE CONSULTANTS

Absa Health Care Consultants, by means of its independent advisory services to employer groups and medical schemes, sustained its good performance of the previous year to grow its income by over 44%.

Expectations that this growth trend will continue are based on the increasing demand from employer groups and medical schemes, resulting from the high level of medical inflation in relation to the CPI and drastic changes in the legislative and supplier environments of the health care industry.

ABSA INVESTMENT MANAGEMENT SERVICES (AIMS)

In its first full operational year, AIMS has positioned itself as a mainstream linked-product house and as a leading-edge provider of financial solutions for the discerning investor with complex needs, but also for the ordinary investor looking for choice, flexibility and reliable administration. Despite a weak equities market for most of the period, new business of R1,4 billion was obtained. The opportunity offered by the weak market was taken to develop a successful range of guaranteed products leading to a significant inflow of new business.

Significantly, AIMS secured some special transactions, each in excess of R100 million. These, together with an average individual investor deal size of R200 000 affirm a commitment to building a business with embedded quality, thus avoiding the difficulties experienced by the participants in the linked-product industry who focus on quantity.

The AIMS Managed Wrap Account Series currently accounts for a substantial portion of the inflow of new business into AIMS. The series of ten wrap accounts, each carrying a Financial Services Board-approved mandate, ended their first year amongst the top-performing wrap funds in the industry.

ABSA FINANCIAL SERVICES (JERSEY)

This company continues to grow both organically and through acquisition. During the year, a full-service asset management operation, TriAlpha Asset Management, was created in London and Jersey. It will serve both the institutional and high net worth segments of the financial services market. In addition, a 25% interest in an international investment services company, Pioneer International, was acquired.

The company continues to increase the range of products available through its Absa Offshore brand and to extend its distribution of those products. The performance of the company's mutual fund products has been outstanding.

Group specialist functions

GROUP INFORMATION TECHNOLOGY

Following a period of integration of the Group's various information technology platforms and the implementation of Absa 2, a major transformation project (Project Quantum) between the Information Technology (IT) division and the various business units was launched in order to reorganise IT functions to directly support the realisation of the Group's business goals.

Together with international consultants, a new IT operating model has been implemented. A wide range of sub-projects, aimed at ensuring world-class service delivery and the reduction of costs, is in process.

Project Quantum also led to the establishment of a joint venture between Absa (30%) and AST Group (70%), whereby all decentralised computer infrastructure is outsourced to the new company.

The Y2K changeover passed without incident.

ABSA PROPS

During the past financial year, Absa Props undertook 171 projects with a value of R140 million, following the implementation of the Group's single brand strategy. This involved the implementation of the new corporate identity in new branch layouts and delivery systems.

The management of surplus business space, also a consequence of the single brand strategy, led to the disposal of 26 buildings in difficult property market conditions.

Absa Towers North was successfully completed, on time and within its R450 million budget, in the last quarter of 1999. This major project was awarded two highly regarded awards, namely the Professional Management Review Golden Arrow for the most admired project and the Project Management Excellence Award 2000.

As a responsible South African corporate citizen, Absa believes that corporate social investment goes hand-in-hand with business success. That is why we continue to support the best interests of all our stakeholders.

We contribute to the transformation of the country by building and nurturing sound partnerships between government and business, to the benefit of the communities we serve. Our staff members are afforded every opportunity to grow through ongoing training and the intensive communication of our goals. This encourages ever-higher service standards, enabling our business to grow and generate the returns our shareholders expect.

We contribute to the transformation of the country by building and nurturing sound partnerships between government and business

SPEND PER KEY FOCUS AREA


5,8%
12,3%
26,7%
55,2%

☐ Education
☐ Job creation
Health ☐
Contingency fund ☐

SPEND PER PROVINCE


7,3%
6,3%
25,6%
15,1%
6,3%
11,6%
12,9%
8,1%
6,8%

☐ Gauteng
☐ Western Cape
☐ Eastern Cape
☐ Northern Cape
☐ KZN
Free State ☐
Mpumalanga ☐
North West ☐
Northern Province ☐

Absa Foundation

The Absa Foundation is the development and social investment arm of the Group and manages a dedicated corporate social investment programme. It is funded annually by 2% of the Group's declared dividend. Since its inception in 1994, almost R50 million has been invested in community development projects. In the 2000/01 financial year, about R14 million will be disbursed to 120 community projects.

Close attention to development and poverty indicators and needs as well as government priorities has led the foundation to concentrate its funding in three key areas – education, job creation and health. This focused approach aims to impact significantly on community needs. Funding is project driven, which means that the foundation does not run its own projects but enters into partnerships with non-profit organisations (NGOs). Our prime focus at national level over the next few years will be on the provinces with the highest poverty indicators – KwaZulu-Natal, Northern Province and the Eastern Cape.

In 1999/00, the bulk of the funding was channelled to education projects (55,2%), followed by job creation (26,7%) and health (12,3%). A small allocation (5,8%) goes to the contingency fund, out of which ad hoc donations are made to welfare and charity projects.

In education, the emphasis is in two core areas – early childhood development and teacher development programmes in mathematics, science and technology. In the year under review, R6,2 million was invested in 53 education projects across the country.

Research has shown that children who have access to early childhood development programmes perform better in the long term in formal schooling and are less likely to have to repeat a year. The foundation therefore focuses on training programmes undertaken in partnership with NGOs for women who run community-based day-care centres. These centres enable mothers to go out to work, create jobs for women and provide educational stimulation programmes for young children. Last year, 1 687 women were trained with an impact on close to 14 700 young children.

The largest contribution to education is channelled into teacher development programmes. One in every four teachers in South Africa is underqualified, particularly in mathematics, science and technology. Our support provides in-service training for teachers, including classroom facilitation, as well as teaching aids and workshops. A total of 4 125 teachers have benefited with an impact on over 200 000 learners.

While education projects make a difference in the long term, our job creation projects

money market fund

grew from
R5,4 billion to
R8,0 billion

Our money market fund

grew from R5.4 billion to R8.0 billion

Today Tomorrow Together



Our community-based income-generation projects focus on skills training (both vocational and business); start-up capital and equipment; aftercare and support; and mentorship programmes. They reach marginalised groups in our society, namely rural women, the youth and the disabled. Sixty-one national projects worth R3,3 million were funded and 3 420 people were provided with an opportunity to earn a sustainable income.

South Africa's HIV/AIDS problem is of great concern. The estimated incidence of infection is as high as 17%, with KwaZulu-Natal, the Free State and Mpumalanga the hardest hit. The foundation's health programme is addressing the problem directly though partnership with NGOs, focusing on training community members and providing education and awareness programmes, counselling and support for those infected and their families. Over 70 000 people have benefited from 21 projects and an investment of R1,5 million.

Our commitment to the development and reconstruction of our country is unwavering. To this end, the Group has supported special projects, such as contributing to the Business Trust and building a community health centre in Umgazi at the request of former President Nelson Mandela.

Community Business Development

In order to develop mechanisms to challenge the status quo and contribute to sustainable business development in South Africa, Absa has established a specialist private equity fund – the Resource Initiative Trust. Equity Africa manages the Trust's fund in a joint venture partnership with Shanti Industries.

The emerging middle class is the new market and the driver of economic growth. Equity Africa accepts this reality and joins forces with selected entrepreneurs, helping them to build their business and achieve their potential. This approach recognises that entrepreneurs in this new market will be important to growth and transformation.

Equity Africa has to date developed a track record of successful commercial investment. Moreover, it has mobilised local and international resources in the field of business development, including training and the gearing of funding. The following are some of the investment highlights of the year:

Tropical Mushrooms is an organic mushroom farm, conceptualised, designed and owned by a black entrepreneur. From its inception in September 1999, it has produced and sold several tons of top quality mushrooms weekly. It has created 35 sustainable new jobs and is the first truly black-owned and -run mushroom farm in the country.

Isis Ice Cream is a joint venture between a Scandinavian ice cream manufacturer and a local empowerment businessman. It yields ice cream of the highest quality, technology transfer and inward investment. The job creation potential of the company has increased, securing the future for many people.

Greenway Farms is one of the highest yielding vegetable farms in the country. The partnership with Equity Africa has enabled 54 members of its workforce to become shareholders and has had a dynamic effect on both labour relations and productivity. It has empowered a large number of people who were formally marginalised. An exciting expansion programme is planned.

Other entrepreneurs have also benefited by receiving either strategic guidance or referrals and access to capital and resources.

ALLPAY

The Group's ALLPAY division expanded its market share to include, in addition to the Free State Province, the Western Cape and Gauteng Provinces.

The core activity of ALLPAY is the payment of social security grants to more than 600 000 beneficiaries in the contracted provinces. This breakthrough in the social security market provides Absa with further opportunities to expand its commitment to the social upliftment of communities, including those in deep rural areas. Affordable basic banking products, such as savings accounts and funeral policies, can be made available to these communities via the Group's advanced technology.

Sports development

Sponsorships from the private sector enable the country to showcase its talent on the world stage and ensure the future development of sport. Quite apart from its long-term branding benefits, Absa believes that sport is a unifying force. That is why we actively contribute to development in several sports.

Our sponsorships are mutually beneficial partnerships, affording the Group exposure while making a meaningful contribution to the promotion and progression of sport in South Africa.

Absa's strong involvement with athletics stems from a belief that this sport has the potential to unite young and old, black and white and rich and poor. Our support for athletics will amount to R16 million in 2000. Absa was one of the anchor sponsors of the All Africa Games in 1999 and also sponsored the Athletics World Cup, the Absa Series, the Absa Junior and Senior Track and Field championships, and the National Youth Championships.

The Absa Series is a showcase of the best South African talent, as well as a platform for the identification and development of up-and-coming talent throughout the country. In addition to this, a R2,5 million sponsorship for the South African Student Sports Union helps to launch future stars. The Group's involvement with the talent identification and development programmes of Athletics South Africa (ASA) focuses on finding and nurturing new talent in disadvantaged areas, coaching trainers and building the skills of future athletics administrators.

Absa hopes to fulfil its stated ideal of maximising opportunities for South Africa's athletes and bringing benefits to the sport, as well as developing future sports stars through sponsorships.

The Group's support for rugby through the Bankfin Currie Cup and an under-21 competition is well known. We are also committed to specific development projects and a club aid programme.

A portion of the proceeds from Absa's affinity card for the Comrades Marathon Association is combined with support from KwaZulu-Natal Athletics to foster the development of road running at grassroots level in the rural parts of the province. In a similar initiative, Absa channels a portion of the turnover generated by its cycling affinity card to the Cape Cycle Tour Trust, which manages cycling development programmes.

Staff participation

Apart from keeping Absa's staff informed about major corporate social investment projects in the Group through a number of different channels, additional initiatives were undertaken during the year by the internal communications department to generate interest and enthusiasm among staff.

One of these, Casual Day, raised R4,5 million in 1999 with Absa staff alone contributing just over R2 million to assist people with disabilities.

Secretaries, often the unrecognised force behind the leadership, took part in a campaign boasting excellent prizes and aimed at informing them on the communication aspects of their jobs.

Dedication to the arts

Absa's dedication to the arts – particularly the Group's support for emerging art and artists – has been constant since the eighties. This was recognised in May this year when the award for the "Best Use of a Commission of New Art" was awarded to Absa by Business and Arts South Africa (BASA) and presented by the Minister of Arts, Culture, Science and Technology, Dr Ben Ngubane.

The award was for Absa's commissioning of original South African artworks integrated into the design of its new head office building in Johannesburg, Absa Towers North. The space demanded that the works be colossal. One of the pieces is the largest known wire sculpture of an African fertility figure (11 metres high). Another is the world's largest kinetic mobile, which depicts the modern Johannesburg skyline in constant juxtaposition to the old.

Absa fully understands the necessity for corporate South Africa to involve itself directly, in both a financial and spiritual sense, in the promotion of South Africa's diverse arts and culture.

The Absa Group Museum and Archives

The Absa Group Museum and Archives is the only banking and money museum in South Africa. Apart from displaying the history of the Group and its forerunners, the museum hosts the largest collection of the coins and banknotes used in South Africa since 1652. Its first educational programmes were launched during 1999. Over 6 000 learners – from as far afield as Mpumalanga, the Northern Province and North-West – visited the museum during the year. This illustrates the need for basic economic literacy, particularly among previously disadvantaged communities. The museum also hosted successful holiday programmes during July and September.

Absa aims to establish an integrated and effective risk management framework

Background

Market volatility, constant change in the South African financial services sector and globalisation require a dynamic approach to risk management. Although risks have been managed with growing sophistication in banking institutions for many years, the major shortcoming has been the lack of an integrated process to manage institutional risk across all risk categories and business units. This has been resolved with the introduction of enterprise-wide risk management (ERM) – an internationally accepted approach that measures and aggregates all risks consistently across the entire enterprise and takes all known correlations and interrelationships into account when managing risk. With this in mind, Absa has decided to implement ERM in the Group. An ERM Division has been established by merging the former Group Alco Department with the former Group Risk Control Division during August 1999. The ERM Division will be responsible for facilitating the implementation of ERM in the Group.

The main development and implementation phases of ERM in the Group have as underlying principles the increase in risk management sophistication, availability of information, overall organisational needs and readiness as well as affordability. The phases follow a logical sequence starting with **Phase I**, the overall design framework, proceeding to **Phase II**, the advanced measurement and performance evaluation, and thereafter to **Phase III**, allocating risk capital and measuring performance on a risk-adjusted basis and **Phase IV**, the culmination in an optimal risk-reward structure with a diversified risk portfolio. Phase III is currently being implemented with the final phase (IV) to be completed by December 2001.

Philosophy of ERM

The overall objective of ERM in Absa is to establish an integrated and effective risk management framework where all risks are identified, quantified and managed to achieve the optimal risk-reward profile.

ERM is a framework that manages risk and capital allocation Groupwide. Accurate measures of risk make it possible to allocate capital on a risk-adjusted basis, creating the potential to generate increased shareholder returns and allowing the risk-taking behaviour of Absa to be more closely aligned with strategic objectives. The development of a firm link between risk and the creation of shareholder value is of major importance.

The aims of risk capital allocation to business units (and eventually down to products) are to:

- measure risk-adjusted performance consistently;
- evaluate different business strategies on a risk-adjusted basis;
- determine risk-adjusted profit margins for product pricing; and
- enable senior management to allocate an overall Groupwide return target to business units in a risk-adjusted and consistent manner.

The role of capital from a risk perspective in Absa is to act as a buffer against future, unidentified, even improbable losses, while still leaving the institution able to operate at the same capacity. The amount of capital held must cover both normal or expected losses, as well as unexpected or improbable losses, taking into account the company's risk tolerance level.

This approach has been developed by the ERM Division to enhance the current risk capital allocation process. Its main purpose is to optimise the Group's risk-reward profile. Earnings-at-risk allocation is done on the following basis:

- All controllable risks are measured in terms of pre-tax earnings at risk;
- Earnings at risk is defined as the maximum negative deviation from earnings targets over a 12-month period at a 99% confidence limit; and
- A portfolio approach to earnings-at-risk allocation is followed, which means that risk diversification within the Group's risk portfolio must be accurately reflected.

thousand

cheque

accounts
opened


102 thousand
accounts
opened


Today Tomorrow Together

The risk-adjusted performance measure (RAPM) is the measurement of the risk-adjusted value added. At business unit level, risk-adjusted value added is measured as the excess return over the sum of a minimum external benchmark return on invested capital plus the unit's own earnings-at-risk. At risk type (earnings) level, risk-adjusted value added is measured as the excess of the return attributable to the risk type over the risk type's own earnings at risk. Risk-adjusted value is measured dynamically as earnings at risk changes owing to external and internal factors.

Definition

Risk exists because of the presence of uncertainty and the result is measured as the variation from the expected or potential outcome of a given situation.

Approach

Adherence to Absa's risk philosophy requires a holistic approach to risk management. This entails a co-ordinated ERM approach that considers all aspects of risk management for the entire Group. This approach considers the role players, policies, methodologies and deliverables interacting in the ERM process. The ERM process includes risk identification, risk measurement, risk *management and risk monitoring.*

The ERM approach can be illustrated as follows:


Enterprise-wide risk management approach
Role Players
ERM Process
Risk Identification
Risk Measurement (Quantitative and Qualitative)
Risk Management
Risk Monitoring
ERM Process
Methodologies
Deliverables
ERM Process
ERM Process
Policies

This diagram explains the functioning of, as well as the interaction in, the ERM process.

Group Risk Governance Structure

The risk governance structure in Absa is as follows:.


Board of Directors
ABSA GROUP LIMITED
ABSA BANK LIMITED
DIVISIONAL/ SUBSIDIARY BOARDS
GROUP AUDIT AND COMPLIANCE COMMITTEE (GACC)
GROUP RISK COMMITTEE (GRC)
GROUP REMUNERATION COMMITTEE
GROUP EXECUTIVE COMMITTEE (GROUP EXCO)
GROUP COMMITTEES/ SPECIALISTS
OPERATING DIVISIONS
ALL RISK AREAS
ERM DIVISION
CREDIT
Counterparty
Delivery
Sovereign
ABSA Group Board Lending Committee
ABSA Group Exco Lending Committee
Divisional/Subsidiary Lending Committees
MARKET
Interest Rate
Trading and investment
Liquidity
Underwriting of share issues
Group Asset and Liability Committee (Group Alco)
UNDERWRITING (INSURANCE)
Life Assurance
Short-term Insurance
Valuation Committee
OPERATIONAL
Strategic Management
Marketing and Sales
Customer Products and Services
Projects
People Management
Information Systems
Physical Infrastructure
Procedures
Solvency
Economic
Socio-political
Reputation
Legal and Regulatory
All SBUs
Group Strategy Council
Group Strategy Division
Group Marketing and Sales
Group Projects
People Management
Group IT
Logistical Services and Properties
Group Operations
Group Legal Services
Group Finance and Group Secretariat
Group Communication and Customer Care
Group Economist
Insurance Committee

Group Risk Committee (GRC)

The Group Risk Committee has recently been established by the Absa board of directors with the following responsibilities:

- Review and approve the ERM policy;
- Deal with the following risk profiles and where necessary recommend improvement strategies: risk-reward profile; operational risk profile; reputational and regulatory risk profile; control profile; and fraud profile;
- Review issues for consideration as identified by the Group Audit and Compliance Committee;
- Review and recommend improvements regarding outstanding actions on risk management plans at Group and divisional/subsidiary level;
- Evaluate risks identified in the strategic plans of the Group, requiring Group board approval to determine the impact on the Group's risk-reward profile; and
- Evaluate the risk profile and risk management plans drafted for major projects, acquisitions, new ventures and new products/services, requiring Group board approval to determine the impact on the Group's risk-reward profile.

The role and functions of the departments in the ERM Division

The ERM Division consists of the following departments:

- Development;
- Risk Management;
- Compliance;
- Internal Audit; and
- Forensic and Investigations.

The ERM: Development Department is tasked with the development and refinement of risk quantitative techniques. The areas of credit risk quantification, underwriting risk quantification and operational risk quantification are currently being intensively researched and developed. The risk quantification process is a necessary ingredient for the calculation of risk-adjusted performance measurements.

The ERM: Risk Management Department performs the following monitoring and management activities: determining the differences between actual and allocated risk capital; calculation of the risk-adjusted return on capital; and the compilation of a risk-return profile per risk type and per entity. The deliverables from these activities will include: corrective actions; risk reducing/increasing strategies; risk preventative plans; risk capital allocation; reporting on the actual utilisation of risk capital, reporting on optimal risk-reward portfolio and balance sheet composition; pricing and hedging strategies; and the overall risk-reward profile.

The ERM: Compliance Department will submit detailed and/or summarised reports of the entity under review to management, executive management and the Absa Group Audit and Compliance Committee based on the result of the evaluation of the following: the adequacy and effectiveness of relevant control processes in place to manage the regulatory as well as reputational risks to which the entity under review is exposed; staff to ensure that it is able to provide service and advice to the required standards; and the adherence to principles determined and documented within the code of conduct.

The ERM: Internal Audit Department submits detailed and/or summarised reports of the entity under review to management, executive management and the Absa Group Audit and Compliance Committee based on the result of: the evaluation of the adequacy and effectiveness of relevant control processes, and the review of the existence and adequacy of management control systems.

The ERM: Forensic and Investigations Department is responsible for the investigation of losses affecting the Group as a result of illegal or criminal conduct or activities. The deliverables from these activities include: reporting non-trading losses for criminal and judicial purposes; supplying statistics and management information relating to non-trading losses; instituting criminal action; and recovering assets and funds associated with/involved in non-trading losses.

Major risks

Currently all risks within the Group are classified into the following major categories: credit, market, underwriting and operational.

Credit risk

Credit risk can be defined as the risk that counterparties will fail to honour their financial obligations to the Group. Counterparties include governments, banks, non-bank financial institutions, corporations and individuals.

Credit risk arises in many of Absa's business activities through lending and trading transactions. These include loans, conditional contracts to lend money in future under specific terms (commitments), settlement receivables and unconditional contracts to support clients' obligations to third parties (derivatives, guarantees and standby letters of credit).

MEASUREMENT OF CREDIT RISK

Credit risk is measured in terms of both exposure and loss potential. Whereas exposure size is an important determinant of credit risk, other risk factors such as default and recovery rates, facility draw-down behaviour, economic environment changes, portfolio concentration, etc. equally impact on the extent of credit losses. Measurement methodologies aim to incorporate sensitivities to these factors in the measurement of future loss potential.

MANAGEMENT OF CREDIT RISK

Absa actively manages its credit risk at the individual transaction, counterparty and other portfolio levels using a variety of qualitative and quantitative measures.

Customers' creditworthiness is thoroughly assessed before credit is extended and exposure to customers is limited to acceptable levels of default risk and debt recovery potential. The authority to extend credit is held by experienced credit officers located around the country and abroad. Credit officers and business managers are responsible for the ongoing monitoring of counterparties' credit quality and the implementation of risk mitigation actions as and when required.

NEW INITIATIVES IN CREDIT RISK MANAGEMENT

Absa strives to achieve world-class credit risk management. The constant reviewing and upgrading of credit risk management processes ensure compliance with best practices and an optimum balance between risk, reward and customer satisfaction.

During the year under review, significant progress has been made in the implementation of models that support retail lending decisions through application scoring and behavioural scoring. In addition to this, default probability calculators have been implemented for corporate and sovereign exposures and are being used to monitor deterioration in the credit quality of counterparties.

Loan recovery units have been established and improvements in recovery rates are already evident.

Absa is committed to the proactive portfolio management of credit risk. To support the portfolio management process, developments are under way that will make it possible to measure credit risk along any dimension of the credit risk portfolio (customer segment, product, etc.), in terms of risk diversification and in terms of the contribution of individual customers, products, segments, etc. to the overall credit portfolio risk. This will make it possible to quantify the return on the investment in credit risk resources and the application of risk-reward management strategies to optimise the return on credit portfolios.

Market risk

DERIVATIVE INSTRUMENTS

Absa is an active participant in the derivatives market and provides a comprehensive range of over-the-counter and exchange-traded derivative products. These products are utilised for trading purposes, as well as for hedging risk resulting from exposure to volatility in interest rates, currencies, equity and commodity prices.

Trading volumes in derivative instruments have increased dramatically over the past few years and Absa is well positioned to manage the risk resulting from the derivative strategies offered to customers. Absa has a well-balanced and experienced group of traders, who are using the latest risk management tools and techniques to manage these risks and to provide solutions that fulfil our specific customer needs.

MARKET RISK MANAGEMENT

Interest rate risk management

Interest rate risk management was traditionally based on gap and sensitivity analysis, with a restricted set of assumptions, a unique balance sheet structure and a limited set of interest rate scenarios. Gap analysis is used to determine the magnitude of the repricing mismatch. (The graph and the table below depict Absa's three-month cumulative repricing gap.)

THREE-MONTH CUMULATIVE REPRICING GAP


(%)
30 000
25 000
20 000
15 000
10 000
5 000
0
-5 000
-10 000
-15 000
28
26
24
22
20
18
16
14
12
10
Apr 98 May 98 Jun 98 Jul 98 Aug 98 Sep 98 Oct 98 Nov 98 Dec 98 Jan 99 Feb 99 Mar 99 Apr 99 May 99 Jun 99 Jul 99 Aug 99 Sep 99 Oct 99 Nov 99 Dec 99 Jan 00 Feb 00 Mar 00
Gap before hedging
Hedging
Gap after hedging
Average prime (%)

Repricing analysis of assets, liabilities and shareholders' funds

Repricing maturity period	Call – 3 months	4 – 6 months	7 – 9 months	10 – 12	Over 12	Not rate sensitive	Total
(Rm)							
as at 31 March 2000							
Total assets	135 128	4 041	2 218	1 606	20 037	14 431	**177 461**
Total liabilities and shareholders' funds	124 346	8 819	4 950	4 284	11 382	23 680	**177 461**
Interest rate sensitivity gap	10 782	(4 778)	(2 732)	(2 678)	8 655	(9 249)	—
Off balance sheet items*	(6 500)	1 650	4 550	300	—	—	—
Cumulative interest rate sensitivity gap	4 282	1 154	2 972	594	9,249	—	—
as at 31 March 1999							
Total assets	128 468	2 839	2 014	1 266	17 507	16 643	**168 737**
Total liabilities and shareholders' funds	107 539	11 997	7 875	5 664	12 154	23 508	**168 737**
Interest rate sensitivity gap	20 929	(9 158)	(5 861)	(4 398)	5 353	(6 865)	—
Off balance sheet items*	(6 835)	582	(254)	2 355	4 152	—	—
Cumulative interest rate sensitivity gap	14 094	5 518	(597)	(2 640)	6 865	—	—

**Off balance sheet items for interest rate risk management purposes.*

In addition to gap analysis, simulation techniques are used to transform gap exposures to interest rate sensitivity determination. Absa's sensitivity to a one-off 100 basis point parallel shock over a 12-month period is indicated below.

Sensitivity as a percentage of net interest income

	2000	1999
As at 31 March	**1,75**	1,93
Average annual	**1,32**	2,31

However, the modern-day challenge is to select the optimal portfolio composition to maximise shareholders' value at an acceptable risk tolerance level. In order to explore various sets of assumptions and projections, it is necessary to combine various interest rate scenarios with various possible balance sheet structures.

The goal is then to evaluate the impact of multiple assumptions, scenarios and structures on target variables. These include the total net interest income (NII) and interest margin (mismatch margin). Simulations are used to model the behaviour of these target variables relative to benchmark or desired values. This process makes it possible to optimise the underlying portfolios (funding, hedging and investment), to structure the balance sheet optimally and to price effectively.

Interest rate risk is not only based on generally accepted risk management principles, in which risk is identified, measured and monitored, but also, more importantly, on portfolio management principles. The approach is entrenched in the risk-reward optimisation of the constituent portfolios (wholesale and retail funding, hedging and the statutory investment portfolio) according to market, business and liquidity constraints using benchmark compositions as a point of reference. Interest rate risk as an aggregate of these portfolios is managed according to strategic targets on the NII and the mismatch margin, according to acceptable minimum NII and mismatch margin (risk tolerance) and according to benchmark risk-reward ratios.

As part of the total profitability measurement of all business activities within Absa, the matched funds transfer pricing (MFTP) methodology has been adopted for parallel implementation on 1 April 2000. In terms of the MFTP philosophy, the contribution arising from any interest rate mismatch implicit in the lending and funding activities is to be allocated to a central division (ERM) that is responsible for the management of this interest rate mismatch, so that the profitability of other divisions (business activities) is not impacted by factors beyond their control. The MFTP assigns the bank's net interest income to the following three sources:

- *Asset margin:* part of the total profitability measurement of the lending activities;
- *Liability margin:* part of the total profitability measurement of the funding activities; and
- *Mismatch margin:* part of the total profitability measurement of ERM, responsible for the interest rate risk management.

LIQUIDITY RISK MANAGEMENT

Liquidity risk is the risk that operations cannot be funded and financial commitments cannot be met timeously and cost effectively. Liquidity risk management deals with the overall time profile of the current balance sheet as well as the expected future structure. This risk is addressed proactively.

Funding sources are being adequately diversified to prevent large exposures to relatively few sources and to ensure that funds are available at a reasonable cost at all times.

Liquidity risk is monitored on a cash flow basis and managed by ERM according to policy guidelines set for the Group and divisions alike. The quantification of liquidity risk is based on simulated future cash flow projections taking into consideration varying market conditions, product structures and the correlation with other risks (especially interest rate risk).

Liquidity risk management is further aimed at core deposit protection because of the historical stability of these funds and the optimisation of the liquid asset portfolio.

TRADING

Market risk in the trading area refers to the change or potential change in the value of a financial instrument or portfolio as a result of a change in interest rates, foreign exchange rates, equity and/or commodity prices. To measure and manage market risk in the Group's trading and investment portfolios, Absa implemented the value-at-risk (VaR) methodology in 1998. Further improvements to the model and related risk management processes and procedures rolled out during the 1999/2000 financial year.

In accordance with the internal model approved by the Registrar of Banks, the VaR of the trading operations is measured using a 99% level of confidence, assuming a holding period of ten trading days. To determine adverse movements in market risk factors, daily changes in individual risk factors (volatility), together with combined changes in risk factors (correlation), are measured over a historical period of 250 trading days using an exponentially weighted moving average. The exception to this is the Group's investment portfolio, where volatility and the correlation of risk factors are computed over a historical period of five years.

In addition to outputs of the internal model used for the capital adequacy requirement, market risk in major trading areas is managed on a portfolio basis by computing the marginal risk contribution of all trading areas to the total trading portfolio daily. Marginal VaR is expressed in monetary terms and it can assume negative values in cases where a trading area reduces the risk of the balance of the portfolio. A similar approach is followed in trading areas and at desk level, where VaR is observed in conjunction with its marginal VaR component.


Trading area
(Interest rate)
Total trading
portfolio
Marginal VaR
contribution
Undiversified VaR
Diversified VaR

This methodology also serves as a cornerstone for setting the trading and VaR limits, risk-adjusted performance measurement and for the capital allocation per trading area.

Trading book VaR for the 2000 financial year (R millions)

		Interest rate	Foreign exchange	Commod-ities and equities	Money market	Total trading area (after diversifi-cations)
	Highest[1]	20,19	7,92	7,60	9,09	20,70
	Lowest[1]	4,83	0,11	0,01	1,33	5,20
VaR	Average	10,34	1,10	1,50	4,22	10,69
	31 March 2000	5,89	0,80	3,11	7,64	9,75
	Limit	71,77	34,10	12,76	6,94	75,35
Marginal VaR: 31 March 2000		3,98	(0,46)[2]	(1,19)[2]	3,74	—

[1] *Highest and lowest figures are not necessarily on the same day for each trading area*

[2] *Negative marginal VaR contribution denotes a trading area with natural hedging properties*

Underwriting risk

Underwriting risk refers to events that result in unpredicted or unexpected losses. Underwriting risk relates to Absa's short-term insurance and life assurance activities. Short-term insurance risk is the risk associated with fixed or movable assets, accidents, guarantees and liabilities. Life assurance risk is the risk associated with insuring the life or health of an individual or group of individuals.

Risk processes for managing acceptable levels of underwriting risk include:

- Reviewing underwriting criteria;
- Ensuring that products are priced in accordance with the underwriting criteria;
- The extensive use of reinsurance to manage risks within acceptable norms; and
- A strong emphasis on Aids.

Operational risk

The Board, along with the Group Audit and Compliance Committee, the Group Risk Committee and Group Exco accepts responsibility for operational risks on a group level. The integration and co-ordination of operational risk is delegated to the ERM Division, whilst the responsibility for the day-to-day management is delegated to line management and the responsible group specialist functions.

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people, and systems or from external events. Operational risks are those risks of a non-speculative nature with no potential of showing a profit. The objective of operational risk processes is therefore to mitigate the downside impact of these risks as far as possible, thereby ensuring the optimum application and protection of physical assets, while preserving life and ensuring continuity of the Group's business.

The ERM approach, described previously, is utilised in the implementation of Group-wide operational risk management in Absa. The ERM process of risk identification, qualitative and quantitative risk measurement, risk management and risk monitoring is followed very closely. On the macro level the Group Risk Governance structure, as described above, indicates the major operational risk areas.

On a more micro level, operational risk elements can be identified and classified as follows:

I Process risk
- Compliance breakdown
- Control breakdown

II People risk
- Interpersonal relations
  - Discrimination
  - Harassment
  - Contract violations
- Employee misdeeds
  - Unauthorised activity
  - Fraud
  - Incompetency

III Systems risk
- Hardware failure
- Software failure
- Telecommunications breakdown
- Networks problems

IV External risk
- Catastrophe
- Client/Counterparty/Vendor
- Security breach
- Supervisory
- Systems

This approach is further refined by Risk and Control Self-Assessment which is used to identify and classify operational risk from a top-down approach. Risk management plans are developed to indicate the preventative and contingent controls to respectively lower the probability of the risk occurring and the seriousness should the risk manifest itself.

A major objective of operational risk research is to quantify operational risk. The development and evaluation of a methodology to quantify, project and report on operational risk is currently in progress. The purpose is to calculate and manage earnings at risk due to the unexpected losses from operational risk materialising.

A further major activity is to develop process maps of each business. An operational risk catalogue is being created which defines and categorises the various operational risks arising from each business unit in terms of process, people and systems risks. This includes analysing the products and services that each organisational unit offers, and the actions needed to manage operational risks.

- **Major development in the industry world-wide**

At present, the financial industry measures operational risk using a combination of both quantitative and qualitative points of view. In contrast to market risk and credit risk, data availability is a major constraint for the analysis of operational risk. Organisations need a quantification framework to understand and effectively manage operational risk.

There are a number of methodologies evolving for measuring operational risk. These cover a wide spectrum ranging from simplistic overviews to much more detailed calculations. The high-level top-down approach can provide an operational risk capital amount and can be supplemented by bottom-up detailed scientific calculations.

There are a variety of possible conceptual foundations for operational risk modelling. One could make a case for any combination of the following approaches:

- Revenue volatility models
- Expenditure-related models
- Factor-derived models
- Economic pricing models
- Scenario analysis/subjective loss estimate models, and
- Statistical/actuarial loss potential models

The current earnings at risk approach in Absa is related to the first two technologies. Earnings at risk and risk capital is calculated for operations-revenue risk and operations-expenses risk and allocated across the major business divisions.

- **Operating (business) risk-revenue related:**

  This is the maximum amount of negative deviation from expected levels of fees, commissions and service charges that could arise from business risks such as sales target under achievement, price reductions due to competitive pressures and transaction volume decreases.

- **Operating (business) risk-expenditure related:**

  This is the maximum amount of negative deviation from expected operating expenditure levels that could arise due to unexpected cost realisations, inadequate cost control and over capacity.

Refinements will be made to the current approach as developments progress.

Compliance

The past year has been earmarked by the introduction of a number of statutory requirements that impacted significantly on the South African financial services industry by providing for the establishment of an independent compliance function, for instance amendments have been made to the Regulations to the Banks Act, No 94 of 1990 (Regulation 47); STRATE Rules; Financial Advisory and Intermediary Services Bill, 2000; and the Financial Intelligence Centre Bill.

Absa's policy statement regarding compliance is as follows:

As an organisation, the Absa Group is committed to maintaining high standards of integrity, professionalism and ethical behaviour in all its relationships. While it is the Group's aim to comply with all relevant legal requirements in jurisdictions of operation, it is equally important to stress that the law should only serve as a minimum standard of our conduct. Beyond complying with the law, it is important that each member of staff be sensitive even to the appearance of improper conduct, making it imperative to always first ask ourselves whether our actions are "right and proper".

Compliance responsibility

The board of directors is appointed by the shareholders of the Group to lead, control and monitor the business of the Group and to provide effective corporate governance. The group chief executive is appointed by the board to manage the Group's business in accordance with the strategy agreed with the board. The group chief executive appoints the head of each business unit and accordingly, the head and the management of each business unit are responsible for any breach of statutory, regulatory and supervisory requirements. The board, through the group chief executive, delegates to the group compliance officer the authority to ensure that the compliance process is running effectively and that the statutory, regulatory and supervisory requirements are adhered to.

However, it must be emphasised that the primary responsibility for complying with any regulatory requirements lies with all members of staff conducting the particular transaction or activity. All relevant staff must therefore be conversant with Absa's policy statement, with the appropriate rules promulgated by regulators and with the compliance manual and/or technical guidance notes relevant to their business area. They should understand that they are expected to comply with both the letter and the spirit of these requirements.

Compliance implementation

The establishment of an effective compliance function is a long-term strategy, since it involves a number of diverse roleplayers. The short- to medium-term focus of the compliance function is to first become properly established within the risk management framework of the Group and from there on to expand and assist other divisions and/or subsidiaries. This will be achieved by a facilitation process that focuses on the following:

- The two main compliance risks: regulatory and reputational risk;
- Setting a Groupwide policy and standards for compliance based on standards as developed and established by the Compliance Institute of South Africa;
- The compilation of regulatory and reputational risk profiles on Group and divisional/subsidiary level;
- Facilitating the development of compliance manuals at Group and divisional/subsidiary level;
- Providing advice on compliance-related matters;
- Establishing a compliance culture in Absa through effective training programmes and by co-ordinating current compliance functions to ensure effectiveness;
- Constantly monitoring the level of compliance;
- Establishing and maintaining a sound working relationship with all stakeholders; and
- Assisting line management in cases of material non-compliance.

Code of Banking Practice

As members of the Banking Council and co-signatories to the Code of Banking Practice, Absa is totally committed to complying with the provisions of this code in all its facets. The Group Executive Committee regards the code as very important in setting the minimum standard within the Absa Group. Every staff member is responsible for compliance with the Code of Banking Practice. Non-adherence to the provisions of the code will have a direct negative impact on the reputation and integrity of the Group. To assist staff members with compliance with the Code of Banking Practice, the Compliance Department has drafted a compliance manual. This manual documents how compliance should be achieved with specific reference to existing and new procedures and enables management to monitor compliance with the Code of Banking Practice by means of self-assessment questionnaires.

Crime prevention

Absa continues to take a strong stance on combating crime. This risk is currently dealt with by a number of investigative areas within the Group and all non-trading losses are co-ordinated by Group Forensics and Investigations.

A dedicated Forensic and Investigations (FAI) department staffed with competent investigators manages fraud, theft and corruption (non-trading) investigations, all of which are reported centrally on a sophisticated computer system. The Group is well positioned to combat almost any threat arising from non-trading losses. This is evident in the downward trend in the losses experienced.

Commercial crime is expected to persist. FAI remains focused on the non-trading risk issues with a view to identifying those responsible and ensuring that systems and procedures are adequate to identify, contain and reduce losses, with a particular emphasis on being proactive.

The rollout of the FAI investigation system to the Provincial Loss Control offices and the continuation of the fraud awareness programmes within the Group have proved successful and will continue.

The resultant reduction in non-trading losses can partly be ascribed to the Group's clear message that crime will not be tolerated and its commitment to partnering the government in its efforts to reduce crime.

COMPUTER CRIME (TECHNOCRIME)

This encompasses fraud committed by means of newer, technologically advanced methods of banking such as electronic payments, electronic purchase systems, internal banking systems and the Internet.

Fraud involving new transaction gateways is set to increase as customers shift from the traditional methods of banking to those facilitated by improvements in technology.

Few matters involving Internet banking have been reported and investigated within the Group. In these instances, the Internet was used as the conduit to distribute information and attempt to commit fraud. The integrity of the Internet banking system has not been compromised.

The FAI centralised reporting system has ensured the timeous detection of these matters.

PREVENTION OF ORGANISED CRIME ACT

An electronic reporting system has been implemented that ensures controlled reporting to the authorities. Training manuals have been compiled and staff have been required to complete an electronic questionnaire.

Any suspicions of money laundering are reported in terms of this Act pending the promulgation of the Financial Intelligence Centre Bill.

BUSINESS AGAINST CRIME (BAC)

The Group continues to support this initiative.

A Commercial Court Unit consisting of two courts, has been established and operates from Sinodal Centre in Pretoria. The courts were established primarily to address the backlog in the hearing of commercial crime matters. Similar courts are to be established in other regions.

BAC has developed modules focusing on commercial crime to be presented at the SA Police Service Detective Academy. The modules form part of a Commercial Branch detective training project. Other modules are envisaged and are currently being developed.

Other initiatives currently undertaken by BAC include photo imaging, human resources, policy and budget projects for the SA Police Service.

BANK ROBBERIES AND ATM CRIME

Absa participated in the Banking Council's crime prevention initiative and contributed to the development of an industry database for capturing and sorting data relating to bank robberies and ATM crime. The Group was involved in the development of a minimum industry norm for security training; namely the effective management of crime scenes by staff members before the arrival of law enforcement officials and the development of an intelligence database with regard to bank robberies and ATM crime. The Armed Task Team, operated by the SAPS since 1996 to manage the allocation and utilisation of resources for the prevention of armed robberies, achieved great success. A professional support panel consisting of legal and other experts was appointed to support the SAPS and the Department of Justice in high-profile armed robbery and ATM crime cases. Provincial ATM crime forums were founded under the supervision of the SAPS and banks manage this kind of crime at a community level.

We continued our efforts to engage people with potential to become the future bankers of South Africa

In order to meet the changing requirements for successful people in the financial services industry, Absa undertook a number of initiatives to acquire, develop and retain intellectual capital in the year under review. A project was launched to identify the required future staff competencies and then to introduce new evaluation techniques that meet the requirements of a lack of cultural bias.

The pool of skilled people from previously disadvantaged communities is still relatively small and we sustained our efforts to engage people with potential to become the future bankers of South Africa. Their development is facilitated by means of accelerated development programmes.

We continued with our strategy of developing distance learning techniques. Various platforms for the delivery of mass education over distance are being used. This is supplemented by traditional classroom training, where necessary. Emphasis was also placed on the importance of Institute of Bankers (IOB) qualifications, which are linked directly to a career in banking. The courses offered by the IOB reflect the present and future trends in the industry.

During 1999, a forum was established to develop leadership in order to create the context within which employees will contribute to increased organisational performance, to release the energy required to inculcate the culture and values Absa desires and to align all leadership initiatives in the Group.

Changes in the structure of the Group resulted in the assignment of many staff to new roles and positions, causing instability in the organisation and influencing morale and the company climate. In addition, changes in society and in the workplace continued to place additional demands on staff.

Management monitors the rate of transformation and the ability of staff to adjust to these changes. Supporting staff to enable them to adjust and become oriented to the "new world" of work is an ongoing challenge. We also support staff members who are traumatised during bank robberies, highjackings, etc.

The Absa value system demands/states that we demonstrate integrity in everything that we do. People management practices are constantly scrutinised to ensure that they are both ethically and legally compliant. We also ensure that new legislative requirements are taken into account and implemented as practically as possible.

During the past year, an emphasis was placed on involving staff in establishing Absa's employment equity plan. This process has been successful and Absa is confident that it will not only meet the requirements of the Act but will also be able to achieve the objectives of the plan.

Absa has played a leading role in the establishment of a Sectoral Education and Training Authority (SETA) for the banking industry. We are taking the necessary steps to ensure that, in addition to making a meaningful contribution to realising the aims of training legislation, Absa as an organisation will gain improved skills and recover the largest possible portion of the skills levy.

In terms of the provisions of the Prevention of Organised Crime Act, it is the duty and responsibility of every employee to be alert for and to report possible or actual unlawful activities. Absa has ensured that the necessary structures are in place to facilitate the reporting process and that all staff are made aware of the requirements of this legislation.

thousand

customers

registered
for Internet
banking




oday Tomorrow Togeth

Employee report statistics: 31 March 2000

The Absa value system demands that we demonstrate integrity in everything we do

1. TOTAL NUMBER OF EMPLOYEES

(includes employees at overseas offices)

	2000	1999
Full-time	**34 313**	33 729
Temporary	**2 618**	3 280

All other statistics which follow below exclude employees at overseas offices and only refer to permanent employees.

2. AGE DISTRIBUTION

Age	**2000**	1999
Up to 25 yrs	**5 544**	5 150
25 – 35 yrs	**12 940**	12 702
35 – 45 yrs	**8 741**	8 774
45 – 55 yrs	**5 349**	5 514
Over 55 yrs	**1 502**	1 507

3. APPOINTMENTS PER ETHNIC GROUP

Ethnic Group	**2000**
Black	**18,45%**
Coloured	**20,88%**
Indian	**9,39%**
White	**51,28%**

4. AVERAGE REMUNERATION PER EMPLOYEE

Date	**Amount (R)**
1999	6 693
2000	7 294

5. AVERAGE TRAINING COST PER EMPLOYEE

Date	**Amount (R)**
1999	2 028
2000	2 140

6. EMPLOYEE TURNOVER

Year	**%**
1999	16,81%
2000	14,18%

7. GENDER AND ETHNIC GROUP PER LEVEL

(excludes employees at overseas offices)

JOB LEVEL	YEAR	MALE					FEMALE				
		Black	Coloured	Indian	White	Total	Black	Coloured	Indian	White	Total
Group executive directors	2000	0	0	0	7	7	0	0	0	1	1
	1999	0	0	0	7	7	0	0	0	1	1
Divisional heads and managing directors	2000	1	0	0	19	20	0	0	0	1	1
	1999	0	0	0	24	24	0	0	0	1	1
Executive management	2000	3	3	0	181	187	0	1	0	13	14
	1999	3	3	0	187	193	0	1	0	4	5
Senior specialists	2000	4	2	2	65	73	0	0	0	12	12
	1999	1	1	1	54	57	0	0	0	9	9
Middle management	2000	29	23	26	1 711	1 789	1	10	14	410	435
	1999	28	12	25	1 815	1 880	2	8	12	348	370
Specialists	2000	63	32	58	1 991	2 144	30	20	25	668	743
	1999	47	26	48	1 915	2 036	17	12	12	553	594
Supervisors and administrative	2000	98	89	64	1 145	1 396	59	160	115	2 957	3 291
	1999	88	85	64	1 447	1 684	52	149	112	3 254	3 567
Technical specialists	2000	273	170	148	1 253	1 844	126	170	165	2 719	3 180
	1999	218	142	104	1 028	1 492	72	94	78	1 951	2 195
Clerical	2000	1 460	842	260	1 254	3 816	1 819	2 377	860	9 097	14 135
	1999	1 469	737	245	1 286	3 737	1 580	2 042	790	9 984	14 396
Non-clerical	2000	301	66	10	4	381	462	132	9	3	606
	1999	496	73	7	9	585	627	172	10	5	814
TOTAL	2000	2 232	1 227	568	7 631	11 658	2 497	2 870	1 188	15 863	22 418
	1999	2 350	1 079	494	7 772	11 695	2 350	2 478	1 014	16 110	21 952

Introduction

The Absa Group is fully committed to the principles of openness, integrity and accountability as advocated in the King Committee Report on corporate governance.

Accordingly, the directors endorse and, during the period under review, have applied the Code of Corporate Practices and Conduct as set out in the King Report. In supporting the Code, the directors recognise the need to conduct the enterprise with integrity and in accordance with generally accepted corporate practices.

The directors recognise that, in the light of international and South African developments and experience, the application of the code must be reviewed and updated from time to time. The Group's corporate governance principles and practices are presently under review taking market practices and the principles of the Commonwealth Association for Corporate Governance into account. Certain important developments, enhancing Absa's approach to corporate governance and bringing the Group in line with the current as well as emerging corporate governance trends are expected to be finalised during the coming months. A Group Risk Committee has recently been established to assist in the Group's overall approach to risk management. The Group's corporate governance policies and practices as well as compliance with the Code have been reviewed by the Group Audit and Compliance Committee and the Absa board.

Application of the Code and approach to corporate governance

All entities in the Absa Group are required to adhere to the spirit and principles of the Code. In addition, the Code is specifically and in all respects adopted in all operating entities of the nature and size identified in the King Report.

Whereas the Group Audit and Compliance Committee and the Absa board review overall Group compliance with the Code, the directors of specific entities in the Group are responsible for ensuring compliance. The Group facilitates a comprehensive process to review compliance with the Code by all relevant entities each year. This includes:

- fully and effectively reviewing all aspects relating to on-going corporate governance during the year by the Group Audit and Compliance Committee and the Absa board as well as statements in this regard in the annual report; and
- reviewing current and emerging trends in corporate governance and benchmarking the Group's systems of governance against local and international best practices.

A number of board-appointed committees have been established to assist the board in discharging its responsibilities. Details of these committees are set out in the accompanying pages. Specific responsibilities have been delegated to these committees, which operate under written terms of reference confirmed by the board. All minutes of these committees as well as minutes of all significant divisional and subsidiary boards are submitted to the Absa board for noting.

The Absa board reserves to itself a range of key decisions to ensure that it retains proper direction and control of the Group. A comprehensive framework, setting out authorities and responsibilities with regard to matters affecting the businesses of the boards and committees in the Group, assists in the control of the decision-making process.

Boards of directors and non-executive directors

Absa has unitary board structures in all South African companies in the Group. The boards meet regularly, retain full and effective control over the companies concerned and monitor executive management. All directors have access to the advice and services of the Group Secretary and are entitled to obtain independent professional advice at the Group's expense, should they deem this necessary. In most Group companies, the roles of chairpersons and managing directors do not vest in the same persons and the chairpersons are non-executive directors of those entities. The Chairman and Group Chief Executive of Absa respectively provide leadership and guidance to the Absa board, which has a strong contingent of independent non-executive directors. The directors bring a wealth of experience from their own fields of business and ensure that debate on matters of Group strategy, policy, progress and performance is robust, informed and constructive.

Non-executive directors on the Absa board are appointed for specific terms and re-appointment is not automatic. The maximum term of office of directors is three years and one-third of the directors retire by rotation annually. If eligible, their names are submitted for re-election at the annual general meeting. Non-executive directors are obliged to retire at the annual general meeting following their 70th birthday. The board as a whole, within its powers, selects and appoints non-executive directors. Their appointment is subject to confirmation by the shareholders at the annual general meeting.

Training and orientation workshops covering topics such as the Group's business, corporate governance, asset and liability management and risk management are provided to both new and existing directors.

In terms of the Group's "closed period" policy, directors, officers, participants in the share incentive scheme and staff who may have access to price-sensitive information, are precluded from dealing in Absa shares approximately two and a half months prior to release of the Group's interim and final results. Details of directors' dealings in Absa shares are disclosed to the board.

Executive directors and the Group Executive Committee

There are a number of executive directors on the board of Absa and the boards of the Group's main subsidiaries. There are no long-term service contracts relating to the position of any Group executive director. There is full disclosure in the directors' report and the notes to the Group financial statements of emoluments and any share options implemented, including aggregate details in respect of the Group executive directors.

The board appoints executive management, taking into account the recommendations of the Group Chief Executive and the Group Remuneration Committee. The remuneration and benefits of executive directors are determined by the Group Remuneration Committee which consists mainly of non-executive directors. The Group Executive Committee established by the board is chaired by the Group Chief Executive and comprises the executive directors of Absa and of the Group's major subsidiary, Absa Bank Limited. It meets twice a week and deals with all material matters relating to the strategic management and development of the Group.

Group Remuneration Committee

The Group Remuneration Committee is chaired by a non-executive director of Absa and comprises the Group Chief Executive and five non-executive directors of Absa. Its specific terms of reference include direct authority for, or consideration and recommendation to, the boards regarding matters including general staff policy, remuneration and benefits, profit bonuses, executive remuneration, directors' remuneration and fees, service contracts, the share purchase and option schemes, group retirement funds and succession planning.

The executive directors, including the Group Chief Executive, do not participate in discussions and decisions regarding their own remuneration, benefits, etc.

Group Audit and Compliance Committee

The chairman and members of the Group Audit and Compliance Committee are non-executive directors on the board of Absa. The internal and external auditors as well as the compliance officer have unrestricted access to the Group Audit and Compliance Committee, which ensures that their independence is in no way impaired. Meetings are held at least five times a year and are attended by the external and internal auditors and the compliance officer as well as appropriate members of executive management, including those involved in risk management and control and finance. The committee provides assistance to the board with regard to:

- ensuring compliance with the applicable legislation and the requirements of regulatory authorities;
- matters relating to financial and internal control, accounting policies, reporting and disclosure;
- the internal and external audit, compliance and forensic and investigations policies;
- the activities, scope, adequacy and effectiveness of the internal audit, compliance and forensic and investigations functions and their coverage plans; this evaluation is assisted by quality assurance reviews of these functions against best practices which are conducted by the external auditors; and
- reviewing/approving of external audit plans, findings, reports and fees.

The committee (formerly known as the Group Audit Committee) was renamed the Group Audit and Compliance Committee pursuant to recent legislation prescribing the establishment of a compliance function. The compliance function is an independent function within the Group and is responsible for monitoring compliance with regulatory and reputational risk processes on a group basis. The Compliance Officer has unrestricted access to the Group Audit and Compliance Committee, the Group Chief Executive, the Group Chairman and the chairman of the Group Audit and Compliance Committee. The committee's terms of reference have been expanded to include various additional compliance aspects. The board, through a comprehensive evaluation (based on the recommendations of the King Report, the Banks Act, Group Audit Policy and generally accepted accounting and auditing practices), annually reviews the performance of the Group Audit and Compliance Committee to evaluate how effectively it has discharged its terms of reference.

Internal control

The directors are responsible for ensuring that the Group maintains adequate records which disclose, with reasonable accuracy, the financial position of the Group. To enable the directors to meet these responsibilities, the board sets standards and management implements systems of internal control.

Internal control comprises the determination by management of standards for and the implementation by them of methods, procedures and systems to assist in:

- safeguarding assets and reducing the risk of loss, error, fraud and other irregularities;
- ensuring the accuracy and completeness of accounting records; and
- the timely preparation of reliable financial statements and information in compliance with relevant legislation and generally accepted accounting policies and practices.

In the case of a banking group in particular, great reliance is placed on information contained in its financial statements, not least by the investing community, depositors, other banks and the regulatory authorities.

The Group's internal audit function and the external auditors independently appraise the adequacy and effectiveness of the internal controls. The Group Audit and Compliance Committee, with extensive input by the internal and external auditors, plays a major role in assisting the directors in satisfying themselves regarding the adequacy and effectiveness of the accounting systems, records and internal controls. The directors' report on this aspect is contained in the statement on the responsibility of directors for annual financial statements.

The Board of Directors reports annually on the Group's controls in terms of Regulation 37(5) of the Banks Act. The view of the directors in this regard is in the statement on the responsibility of directors for annual financial statements.

Group Risk Committee

A Group Risk Committee has recently been established and its functions are described below. Details on the Group's approach to risk management in general are set out on pages 38 to 51 of the annual report.

The Group Risk Committee is chaired by a non-executive director and consists of four non-executive directors and the Group Chief Executive. The committee is responsible for developing and maintaining enterprise-wide risk management policies, reviewing and approving risk management plans, reviewing the Group's various risk profiles and evaluating risks in matters such as strategic plans, major projects, new ventures and acquisitions.

The committee, which meets four times a year, peruses the minutes of the Group Audit and Compliance Committee with specific reference to the risk implications of issues such as major controls and weaknesses and losses affecting the Group resulting from illegal or criminal conduct or activities.

Going concern

The directors are of the opinion that the business will be a going concern in the year ahead and their statement in this regard is also contained in the statement on the responsibility of directors for annual financial statements.

Stakeholder communication and relationships

The Group has various policies governing communication, relationships and conduct with stakeholders. Absa's stakeholders include shareholders, employees, customers, the community and various resource providers (e.g. suppliers). The board recognises the importance of ensuring an appropriate balance in meeting the diverse needs and expectations of the Group's stakeholders and building lasting relationships with them.

Absa has an investor relations department responsible for ensuring appropriate communication with shareholders and the investment community. Regular contact is maintained with domestic and international institutional shareholders, fund and asset managers and analysts by means of a comprehensive investor relations programme. This includes meetings with executive management, investor road-shows, presentations to the investment community as well as liaison with private shareholders. The Group recognises the importance of its shareholders' attendance at its annual general meetings, which are an opportunity for shareholders to raise issues and participate in discussion relating to items included in the notice of meeting.

The Group's approach to communication, relationships and conduct with employees, customers and resource providers is elaborated on in the accompanying pages.

An employee report appears on pages 52 to 55 of the annual report. A social report, detailing Absa's role in the community, can be found on pages 34 to 37 of the annual report.

Employee participation

Employee participation is enhanced by a network of communication champions nominated by their colleagues to act as communication facilitators between management and staff.

Provincial committees have been established to provide a platform for employees and their recognised trade union representatives to consult meaningfully on issues that affect them. These forums are augmented by a national negotiation and consultation forum consisting of representatives of the provincial committees and management. The parties are committed to good faith bargaining based on the full disclosure of information, detailed motivation of proposals and the generation of alternative options, with the objective of reaching consensus.

Employment Equity

The following principles underlie Absa's Employment Equity policy:

- all people have the need and potential to grow and to influence their own destinies, and should be given the opportunities and exposure to do so;
- all employees are treated as individuals regardless of race, sex and creed;
- all employees are capable of making their own decisions regarding aspects that influence their lives and development and are encouraged to do so; and
- it is recognised that special efforts are required to assist in the development of employees who, through lack of past opportunity, do not possess the necessary skills.

These objectives are in line with the requirements of the Employment Equity Act. Various strategies and programmes have been successfully implemented to ensure that these objectives are attained.

With regard to employment equity, the Group undertakes to employ, empower and develop competent people in order to utilise their potential, expand their careers and to assist them in becoming valuable contributors to a sustained competitive advantage. This includes a constructive employment process which is regarded as an extraordinary measure and temporary intervention to address a lack of past opportunities.

Absa values the existence of diversity in the organisation and seeks to manage this diversity through a strong focus on behavioural systems, policies and management practices entailing a number of organisational changes to enable all employees to perform to their maximum potential.

Code of banking practice

Absa's banking subsidiaries and banking divisions subscribe to the Code of Banking Practice endorsed by member banks of the Banking Council, South Africa. In terms of this Code, Absa conducts its business with uncompromising integrity and fairness so as to promote complete trust and confidence in the banking industry. In meeting this fundamental objective, Absa conducts its relationships with its customers in the manner described in this Code.

Absa has internal procedures for handling customer complaints. Customers who remain dissatisfied after exhausting these complaint procedures may approach the office of the Banking Adjudicator. This office operates independently of the Banking Council.

In order to comply with the principles of the Code, Absa has initiated an intensive multidisciplinary programme to address its core components. Various procedural changes to operations have been made and a compliance manual and policy have been implemented to ensure that effective control measures are in place. In addition, an employee training and development programme has been launched. The requirements of the Code have been extensively communicated throughout the Group and a new compliance procedure and Actionline service has been launched. The Group's legal documentation is being reviewed to ensure that plain language is used and a system to obtain customer consent to the marketing of services has been introduced.

Code of ethics

Absa's Code of Ethics, which has been endorsed by the recognised trade union, commits the Group to the highest standards of integrity, behaviour and ethics in dealing with all its stakeholders. An ethical decision-making model has been included which facilitates sound business decisions by encouraging staff members to take all relevant aspects into consideration.

Responsibility for annual financial statements

The directors are responsible for the preparation, integrity and objectivity of financial statements that fairly present the state of the affairs of the Company and of the Group at the end of the financial year and the net income and cash flow for the year, and other information contained in this annual report.

To enable the directors to meet these responsibilities:

- the board and management set standards and management implements systems of internal control and accounting and information systems aimed at providing reasonable assurance that assets are safeguarded and the risk of error, fraud or loss is reduced in a cost effective manner – these controls, contained in established policies and procedures, include the proper delegation of responsibilities and authorities within a clearly defined framework, effective accounting procedures and adequate segregation of duties.
- the Group's internal audit function, which operates independently and unimpaired, and has unrestricted access to the Group Audit and Compliance Committee, appraises, evaluates and, when necessary, recommends improvements in the systems of internal control and accounting practices, based on audit plans that take cognisance of the relative degrees of risk of each function or aspect of the business; and
- the Group Audit and Compliance Committee, together with the external and internal auditors, plays an integral role in matters relating to financial and internal control, accounting policies, reporting and disclosure.

To the best of their knowledge and belief, based on the above, the directors are satisfied that no material breakdown in the operation of the systems of internal control and procedures has occurred during the year under review. The auditors concur with this statement.

The Group consistently adopts appropriate and recognised accounting policies.

The annual financial statements have been prepared in accordance with the provisions of the Companies Act and the Banks Act and comply with South African generally accepted accounting practice relating to companies and banks.

The directors are of the opinion that the Group will be a going concern in the year ahead and accordingly, the annual financial statements continue to be prepared on a going concern basis.

It is the responsibility of the independent auditors to report on the financial statements. Their report to the members of the Company is set out on page 62 of this annual report.

Approval of annual financial statements

The directors' report and the annual financial statements, which appear on pages 63 to 96, were approved by the board of directors on 29 May 2000 and are signed by:

D C Cronjé
Chairman

E R Bosman
Group Chief Executive

To the members of Absa Group Limited

We have audited the annual financial statements and Group annual financial statements of Absa Group Limited set out on pages 63 to 96 for the year ended 31 March 2000. These financial statements are the responsibility of the Company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with statements of South African Auditing Standards issued by the South African Institute of Chartered Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. Our audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements
- assessing the accounting principles used and significant estimates made by management, and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, the financial statements fairly present, in all material respects, the financial position of the Company and of the Group at 31 March 2000, and the results of their operations and cash flow information for the year then ended, in accordance with South African generally accepted accounting practice, and in the manner required by the Companies Act.

We concur with the decision of the directors to present the financial statements of the Group in a form that excludes the consolidation of UniFer Holdings Limited.

KPMG Inc.
Chartered Accountants (SA)

Ernst & Young
Chartered Accountants (SA)

Johannesburg
29 May 2000

GROUP SECRETARY'S CERTIFICATE

To the members of Absa Group Limited

In accordance with the provisions of the Companies Act, 1973. ("the Act"), I certify that, in respect of the year ended 31 March 2000, the Company has lodged with the Registrar of Companies all returns prescribed by the Act and that all such returns are true, correct and up to date.

W R Somerville
Group Secretary

NATURE OF ACTIVITIES

Absa Group Limited is the registered controlling company of a number of banks, the controlling company of two insurance companies and an investment holding company. The Company directs the planning, control and co-ordination of the activities of the Group, which provides an extensive range of banking and financial services.

GROUP RESULT

Headline earnings amounted to R1 988 million (1999: R1 968 million) and headline earnings per share increased marginally by 0,2% to 310,3 cents (1999: 309,7 cents). Group net income attributable to ordinary shareholders amounted to R1 593 million (1999: R1 905 million) after general provisions for bad and doubtful advances were increased by R564 million to comply with the new regulations of the Banks Act becoming effective from 1 July 2000. Headline earnings were derived from the following activities:

	2000		1999	
	Rm	**%**	Rm	%
Banking	**1 485**	**74,7**	1 542	78,4
Insurance and financial services	**515**	**25,9**	360	18,3
Other	**(12)**	**(0,6)**	66	3,3
	1 988	**100,0**	1 968	100,0

A general review of the business and operations of major subsidiaries is given in the Group Chief Executive's review on pages 20 to 23 of this annual report.

SUBSIDIARY AND ASSOCIATED COMPANIES

The interests in subsidiary and associated companies, where considered material in the light of the Group's financial position and results are set out in Annexure A on page 94 of this annual report.

INTERESTS OF DIRECTORS

The total interests of directors in the issued share capital of the Company at 31 March 2000 were as follows:

	Number of shares	
	2000	1999
Direct	**347 180**	102 474
Indirect	**1 399 358**	829 140
Non-beneficial	**3 048 278**	—
Total	**4 794 816**	931 614

There has been no change in the interests of directors since 31 March 2000.

ACQUISITIONS

The following interests were acquired since the date of the last directors' report:

Absa Group Limited

- 70% interest in the National Bank of Commerce (1997) Limited, a company registered in Tanzania;
- 51% interest in Unibank Investment Holdings Limited;
- 50% interest in Cortal Direct (Proprietary) Limited, increasing the Group's interest to 100%;
- 50% interest in Mondex (Proprietary) Limited;
- 50% interest in Pioneer International Limited, a company registered in Guernsey, held via a 49,9% interest in Indigo Two Limited.

Absa Bank Limited

- 9,59% interest in Thuthukani (Proprietary) Limited;

Absa Financial Services Holdings (Jersey) Limited

- 85,7% interest in Absa Asset Management Holdings (Jersey) Limited;

Absa Asset Management Holdings (Jersey) Limited

- 100% interest in TriAlpha Asset Management Limited, a company registered in Jersey;

Absa Trust Limited

- 100% interest in ATIS (Jersey) Limited.

ATIS (Jersey) Limited

- 14,3% interest in Absa Asset Management Holdings (Jersey) Limited.

DISPOSALS

The following interests were disposed of since the date of the last directors' report:

Absa Group Limited

- 25,4% interest in Wakefield Group (Proprietary) Limited.

Absa Bank Limited

- 50% interest in Southern African Origination Company (Proprietary) Limited.

SPECIAL RESOLUTIONS

Absa Group Limited

Special resolutions were passed at the annual general meeting of shareholders held on 27 August 1999 in regard to:

- an amendment to the Company's Articles of Association to permit the Company to acquire its own shares;
- a general authority to enable the Company to acquire its own shares;
- an amendment to the Company's Articles of Association to enable the Company to reduce its share capital and make payments to shareholders, in compliance with Section 90 of the Companies Act.

The following special resolutions were passed by subsidiary companies in respect of name changes :

- Travel Care Insurance Brokers (Proprietary) Limited changed its name to Absa Offshore (Proprietary) Limited with effect from 9 November 1999;
- Absa Motorlease Limited changed its name to Bankfin Fleet Management Services Limited with effect from 6 April 2000;
- Mayfair South Townships (Proprietary) Limited changed its name to Southern African Origination Company (Proprietary) Limited with effect from 6 May 1999.

The following special resolutions were passed by subsidiaries:

Absa Life Limited

Replacement of articles of association to enable the company to conduct business in the domestic captive insurance market.

Travel Care Insurance Brokers (Proprietary) Limited

Amendment to the memorandum of association to enable the company to facilitate and promote offshore services.

Absa Asia Limited

Amendment to the memorandum of association to increase the company's authorised share capital by the creation of redeemable preference shares and an amendment to the company's Articles of Association to stipulate the rights and conditions attached to the preference shares.

DIRECTORS AND SECRETARY

Details of the directors and secretary of the Company are given on page 15 and that of its principal operating subsidiaries on pages 109 to 111.

Since the date of the last directors' report :

- Mr G Steinmetz retired as a director on 1 December 1999, having reached retirement age; and
- Mr H L Shill was appointed as a director on 18 February 2000; confirmation of his appointment will be sought at the forthcoming annual general meeting.

In accordance with the Company's Articles of Association, Messrs E R Bosman, L Boyd, D C Brink, B P Connellan, M H Daling and Dr D C Cronjé retire by rotation, but being eligible, offer themselves for re-election at the forthcoming annual general meeting.

INTEREST OF DIRECTORS AND OFFICERS

During the financial year no contracts were entered into, in which directors and officers of the company had an interest and which significantly affected the business of the Group. The directors had no interest in any third party or company responsible for managing any of the business activities of the Group.

The emoluments and perquisites of executive directors are determined by the Group Remuneration Committee. No long term service contracts exist between executive directors and the Company.

DIRECTORS' EMOLUMENTS

Directors' emoluments in respect of the Company's directors are disclosed in note 20 to the annual financial statements.

The earnings and perquisites of the Group Chief Executive and the Group Executive Directors (executive directors of Absa Bank Limited) and the non-executive directors of the Group, from all Group sources were as follows:

	2000		1999	
	Executive Rm	Non-executive Rm	Executive Rm	Non-executive Rm
Fees	0,1	0,6	0,2	0,6
Salaries, allowances and contributions to funds	10,1	2,3	8,9	1,7
Bonuses	1,9	0,1	3,9	0,6
Other perquisites	4,1	—	3,7	—
Divisional board fees	—	0,5	–	0,4
Total	16,2	3,5	16,7	3,3

During the year the Chairman and certain Group Executive Directors implemented/released 535 002 options/scheme shares (awarded at an average price of 1 347 cents, 3 or more years ago) at an average market price of 3 247 cents per share. A profit of R10 167 138 was realised on the implementation of these options. In terms of the Group's share incentive scheme 971 000 options (refer Annexure B) granted to Group Executive Directors have not been implemented at 31 March 2000.

DIVIDENDS AND CAPITALISATION SHARE AWARDS

On 24 May 1999, the directors announced the award of capitalisation shares to shareholders registered at close of business on 11 June 1999, the details of which were as follows:

Dividend per share (cents)	59,0
Capitalisation share award per 100 shares	1,711633
Acceptance ratio (%)	
capitalisation share award	70,2
cash dividend	29,8

On 22 November 1999, an interim cash dividend of 37,5 cents per share was declared to shareholders registered at the close of business on 10 December 1999.

ALLOTMENTS AND ISSUES OF SHARES

- On 19 July 1999 the Company allotted and issued 7 601 509 shares as a capitalisation share award in lieu of a cash dividend at 3 447 cents per share.
- On 7 April 2000 the Company allotted and issued 5 517 894 ordinary shares of 200 cents each to the Absa Share Incentive Trust.

BALANCE SHEETS

at 31 March

COMPANY 2000 Rm	COMPANY 1999 Rm		Note	GROUP 2000 Rm	GROUP 1999 Rm
		ASSETS			
104	—	Cash and short-term assets	1	**6 557**	5 663
		Short-term money market assets	2	**4 395**	6 462
		Government and public sector securities	3	**11 687**	10 084
		Advances	4	**144 824**	137 607
6	4	Other assets	7	**2 484**	2 278
126	102	Investments	8	**2 835**	2 472
5 150	4 542	Subsidiary companies	9	**364**	—
148	111	Associated companies	10	**281**	225
		Property and equipment	11	**2 916**	2 560
		Client liabilities under acceptances		**1 118**	1 386
5 534	4 759	**Total assets**		**177 461**	168 737
		LIABILITIES			
		Deposits and current accounts	12	**153 541**	146 771
162	124	Deferred taxation	13.1	**1 759**	1 539
1 381	114	Other liabilities	14	**5 647**	4 805
		Insurance funds	15	**972**	823
		Subordinated debt	16	**2 591**	1 968
		Liabilities to clients under acceptances		**1 118**	1 386
1 543	238	**Total liabilities**		**165 628**	157 292
		SHAREHOLDERS' FUNDS			
1 286	1 271	Share capital	17.1	**1 286**	1 271
1 532	2 205	Share premium	17.2	**1 532**	2 205
1 173	1 045	Reserves	18	**9 015**	7 969
3 991	4 521	**Shareholders' funds**		**11 833**	11 445
5 534	4 759	**Total liabilities and shareholders' funds**		**177 461**	168 737
		Contingencies	23	**11 471**	13 735

INCOME STATEMENTS

for the year ended 31 March

COMPANY				GROUP	
2000 Rm	1999 Rm		Note	**2000 Rm**	1999 Rm
131	128	Interest income	19.2	**22 708**	28 124
		Interest expense		**(15 843)**	(21 336)
131	128	**Net interest income**		**6 865**	6 788
		Charge for bad and doubtful advances	5	**(1 707)**	(1 460)
131	128	**Income from lending activities**		**5 158**	5 328
655	465	Non-interest income	19.3	**5 317**	4 623
786	593	**Operating income**		**10 475**	9 951
(7)	(5)	Operating expenditure	19.4	**(7 739)**	(7 223)
779	588	**Net income before exceptional items**		**2 736**	2 728
		Exceptional items:			
		Regulatory increase in general provisions for bad and doubtful advances	25	**(564)**	—
—	(29)	Goodwill written off		**—**	(63)
779	559	**Net income before taxation**		**2 172**	2 665
(39)	(29)	Taxation	13.2	**(615)**	(774)
740	530	**Net income after taxation**		**1 557**	1 891
19	20	Share of associated companies' income	10	**36**	14
759	550	**Net income attributable to shareholders**		**1 593**	1 905
759	579	**Headline earnings**	21	**1 988**	1 968
		Headline earnings per share (cents)	21	**310,3**	309,7
		Earnings per share (cents)	21	**248,6**	299,8
		Dividends per share (cents)	22	**96,5**	96,5
		Dividend cover (times)		**3,2**	3,2
		Staff complement		**34 313**	33 729

STATEMENT OF CHANGES IN SHAREHOLDERS' FUNDS
at 31 March

	Share capital and premium Rm	Trans-lation reserve Rm	Insurance contingency reserve Rm	Changes in value of investments of insurance company Rm	Associated companies' earnings Rm	Distribut-able reserves Rm	Total Rm
GROUP							
Balance at 31 March 1998	3 476	86	62	192	68	5 955	9 839
Foreign currency translation effects		128				7	135
Transfer from insurance contingency reserve			(2)			2	—
Changes in value of investments held by short-term insurance company				(101)			(101)
Share of associated companies' retained earnings					2	(2)	—
Attributable income						1 905	1 905
Dividends declared						(333)	(333)
Balance at 31 March 1999	**3 476**	**214**	**60**	**91**	**70**	**7 534**	**11 445**
Foreign currency translation effects		**(2)**					**(2)**
Transfer to insurance contingency reserve			**4**			**(4)**	**—**
Changes in value of investments held by short-term insurance company				**86**			**86**
Share of associated companies' retained earnings					**43**	**(36)**	**7**
Attributable income						**1 593**	**1 593**
Goodwill on acquisition of subsidiaries	**(658)**						**(658)**
Dividends declared						**(638)**	**(638)**
Balance at 31 March 2000	**2 818**	**212**	**64**	**177**	**113**	**8 449**	**11 833**
COMPANY							
Balance at 31 March 1998	3 476				11	817	4 304
Share of associated companies' retained earnings					20	(20)	—
Attributable income						550	550
Dividends declared						(333)	(333)
Balance at 31 March 1999	**3 476**				**31**	**1 014**	**4 521**
Share of associated companies' retained earnings					**26**	**(19)**	**7**
Attributable income						**759**	**759**
Goodwill on acquisition of subsidiaries	**(658)**						**(658)**
Dividends declared						**(638)**	**(638)**
Balance at 31 March 2000	**2 818**				**57**	**1 116**	**3 991**

1. PRINCIPAL ACCOUNTING POLICIES

The annual financial statements are prepared on the historical cost basis, except for investments held by insurance subsidiaries and financial instruments held in the trading portfolio, which are carried at fair value. The annual financial statements comply with the South African Companies Act.

The following accounting policies are consistent, in all material respects, with those of the previous year.

2. BASIS OF CONSOLIDATION

The consolidated annual financial statements include those of the Company, its subsidiaries and associated companies. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the date of their acquisition or to the date of their disposal. Companies in which the Group can exercise effective voting control, at either equity or board level, are regarded as subsidiaries.

Entities over which banking subsidiaries have acquired control in the course of lending activities or to protect advances are not consolidated, but are shown as advances.

3. ASSOCIATED COMPANIES

Associated companies are those companies which are not subsidiaries and in which the Group holds a long-term investment and exercises a significant influence on the financial and operating policies. The results of associated companies are accounted for according to the equity method, based on their most recent audited financial statements. The Group's interest in the post-acquisition reserves of associated companies is treated as non-distributable in the Group's annual financial statements.

Transactions between the Group and associated companies that are not on an arm's length basis are eliminated in the preparation of the annual financial statements.

The investment in an associated company is written down when there is considered to be a permanent diminution in value.

4. INVESTMENTS

Investments in financial instruments are held in investment and trading portfolios.

Financial instruments held in the investment portfolio are stated at cost. Where there is considered to be a permanent diminution in the value of an investment, the investment is written down.

Premiums and discounts arising on purchase are amortised on the yield-to-maturity basis and profits or losses are recognised only on realisation. Where the intention is to hold investments in the investment portfolio to maturity, no provision is made for the shortfall between the market value and the carrying value.

Financial instruments held in the trading portfolio are stated at fair value, and any surplus or deficit arising thereon is included in net income. Fair value in respect of listed investments is the quoted market price and in respect of unlisted investments, the amount that could be realised in an arm's length transaction between willing and knowledgeable parties. Where no active market exists, unlisted investments are valued at directors' valuation.

Financial instruments held for hedging purposes are accounted for on the same basis as the items hedged.

Investments in equities held by the insurance subsidiaries are stated at market value or directors' valuation, where not listed. Unrealised gains on investments of the short-term insurance subsidiary, less deferred taxation thereon, are treated as non-distributable. Unrealised gains on investments owned by the life assurance subsidiary remain in the life fund of that company.

Investment properties held by the insurance subsidiaries are stated at market value based on valuations obtained annually from internal valuers.

5. PROPERTY AND EQUIPMENT

Freehold property is stated at the lower of cost and recoverable amount and is not depreciated. The recoverable amount is determined every three years by both internal and external valuers using the income yield method.

Property under construction is stated at cost. Cost includes the cost of the land and construction costs to date.

Computer system development costs in respect of selected computer systems of a strategic nature are capitalised and are depreciated on a straight-line basis over their expected useful lives.

Other property and equipment are stated at cost and are depreciated on a straight-line basis over their expected useful lives.

The rates used to depreciate assets are as follows:

Computer equipment and systems	20%
Furniture	10%
Vehicles	25%
Other equipment	15%

6. DOUBTFUL ADVANCES

Advances are stated net of specific and general provisions. Specific provisions are made against identified doubtful advances based on regular evaluations that take cognisance of, inter alia, past experience, economic climate and the client's overall risk profile. Where applicable, specific provisions are determined by systems based on predetermined criteria.

General provisions are maintained to cover potential losses which, although not specifically identified, may be present in any portfolio of advances.

If the recoverability of interest is considered to be doubtful, it is suspended and excluded from interest income.

The aggregate provisions which are raised during the year, less recoveries of advances previously written off, are charged against net income.

Advances are written off once the probability of recovering any significant amounts becomes remote.

Repossessed assets, including properties in possession, are stated at the lower of cost and net realisable value. Cost comprises the value of the advance and the cost of repossession.

7. INSTALMENT CREDIT AGREEMENTS

Leases, instalment credit and rental agreements are regarded as financing transactions, and rentals and instalments receivable thereunder, less unearned finance charges, are included under advances. Finance charges earned are computed at the effective rates of interest inherent in the contracts and are brought to income in proportion to balances outstanding.

8. DEFERRED TAXATION

Provision for deferred taxation arising from timing differences in the accounting and tax treatment of items in the financial statements is made on the comprehensive basis using the liability method. The effect of timing differences resulting in a deferred tax asset is only brought to account when recovery is assured beyond reasonable doubt.

9. FOREIGN CURRENCIES

The assets and liabilities of foreign subsidiary companies and independent foreign entities are translated at the middle closing exchange rates ruling at year-end. Gains and losses arising on translation are transferred to non-distributable reserves.

Income statement items in respect of foreign subsidiary companies and independent foreign entities are translated at the appropriate weighted average exchange rate for the year. Exchange rate differences arising on translation are transferred to non-distributable reserves.

Monetary items denominated in foreign currencies are translated at the middle closing exchange rates ruling at year-end and unrealised differences on translation are recognised in the income statement in the period in which they arise.

Unexpired forward exchange contracts are valued at the exchange rates ruling at year-end and the resultant profits and losses are recognised in the income statement.

10. REPURCHASE AGREEMENTS

Where the Group sells investments from its investment portfolio, agrees to repurchase these at future dates and the risk of ownership remains with the Group, the considerations received are included under deposits and current accounts. The investments are shown on the balance sheet and valued according to the Group's policy regarding that category of investment.

Profits or losses arising from such a sale are amortised over the period of the transaction.

Conversely, where investments are purchased subject to commitments to resell these at future dates and the risk of ownership does not pass to the Group, the considerations paid are included under advances and not under investments.

11. POST-RETIREMENT BENEFITS

The Group makes provision for post-retirement benefits to eligible employees and pensioners, the cost of which is assessed in accordance with actuarial principles and recognised on a systematic basis over employees' remaining years of service.

Contributions to the defined contribution and defined benefit structures of the Absa Group Pension Fund, are expensed as incurred.

Only employees who retired prior to 1 April 1996 are eligible for post-retirement medical aid benefits from the Group. Future commitments in this regard have been provided for in the Absa Group Pension Fund.

12. DERIVATIVE INSTRUMENTS

Financial futures contracts, options, forward rate agreements, and interest rate swap agreements are stated at fair value. Gains and losses are included in net income.

When derivative instruments are utilised for hedging purposes, such instruments are accounted for on the same basis as the items hedged. The Group's criteria for recognising a derivative instrument as a hedge are as follows:

- The risk hedged can be clearly identified; and
- the effectiveness of the hedge can be demonstrated at different risk positions.

13. CONTINGENCIES AND COMMITMENTS

Transactions are classified as contingencies where the Group's obligations depend on uncertain future events and principally consist of third party obligations underwritten by banking subsidiaries.

Items are classified as commitments where the Group commits itself to future transactions or if the items will result in the acquisition of assets.

14. MANAGED FUNDS AND TRUST ACTIVITIES

Where Group companies operate unit trusts, hold and invest funds on behalf of clients and act as trustees in any fiduciary capacity, the assets and liabilities representing these activities are not reflected on the balance sheet. Income relating to these activities is recognised in the income statement in the period in which the services are rendered.

15. RELATED PARTY TRANSACTIONS

All intergroup transactions are eliminated on consolidation. Related party transactions are concluded at arm's length in the ordinary course of business.

16. SEGMENTAL REPORTING

The Group is structured into the following main operating segments: retail banking, wholesale banking, insurance and financial services and other activities.

Primary segmental reporting is based on the type of business and correlates with the activities of the main operating divisions. Secondary segmental reporting according to geographical segmentation is only meaningful in respect of the wholesale banking segment as it is the only segment that has significant interests outside South Africa.

All intercompany transactions are eliminated within each segment.

17. REVENUE RECOGNITION

Interest income is recognised at the effective rates of interest inherent in finance contracts and is brought into income in proportion to the balance outstanding on a time proportional method.

Revenue arising from the provision of services to clients is recognised on an accrual basis.

Dividends are recognised in the period in which the right to receipt is established.

COMPANY 2000 Rm	COMPANY 1999 Rm		GROUP 2000 Rm	GROUP 1999 Rm
		1. CASH AND SHORT-TERM ASSETS		
		Coin and bank notes	**1 192**	1 390
104	—	Money on call	**4 151**	2 811
		Balances with central bank	**1 214**	1 462
104	—		**6 557**	5 663
		2. SHORT-TERM MONEY MARKET ASSETS		
		Land bank and treasury bills	**2 968**	3 266
		Other	**1 427**	3 196
			4 395	6 462
		Portfolio analysis		
		Investment portfolio	**4 395**	5 136
		Trading portfolio	**—**	1 326
			4 395	6 462
		3. GOVERNMENT AND PUBLIC SECTOR SECURITIES		
		Government and government guaranteed	**8 988**	9 654
		Non-government guaranteed	**2 699**	430
		Book value	**11 687**	10 084
		Market value	**11 664**	10 217
		Maturity analysis		
		Within 1 year	**4 871**	2 081
		From 1 year to 3 years	**1 143**	5 803
		More than 3 years	**5 673**	2 200
			11 687	10 084
		Portfolio analysis		
		Investment portfolio	**9 989**	9 300
		Trading portfolio	**1 698**	784
			11 687	10 084

The maturity analysis is based on the remaining period from year-end to contractual maturity.

COMPANY 2000 Rm	COMPANY 1999 Rm			GROUP 2000 Rm	GROUP 1999 Rm
		4.	**ADVANCES**		
			Corporate overdrafts	**5 240**	5 135
			Retail overdrafts and credit cards	**18 130**	18 123
			Foreign currency loans	**10 889**	11 226
			Instalment finance	**18 960**	17 785
			Gross advances	**22 133**	21 644
			Unearned finance charges	**(3 173)**	(3 859)
			Loans against pledge of deposit	**4 057**	2 267
			Mortgages	**64 947**	62 428
			Overnight finance	**7 170**	4 741
			Personal loans	**7 243**	6 961
			Project finance	**3 771**	2 725
			Other	**8 147**	9 124
				148 554	140 515
			Provisions for bad and doubtful advances (refer note 5)	**(3 730)**	(2 908)
				144 824	137 607
			Sectoral analysis		
			Agriculture	**5 345**	4 399
			Construction and property	**2 101**	2 220
			Consumer	**75 324**	73 940
			Electricity	**300**	413
			Finance	**27 892**	25 502
			Manufacturing	**10 285**	10 218
			Mining	**1 372**	863
			Services	**6 474**	4 276
			Transport	**1 540**	1 462
			Wholesale	**6 456**	5 421
			Other	**11 465**	11 801
				148 554	140 515
			Maturity analysis		
			Within 1 year	**48 514**	47 925
			From 1 year to 5 years	**36 154**	25 457
			More than 5 years	**63 886**	67 133
				148 554	140 515
			Geographical analysis		
			South Africa	**143 320**	134 165
			Other African countries	**84**	249
			Europe	**3 175**	3 153
			Asia	**1 543**	1 747
			Americas	**432**	1 201
				148 554	140 515

The maturity analysis is based on the remaining period from year-end to contractual maturity.

COMPANY			GROUP	
2000	1999		**2000**	1999
Rm	Rm		**Rm**	Rm
		5. PROVISIONS FOR BAD AND DOUBTFUL ADVANCES		
		Balance at the beginning of the year	**2 908**	2 434
		Amounts written off during the year	**(1 546)**	(1 055)
			1 362	1 379
		Provisions raised during the year	**1 804**	1 529
		Regulatory increase in general provisions	**564**	—
		Balance at the end of the year	**3 730**	2 908
		Comprising		
		Specific provisions	**2 450**	2 243
		General provisions	**1 280**	665
			3 730	2 908
		Income statement charge		
		Provisions raised during the year	**1 804**	1 529
		Specific provisions	**1 753**	1 482
		General provisions	**51**	47
		Recoveries of advances previously written off	**(97)**	(69)
		Charge to the income statement	**1 707**	1 460

	GROUP 2000 Outstanding balance Rm	Security Rm	Net exposure Rm	Provisions raised Rm
6. NON-PERFORMING ADVANCES				
Overdrafts and credit cards	**1 406**	**555**	**851**	**736**
Instalment finance	**787**	**321**	**466**	**458**
Mortgages	**4 333**	**3 459**	**874**	**866**
Other	**680**	**327**	**353**	**390**
	7 206	**4 662**	**2 544**	**2 450**
Sectoral analysis				
Agriculture	**182**	**127**	**55**	**56**
Construction and property	**396**	**248**	**148**	**149**
Consumer	**4 105**	**3 001**	**1 104**	**1 101**
Electricity	**5**	**1**	**4**	**3**
Finance	**675**	**416**	**259**	**260**
Manufacturing	**433**	**155**	**278**	**150**
Mining	**12**	**6**	**6**	**6**
Services	**456**	**286**	**170**	**177**
Transport	**45**	**16**	**29**	**25**
Wholesale	**586**	**329**	**257**	**232**
Other	**311**	**77**	**234**	**291**
	7 206	**4 662**	**2 544**	**2 450**

	GROUP 1999 Outstanding balance Rm	Security Rm	Net exposure Rm	Provisions raised Rm
Overdrafts and credit cards	758	251	507	440
Instalment finance	813	347	466	476
Mortgages	3 602	2 954	648	672
Other	844	223	621	655
	6 017	3 775	2 242	2 243
Sectoral analysis				
Agriculture	138	84	54	54
Construction and property	236	119	117	104
Consumer	3 821	2 753	1 068	1 070
Electricity	2	1	1	2
Finance	673	297	376	201
Manufacturing	478	143	335	302
Mining	14	8	6	5
Services	42	11	31	31
Transport	28	12	16	18
Wholesale	332	132	200	204
Other	253	215	38	252
	6 017	3 775	2 242	2 243

COMPANY 2000 Rm	COMPANY 1999 Rm			GROUP 2000 Rm	GROUP 1999 Rm
		7.	**OTHER ASSETS**		
			Properties held for sale	**189**	102
6	—		Accounts receivable	**2 213**	2 016
			Taxation	**53**	126
—	4		Accrued interest and dividends	**29**	34
6	4			**2 484**	2 278
		8.	**INVESTMENTS**		
			At carrying value		
			Listed		
126	102		Ordinary and preference shares	**2 141**	2 077
			Unlisted	**694**	395
			Ordinary and preference shares	**656**	338
			Fixed property investments	**38**	57
126	102		**Total book value**	**2 835**	2 472
			At market value and directors' valuation		
401	354		Market value of listed investments	**2 277**	2 607
			Directors' valuation of unlisted investments	**721**	402
401	354		**Total market value and directors' valuation**	**2 998**	3 009
			Portfolio analysis		
126	102		Investment portfolio	**2 803**	2 462
			Trading portfolio	**32**	10
126	102			**2 835**	2 472

Details regarding investments required in terms of the Companies Act are kept at each company's registered office and this information will be made available to shareholders on written request.

COMPANY 2000 Rm	COMPANY 1999 Rm			GROUP 2000 Rm	GROUP 1999 Rm
		9.	**SUBSIDIARY COMPANIES (REFER ANNEXURE A)**		
3 865	3 398		Shares at cost less amounts written off	**364**	—
			Indebtedness to the Company		
907	1 046		Loans		
378	98		Dividends		
5 150	4 542			**364**	—

The Group's investment in subsidiary companies, reflected in the consolidated balance sheet, relates to its acquisition of shares in UniFer Holdings Limited (UniFer Group) (refer Annexure C).

COMPANY 2000 Rm	COMPANY 1999 Rm		GROUP 2000 Rm	GROUP 1999 Rm
		10. ASSOCIATED COMPANIES (REFER ANNEXURE A)		
91	80	Shares and loans at book value	**168**	155
57	31	Share of post-acquisition retained income and reserves	**113**	70
19	21	Share of current year's income	**76**	39
—	(1)	Dividends received	**(40)**	(25)
19	20		**36**	14
7	—	Realisation on disposal of associated company	**7**	(12)
31	11	Share of reserves at the beginning of the year	**70**	68
148	111	**Carrying value**	**281**	225
46	33	Market value of listed shares	**46**	32
192	192	Directors' valuation of unlisted shares and loans	**290**	275
238	225		**336**	307
		11. PROPERTY AND EQUIPMENT		
		Freehold property at cost	**1 001**	843
		Computer equipment and systems	**1 063**	1 044
		At cost	**3 070**	3 082
		Accumulated depreciation	**(2 007)**	(2 038)
		Furniture, other equipment and vehicles	**852**	673
		At cost	**1 844**	1 524
		Accumulated depreciation	**(992)**	(851)
			2 916	2 560
		Movement in property and equipment		
		Freehold property at cost	**1 001**	843
		Opening balance	**843**	672
		Net additions	**158**	171
		Computer equipment and systems	**1 063**	1 044
		Opening balance	**1 044**	1 028
		Net additions	**425**	400
		Depreciation	**(406)**	(384)
		Furniture, other equipment and vehicles	**852**	673
		Opening balance	**673**	628
		Net additions	**355**	203
		Depreciation	**(176)**	(158)
			2 916	2 560

Freehold property is valued every three years by both external and internal valuers, using the income yield method. The most recent valuation, at 31 December 1998, reflected a surplus of R255 million over book value.

Details regarding freehold property required in terms of the Companies Act are kept at each company's registered office and this information will be made available to shareholders on written request.

COMPANY 2000 Rm	COMPANY 1999 Rm			GROUP 2000 Rm	GROUP 1999 Rm
		12.	**DEPOSITS AND CURRENT ACCOUNTS**		
			Deposits from banks	**21 345**	16 531
			Call deposits	**30 888**	21 677
			Current accounts	**20 440**	20 626
			Savings and transmission deposits	**10 117**	9 531
			Negotiable certificates of deposit	**20 823**	31 709
			Fixed and notice deposits	**32 645**	32 830
			Other deposits and accrued interest	**17 283**	13 867
				153 541	146 771
			Maturity analysis		
			On demand	**63 949**	46 412
			Within 1 month	**27 498**	24 695
			From 1 month to 6 months	**39 612**	45 828
			Between 6 months and 1 year	**12 325**	16 200
			More than 1 year	**10 157**	13 636
				153 541	146 771
			Geographical analysis		
			South Africa	**138 035**	129 995
			Other African countries	**496**	616
			Europe	**10 659**	13 403
			Asia	**1 649**	1 896
			Americas	**2 702**	861
				153 541	146 771
			The maturity analysis is based on the remaining period from year-end to contractual maturity.		
		13.	**TAXATION**		
		13.1	**Deferred taxation**		
			Tax effect of timing differences between tax and book value of		
162	144		– accruals and provisions	**1 729**	1 561
			– provisions for doubtful advances	**(203)**	(145)
			– property allowances	**212**	139
			– unrealised gains on investments	**21**	25
–	(20)		– effect of change in income tax rate	**–**	(41)
162	124		**Deferred taxation liability**	**1 759**	1 539

COMPANY 2000 Rm	COMPANY 1999 Rm		GROUP 2000 Rm	GROUP 1999 Rm
		13. TAXATION *(continued)*		
		13.2 Income statement charge		
38	23	Taxation on income	384	575
—	5	South African normal	79	94
38	18	Deferred	180	316
		Payments to trusts	111	147
		Foreign taxation	14	18
1	6	Other taxation	231	199
1	6	Secondary tax on companies	40	10
		Value-added tax net of input credits	146	119
		Regional Services Council levies	30	32
		Stamp duty	15	38
39	29	**Total taxation**	615	774
%	%		%	%
30	35	**13.3 Rate of taxation**	30	35
		The rate of taxation has been reduced as a consequence of		
(25)	(29)	– dividend income	(10)	(9)
—	2	– capital (gains)/losses on disposal of investments	(5)	(3)
		– other permanent differences	3	—
—	(4)	– effect of change in income tax rate	—	(1)
5	4	**Effective rate – taxation on income**	18	22
—	1	**Other taxation**	10	7
5	5	**Effective rate – total taxation**	28	29

13.4 Future tax relief

The Group has estimated tax losses of R115 million (1999: R131 million), of which R14 million (1999: R31 million) has been applied to reduce the deferred tax balance.

13.5 Secondary tax on companies (STC)

The Group has accumulated STC credits of R168 million (1999: R202 million) arising from dividends received and receivable that exceed dividends paid. The value of these credits amounts to R21 million (1999: R25 million) and will be applied against STC payable on the final dividend.

COMPANY 2000 Rm	COMPANY 1999 Rm		GROUP 2000 Rm	GROUP 1999 Rm
		14. OTHER LIABILITIES		
379	95	Provision for final cash dividend	379	95
1 001	15	Creditors and provisions	5 184	4 600
1	4	Taxation	84	110
1 381	114		5 647	4 805

COMPANY				GROUP	
2000	1999			**2000**	1999
Rm	Rm			**Rm**	Rm
		15.	**INSURANCE FUNDS**		
			Life assurance fund (refer note 15.1)	**826**	686
			Short-term insurance fund	**146**	137
				972	823
		15.1	**Life assurance fund**		
			Opening balance	**686**	788
			Unrealised changes in market values of investments	**(23)**	(153)
			Transfer for the year (refer note 19.3)	**163**	51
			Balance at end of year	**826**	686
		15.2	**Embedded value**		
			The embedded value of the life business and the value of new business written during the year were as follows:		
			Shareholder's net assets	**635**	590
			Cost of solvency capital	**(10)**	(38)
			Value of life business in force	**244**	162
			Total embedded value	**869**	714
			Value of new business	**40**	31

The shareholder's net assets of R635 million (1999: R590 million) are the excess of assets at market value over liabilities, as determined using the financial soundness valuation method.

The embedded value of the life business of R244 million (1999: R162 million) is the discounted value of the projected stream of future after-tax shareholder profits from business in force at the valuation date. Tax was projected on the basis applicable at year-end.

The value of new business of R40 million (1999: R31 million) is the discounted value, at the date of sale, of the projected after-tax shareholder profits from that business – net of the opportunity cost of the solvency capital requirements for new business.

These values are determined using the same "best estimate" assumptions regarding future mortality, discontinuance rates and expenses as used in the financial soundness valuation.

All discounted values are at a risk discounted rate of 18,5% (1999: 18,5%) per annum. The risk discount rate used to discount future profits includes a margin over assumed investment returns to allow for the risk that the actual experience in future years may differ from that assumed.

COMPANY 2000 Rm	COMPANY 1999 Rm		GROUP 2000 Rm	GROUP 1999 Rm

15. INSURANCE FUNDS *(continued)*

In order to indicate the sensitivity of the values to varying risk discount rates, an increase/(decrease) in the risk discount rate of 1% would reduce/(increase) the value of existing business by R10,4 million (1999: R15,6 million) and the value of new business by R2,7 million (1999: R4,6 million).

The economic value of a life company can be derived by adding to the embedded value an estimate of the future sales of new life assurance business, sometimes calculated by applying a multiple to the value of one year's new business.

The embedded value of Absa Life Limited and the value of new business written during the year have been reviewed and agreed by the independent consulting actuaries, Southern Africa Actuarial Consultants (Pty) Limited.

16. SUBORDINATED DEBT

The subordinated debt instruments listed below qualify as secondary capital in terms of the Banks Act 1990.

		GROUP 2000 Rm	GROUP 1999 Rm
16.1 Subordinated convertible loans		**791**	918
Interest rate	*Conversion date*		
13,95% effective	15 September 2003	**290**	352
12,95% effective	25 November 2003	**132**	159
16,60% effective	20 October 2005	**369**	407

The loans are unsecured and are compulsorily convertible by the Company into ordinary shares of Absa Bank Limited at the dates set out above.

		GROUP 2000 Rm	GROUP 1999 Rm
16.2 Unsecured subordinated redeemable debentures		**1 050**	1 050
Interest rate	*Redemption date*		
15,70%	20 October 2004	**300**	300
14,65%	20 October 2005	**200**	200
14,45%	20 October 2005	**300**	300
17,90%	25 November 2005	**250**	250

The debentures are redeemable in full on the dates noted above. Interest is paid semi-annually in arrear at the interest rates set out above.

		GROUP 2000 Rm	GROUP 1999 Rm
16.3 Subordinated callable notes			
Interest rate	*Final maturity date*		
15,00%	1 March 2010	**750**	—

The notes may be redeemed at the option of Absa Bank Limited on 1 March 2005. Interest is paid semi-annually in arrear on 1 March and 1 September. The notes are listed on the Bond Exchange of South Africa.

	GROUP 2000 Rm	GROUP 1999 Rm
	2 591	1 968

COMPANY 2000 Rm	COMPANY 1999 Rm			GROUP 2000 Rm	GROUP 1999 Rm
		17.	**SHARE CAPITAL AND PREMIUM**		
		17.1	**Share capital**		
			Authorised		
1 400	1 400		700 000 000 ordinary shares of R2 each	**1 400**	1 400
			Issued		
1 286	1 271		643 028 855 (1999: 635 427 346) ordinary shares of R2 each	**1 286**	1 271

Unissued shares

All the unissued shares are under the control of the directors in terms of a general authority to allot and issue them on such terms and conditions and at such times as they deem fit.

This authority expires at the forthcoming annual general meeting of the Company.

The Group has a share incentive scheme in terms of which shares are issued and options are granted. Details of the share incentive scheme are set out in Annexure B.

COMPANY 2000 Rm	COMPANY 1999 Rm			GROUP 2000 Rm	GROUP 1999 Rm
		17.2	**Share premium**		
2 205	2 205		Balance at beginning of year	**2 205**	2 205
(15)	—		7 601 509 (1999: Nil) capitalisation shares issued at par value	**(15)**	—
(658)	—		Goodwill on acquisition of subsidiary companies	**(658)**	—
1 532	2 205		Balance at end of year	**1 532**	2 205

COMPANY 2000 Rm	COMPANY 1999 Rm		GROUP 2000 Rm	GROUP 1999 Rm
		18. RESERVES		
		Non-distributable		
31	11	Opening balance	**435**	408
26	20	Transfer from/(to) retained income	**47**	(7)
		Foreign currency translation reserve	**—**	(7)
		Insurance contingency reserve	**4**	(2)
19	20	Share of associated companies' retained income	**36**	14
7	—	Realisation on disposal of associated company	**7**	(12)
		Other movements	**84**	34
		Foreign currency translation reserve	**(2)**	135
		Changes in value of investments held by short-term insurance company	**86**	(101)
57	31	Balance at end of year	**566**	435
		Comprising		
		Foreign currency translation reserve	**212**	214
		Insurance contingency reserve	**64**	60
57	31	Share of post-acquisition reserves of associated companies	**113**	70
		Changes in value of investments held by short-term insurance company	**177**	91
57	31		**566**	435
		Distributable		
		General reserve	**418**	418
1 116	1 014	Retained income	**8 031**	7 116
1 116	1 014		**8 449**	7 534
1 173	1 045	**Total reserves**	**9 015**	7 969

COMPANY 2000 Rm	COMPANY 1999 Rm		GROUP 2000 Rm	GROUP 1999 Rm
		19. INCOME AND EXPENDITURE		
		19.1 Turnover		
		Turnover is a concept not relevant to the business of banking. The Group's revenue consists of net interest income, service fees, commissions, net surplus arising from trading activities, insurance related and other income.		
		19.2 Interest income		
		Advances	**20 256**	25 332
		Cash and short-term assets	**294**	600
		Short-term money market assets	**487**	860
		Government and public sector securities	**1 671**	1 332
131	128	Loans to subsidiary companies		
131	128		**22 708**	28 124
		19.3 Non-interest income		
655	465	Banking related income	**4 129**	3 640
		Commissions and fees	**3 204**	2 657
		Net trading profit	**277**	575
		Net profit on realisation of investments	**209**	40
		Valuation fees	**34**	35
629	468	Dividends from subsidiary companies		
24	25	Other dividend income	**100**	75
2	(28)	Other banking income	**305**	258
		Insurance related income	**1 101**	913
		Net broking commissions	**410**	374
		Net profit on realisation of investments	**238**	84
		Trust and estate income	**219**	202
		Net insurance underwriting surplus	**117**	155
		Net life surplus	**98**	81
		Excess of income over outgo	**261**	132
		Transfer to life fund	**(163)**	(51)
		Other	**19**	17
		Other activities	**87**	70
		Profit on disposal of property and equipment	**50**	1
		Property development and rental profits	**37**	69
655	465		**5 317**	4 623

COMPANY 2000 Rm	COMPANY 1999 Rm		GROUP 2000 Rm	GROUP 1999 Rm
		19. INCOME AND EXPENDITURE *(continued)*		
		19.4 Operating expenditure		
		Auditors' remuneration	**18**	16
		Depreciation	**582**	542
		Computer equipment and systems	**406**	384
		Furniture, other equipment and vehicles	**176**	158
		Operating lease charges	**399**	423
		Office premises	**390**	402
		Equipment	**9**	21
		Other professional fees	**413**	316
		Staff costs	**3 880**	3 626
		Salaries and contributions to funds	**3 670**	3 400
		Training and other costs	**210**	226
7	5	Other expenses	**2 447**	2 300
7	5		**7 739**	7 223
		20. DIRECTORS' EMOLUMENTS		
7,1	8,6	**Executive directors**		
0,2	0,2	Services as directors		
6,9	8,4	Other services		
3,5	3,3	**Non-executive directors**		
1,1	1,0	Services as directors		
2,4	2,3	Other services		
(9,9)	(11,3)	Paid by subsidiary companies		
0,7	0,6			

COMPANY 2000 Rm	COMPANY 1999 Rm		GROUP 2000 Rm	GROUP 1999 Rm
		21. EARNINGS PER SHARE		
		Headline earnings is determined as follows:		
759	550	Net income attributable to shareholders	**1 593**	1 905
		Adjustment for regulatory increase in general provisions (refer note 25)	**395**	—
—	29	Adjustment for goodwill written off	**—**	63
759	579	**Headline earnings**	**1 988**	1 968

Earnings per share is calculated on net income attributable to shareholders of R1 593 million (1999: R1 905 million) and headline earnings per share is calculated on R1 988 million (1999: R1 968 million), based on the weighted average number of ordinary shares in issue during the year of 640 758 815 (1999: 635 427 346)

COMPANY 2000 Rm	COMPANY 1999 Rm		GROUP 2000 Rm	GROUP 1999 Rm
		22. DIVIDENDS		
		Interim cash dividends paid		
241	238	Dividend number 26 of 37,5 cents per ordinary share (1999: 37,5 cents)	**241**	238
379	95	Final cash dividends payable	**379**	95
379	376	Dividend number 27 of 59,0 cents per ordinary share (1999: 59,0 cents)	**379**	376
—	(281)	Capitalisation share award	**—**	(281)
18	—	Previous year's underprovision	**18**	—
638	333		**638**	333
		23. CONTINGENCIES		
		Guarantees	**9 135**	10 550
		Letters of credit	**2 336**	3 185
			11 471	13 735

No material losses, other than those for which provision has been made in the financial statements, are anticipated as a result of these transactions.

COMPANY 2000 Rm	COMPANY 1999 Rm		GROUP 2000 Rm	GROUP 1999 Rm
		24. COMMITMENTS		
		Capital expenditure		
		Authorised and contracted for	**16**	154
		Authorised but not contracted for	**63**	117
			79	271
		Funds to meet these commitments will be provided from internal Group resources.		
		Operating leases		
		Office premises	**2 827**	2 729
		Within 1 year	**165**	126
		From 1 year to 5 years	**681**	579
		More than 5 years	**1 981**	2 024
		Equipment	**41**	106
		Within 1 year	**13**	47
		From 1 year to 5 years	**28**	59
		Total operating lease commitments	**2 868**	2 835
		25. REGULATORY INCREASE IN GENERAL PROVISIONS FOR BAD AND DOUBTFUL ADVANCES		
		Increase in general provisions	**564**	—
		Taxation thereon	**(169)**	—
			395	—

The Group has always maintained general provisions for bad and doubtful advances to cover any unexpected losses that may be present in its advances book. This provision was calculated at fixed percentages per type of advance, based on the Group's assessment of risk inherent in the particular product.

Changes to the Banks Act that will become effective on 1 July 2000 prescribe that banks maintain minimum provisions at specified percentages. In order to align the Group's general provisions with these requirements, the Group increased its general provisions by R564 million.

26. DERIVATIVE INSTRUMENTS

	GROUP 1999 Nominal amount Rm	GROUP 1999 Fair value Rm	GROUP 1999 Associated credit risk Rm	GROUP 2000 Nominal amount Rm	GROUP 2000 Fair value Rm	GROUP 2000 Associated credit risk Rm
Foreign exchange contracts						
Foreign exchange contracts	294 338	309	7 533	257 317	2 764	6 536
Dealing	293 103	104	7 109	254 017	305	6 131
Hedging	1 235	205	424	3 300	2 459	405
Foreign exchange options (dealing)	3 620	32	107	3 133	68	11
Futures in Eurodollar (dealing)	232 145	(105)	—	11 550	(4)	—
Total	530 103	236	7 640	272 000	2 828	6 547
Interest rate contracts						
Forward rate agreements (dealing)	58 753	35	70	53 857	25	77
Swap contracts	82 420	350	812	97 497	672	1 565
Dealing	73 215	23	431	96 482	235	1 148
Hedging	9 205	327	381	1 015	437	417
Options on forward rate agreements and swaps	6 726	4	8	8 550	2	6
Dealing	6 726	4	8	8 450	1	6
Hedging				100	1	—
Unsettled gilts (dealing)	12 621	(52)	579	10 596	(16)	514
Bond option contracts (dealing)	1 891	(2)	13	9 348	(79)	63
Total	162 411	335	1 482	179 848	604	2 225
Other contracts						
Equity futures (dealing)	527	1	—	1 617	1	—
Commodity contracts (dealing)	5 625	13	46	4 617	12	165
Options on gold (dealing)	1 047	13	46	2 760	9	65
Other (dealing)	4 578	—	—	1 857	3	100
Total	6 152	14	46	6 234	13	165

26. DERIVATIVE INSTRUMENTS *(continued)*

Derivatives entered into in terms of asset and liability management strategies are defined as hedging transactions and have been disclosed as such. All other derivatives entered into by the Group are for dealing purposes.

Nominal amount

The gross nominal amount is the sum of the absolute value of all bought and sold contracts. The nominal amount will not generally reflect the amount receivable or payable under a derivative contract owing to the cash settled nature of most contracts. The nominal amount should be viewed only as a means of assessing the extent of the Group's participation in derivative contracts and not the market risk position or the credit exposure arising on such contracts.

Fair value

The amounts disclosed represent the fair value as at year-end of all derivative instruments held that have a positive marked to market value. The fair value of a derivative financial instrument represents the cash flows that would have occurred if the rights and obligations arising from that instrument were closed out by the Group in an orderly market transaction at year-end. Fair values are obtained from quoted market prices, discounted cash flow models and option pricing models, where appropriate.

Associated credit risk

Associated credit risk exists where a derivative contract has a positive fair value and is calculated in terms of the South African Department of Banking Supervision weightings.

In assessing credit risk, the impact of master netting agreements is taken into account on an aggregated basis. The associated credit risk therefore represents the Group's credit exposure in the event of all counterparties defaulting simultaneously on their derivative contracts.

Other information

Information regarding derivative instruments and other banking risks, additional to those included in this note is provided in the risk management section of the annual report.

COMPANY 2000 Rm	COMPANY 1999 Rm		GROUP 2000 Rm	GROUP 1999 Rm
		27. FOREIGN CURRENCY EXPOSURES		
		Foreign currency assets	**13 545**	12 916
		Foreign currency liabilities	**(16 256)**	(14 320)
		Net foreign currency commitments	**3 200**	1 673
		Net open position	**489**	269
		Principal foreign currency conversion rates		
			One South African rand equals	
		Deutschmark	**0,3117**	0,2938
		Japanese yen	**15,7116**	19,2110
		Pound sterling	**0,0955**	0,1001
		Swiss franc	**0,2535**	0,2398
		United States dollar	**0,1522**	0,1610
		Euro	**0,1594**	0,1502
		The above exchange rates were used to translate foreign currency monetary items to South African rand at the financial year-end.		
		28. MANAGED FUNDS	**Rm**	Rm
		Estates	**798**	859
		Portfolio management	**12 002**	11 949
		Trusts	**16 972**	13 935
		Participation bond schemes	**688**	720
		Unit trusts	**19 379**	14 156
			49 839	41 619

The above assets are managed in a fiduciary capacity on behalf of clients.

29. RETIREMENT FUNDS

With the exception of certain employees who have exercised an option not to become members, all full-time permanent employees are members of the Absa Group Pension Fund ("the Fund"), which has a defined benefit and a defined contribution structure. All members as at 31 March 1997 had the option to convert to the defined contribution structure of which the majority did. Members joining the Fund on or after 1 April 1997 are entitled to benefits under the defined contribution structure.

The Fund is financed by company and employee contributions and investment income. Company contributions in respect of the defined benefit structure are based on actuarial advice and are expensed in the income statement. It is Absa's policy to ensure that the fund is adequately funded to provide for the benefits of members, and particularly to ensure that any shortfall with regard to the defined benefit structure is being met by way of additional contributions.

The benefits provided by the defined benefit structure are based on a formula taking into account years of membership and remuneration levels. The benefits provided by the defined contribution structure are determined by accumulated contributions and returns on investments.

The Fund is governed by the Pension Funds Act, 1956, which requires that an actuarial valuation be carried out at least every three years. The most recent valuation of the Fund was effected on 1 April 1999 and confirmed that the Fund was in a sound financial position.

Liabilities in respect of the defined benefit structure are calculated based on assumptions regarding the expected experience in respect of death, withdrawals, early retirement, family statistics, rate of increase in pensionable remuneration and medical subsidies, administration costs and the expected yield on the assets.

The most recent valuation of the Fund was, consistent with previous valuations, performed using a projected benefit method in respect of the defined benefit structure, and confirmed that the fair value of the assets in respect of the defined benefit structure of the fund, amounting to R2 621 million, exceeded the value of the actuarially determined liabilities, amounting to R2 094 million, of this structure by R527 million (1999: R653 million).

Current contribution levels are also considered to be adequate to meet future obligations.

The next actuarial valuation of the Fund, as at 1 April 2000, will be carried out during 2000.

30. POST-RETIREMENT MEDICAL AID CONTRIBUTIONS

The Group has no commitments in respect of medical aid contributions of pensioners that retired after 31 March 1996. Future liabilities in respect of pensioners that retired prior to 1 April 1996 have been provided for in the Absa Group Pension Fund.

31. COMPARATIVE FIGURES

Comparative figures have been regrouped where necessary.

COMPANY 2000 Rm	COMPANY 1999 Rm		Note	GROUP 2000 Rm	GROUP 1999 Rm
		Cash retained from operating activities			
659	512	Cash receipts from customers	1	**27 361**	32 488
(7)	(5)	Cash paid to customers, employees and suppliers	2	**(23 000)**	(28 017)
652	507	Cash available from operating activities		**4 361**	4 471
(354)	(578)	Dividends paid	3	**(354)**	(578)
298	(71)	**Net cash inflow/(outflow) from operating activities**		**4 007**	3 893
984	(2)	**Net increase/(decrease) in operating funds**		**(1 714)**	(2 614)
(2)	(4)	Increase in income-earning funds and other debtors	4	**(9 303)**	(16 509)
986	2	Increase in deposits and other creditors and provisions	5	**7 589**	13 895
(4)	(7)	**Taxation paid**	6	**(348)**	(641)
(1 174)	52	**Cash (utilised in)/generated from investing activities**		**(1 799)**	(892)
		Capital expenditure on:			
		Freehold property		**(177)**	(171)
		Computer equipment and systems		**(440)**	(400)
		Furniture, other equipment and vehicles		**(359)**	(263)
		Proceeds on disposal of:			
		Freehold property		**71**	—
		Computer equipment and systems		**13**	—
		Furniture, other equipment and vehicles		**4**	60
(1 139)	160	Investment in subsidiary companies	7	**(1 022)**	(35)
(11)	(96)	Investment in shares in associated companies		**(13)**	(101)
(24)	(13)	Investment in shares		**(508)**	(494)
		Proceeds on disposal of investments		**592**	467
		Proceeds on disposal of associated companies		**—**	20
—	1	Dividends received from associated companies		**40**	25
		Cash flows from financing activities		**750**	250
		Proceeds on issue of debentures and notes		**750**	250
		Effects of exchange rate changes on cash and cash equivalents		**(2)**	128
104	(28)	**Increase/(decrease) in cash and cash equivalents**		**894**	124
—	28	**Cash and short-term assets at the beginning of the year**		**5 663**	5 539
104	—	**Cash and short-term assets at the end of the year**		**6 557**	5 663

COMPANY 2000 Rm	COMPANY 1999 Rm			GROUP 2000 Rm	GROUP 1999 Rm
		1.	**CASH RECEIPTS FROM CUSTOMERS**		
131	128		Interest income	**22 708**	28 124
(127)	(109)		Writing up of dated securities	**(127)**	(109)
			Fees and commission income	**3 204**	2 657
655	493		Trading and other income	**1 576**	1 816
659	512			**27 361**	32 488
		2.	**CASH PAID TO CUSTOMERS, EMPLOYEES AND SUPPLIERS**		
			Interest expense	**15 843**	21 336
			Staff costs	**3 880**	3 626
7	5		Other payments	**3 277**	3 055
7	5			**23 000**	28 017
		3.	**DIVIDENDS PAID**		
95	340		Amounts unpaid at the beginning of the year	**95**	340
638	333		Income statement charge	**638**	333
(379)	(95)		Amounts unpaid at the end of the year	**(379)**	(95)
354	578			**354**	578
		4.	**INCREASE IN INCOME-EARNING FUNDS AND OTHER DEBTORS**		
			Advances and other accounts	**9 488**	13 147
			Government and public sector securities	**1 603**	1 849
2	4		Debtors	**279**	(809)
			Other short-term securities	**(2 067)**	2 322
2	4			**9 303**	16 509
		5.	**INCREASE IN DEPOSITS AND OTHER CREDITORS AND PROVISIONS**		
			Deposits	**6 770**	12 872
			Insurance funds	**235**	(200)
986	2		Creditors and other liabilities	**584**	1 223
986	2			**7 589**	13 895
		6.	**TAXATION PAID**		
128	106		Amounts unpaid at the beginning of the year	**1 523**	1 390
128	106		Other liabilities	**1 649**	1 451
			Other assets	**(126)**	(61)
39	29		Income statement charge	**615**	774
(163)	(128)		Amounts unpaid at end of the year	**(1 790)**	(1 523)
(163)	(128)		Other liabilities	**(1 843)**	(1 649)
			Other assets	**53**	126
4	7			**348**	641
		7.	**INVESTMENT SUBSIDIARY COMPANIES**		
(481)	160		Investment in shares	**(364)**	—
(658)	—		Goodwill on acquisition of subsidiary companies	**(658)**	(35)
(1 139)	160			**(1 022)**	(35)

Annexure A

Name	Issued capital Rm	Direct holding %	Shares at book value 2000 Rm	Shares at book value 1999 Rm	Net indebtedness 2000 Rm	Net indebtedness 1999 Rm
SUBSIDIARY COMPANIES						
Banking related						
ABSA Bank Limited and its major divisions/subsidiaries	270	100	**2 443**	2 443	**1 686**	1 840
Retail banking						
Commercial Bank						
Bankfin						
ABSA Credit Card						
ABSA Direct						
Private Bank						
Wholesale banking						
ABSA Corporate Bank						
ABSA Bank London						
ABSA Bank Singapore						
Bankhaus Wölbern & Co (Germany)						
ABSA Asia Limited (Hong Kong)						
MLS Bank Limited	30	100	**57**	57	**46**	35
ABSA Manx Holdings Limited (Isle of Man)	0	100	**3**	3		
ABSA Securities (Proprietary) Limited	0	100	**2**	2	**16**	4
ABSA Asset Management Limited	0	100	**0**	0		
Unibank Investment Holdings Limited	22	51	**364**		**418**	
Financial services and insurance						
ABSA Financial Services Limited and its major subsidiaries	0	100	**118**	118	**165**	75
Absa Insurance Company Limited						
Absa Life Limited						
Absa Brokers (Proprietary) Limited						
Absa Trust Limited						
Absa Consultants and Actuaries (Proprietary) Limited						
Absa Fund Managers Limited						
Absa Financial Services Holdings (Jersey) Limited (82,5%)						
Absa Syndicate Investments Holdings Limited (United Kingdom)						
Absa Investment Management Services (Proprietary) Limited						
Property development and other interests						
Absa Development Company Holdings (Proprietary) Limited	0	100	**23**	23		
Cutfin (Proprietary) Limited	10	100	**10**	10	**909**	834
Subsidiaries' aggregate profits and losses after taxation						
Aggregate profits after taxation			**1 922**	1 885		
Aggregate losses after taxation			**(64)**	(72)		
ASSOCIATED COMPANIES						
Commercial Bank of Zimbabwe Limited (Zimbabwe) Year-end 31 December	17	26	**28**	27		
Bank Windhoek Holdings Limited (Namibia)	5	36	**41**	22		
MEEG Bank Holdings Limited	42	39	**28**	28	**13**	13
Global Access Telecommunications Services (SA) (Proprietary) Limited Year-end 30 June	0	40	**3**	—	**11**	13

Details are given only in respect of companies that are material to the proper appreciation of the affairs of the Group.
All companies are registered in South Africa unless otherwise indicated.
The year-ends of all subsidiaries and associated companies are the same as that of Absa Group Limited, unless otherwise indicated.

Annexure B

In terms of the rules of the ABSA Group Limited Share Incentive Scheme ("the Scheme"), the maximum number of shares of the Company which may be issued or transferred and/or in respect of which options may be granted to participants shall be limited to shares representing 7,5% (1999: 5,0%) of the total number of issued shares from time to time, excluding shares repurchased by the Trustees, shares in respect of which options have been exercised, cancelled or have lapsed, and Scheme shares released to participants.

	2000	1999
	Number of shares	
Shares and options subject to the Scheme at the beginning of the year		
Scheme shares issued	**2 285 245**	1 861 001
Options granted	**21 508 978**	20 381 116
	23 794 223	22 242 117
Scheme shares issued and options granted during the year	**9 353 632**	6 426 328
	33 147 855	28 668 445
Options exercised and implemented, options cancelled and Scheme shares released or repurchased by the Trustees in terms of the rules of the Scheme	**(4 900 965)**	(4 874 222)
Shares and options subject to the Scheme at the end of the year	**28 246 890**	23 794 223
Comprising		
Scheme shares issued	**2 028 483**	2 285 245
Options granted	**26 218 407**	21 508 978
	28 246 890	23 794 223

	% of total issued shares	**Number of shares**	% of total issued shares	Number of shares
Maximum number of shares and options available for the Scheme	**7,5**	**48 227 164**	5,0	31 771 367
Shares and options subject to the Scheme	**(4,4)**	**(28 246 890)**	(3,7)	(23 794 223)
Balance of shares and options available for purposes of the Scheme	**3,1**	**19 980 274**	1,3	7 977 144

Details regarding the options outstanding at 31 March 2000 are as follows:

Expiry date*	**Number of options**	**Average option price** R
Year to 31 March 2001	8 401	6,35
Year to 31 March 2002	161 000	10,53
Year to 31 March 2004	1 022 212	9,94
Year to 31 March 2005	1 373 276	11,05
Year to 31 March 2006	2 244 901	14.23
Year to 31 March 2007	3 734 787	20,78
Year to 31 March 2008	3 740 019	30,67
Year to 31 March 2009	4 999 987	18,56
Year to 31 March 2010	8 933 824	27,71
	26 218 407	22,57

**Options are implementable at least 5 years before expiry date*

Annexure C

The subsidiary company not dealt with in the consolidated Group annual financial statements (alternative disclosure in terms of section 289(1)(b) of the Companies Act 61 of 1973).

Reason for non-consolidation of UniFer Holdings Limited (formerly Unibank Investments Holdings Limited)

The consolidated annual financial statements set out on pages 61 to 95 include the financial results and financial position of all the major subsidiaries of the Group except the UniFer Group.

The Group acquired a 51% shareholding in the UniFer Group with effect from midnight on 31 March 2000. Although certain formalities regarding this acquisition still need to be finalised, effective control of the UniFer Group vested with the Group at the date of the approval of the financial statements.

The directors are of the opinion that the most appropriate way to prepare consolidated annual financial statements is not to consolidate the assets and liabilities of the UniFer Group in the Group balance sheet, but to provide a consolidated balance sheet as a separate statement in this annexure. Notes to this consolidated balance sheet are not provided because the assets and liabilities of the UniFer Group are not considered material to the Absa Group.

Consolidation of the results of UniFer Group will not have an effect on the financial results of the Group as reflected in the income statement for the year ended 31 March 2000 as the effective date of the acquisition was 31 March 2000. Accordingly no consolidated income statement and cash flow statement are provided in this annexure.

Investment in the UniFer Group

Absa Group Limited acquired its shareholding in the UniFer Group for R990 million, which exceeded the fair value of the assets acquired by R626 million. The net investment in the UniFer Group of R364 million is reflected in Absa Group Limited's balance sheet under subsidiary companies and in note 9 to the annual financial statements.

Financial position

The effect of consolidating the balance sheet of the UniFer Group with that of the Group is as follows:

GROUP BALANCE SHEET AT 31 MARCH 2000

	Absa Group Rm	UniFer Group Rm	Absa Group including the UniFer Group Rm
ASSETS			
Cash and short-term assets	6 557	323	6 880
Short-term money market assets	4 395	192	4 587
Government and public sector securities	11 687	—	11 687
Advances	144 824	3 260	148 084
Other assets	2 484	144	2 628
Investments	2 835	13	2 848
Subsidiary companies	364	(364)	—
Associated companies	281	—	281
Property and equipment	2 916	42	2 958
Client liabilities under acceptances	1 118	—	1 118
Total assets	177 461	3 610	181 071
LIABILITIES			
Deposits and current accounts	153 541	—	153 541
Deferred taxation	1 759	(76)	1 683
Other liabilities	5 647	3 241	8 888
Insurance funds	972	—	972
Subordinated debt	2 591	16	2 607
Outside shareholders' interest	—	429	429
Liabilities to clients under acceptances	1 118	—	1 118
Total liabilities	165 628	3 610	169 238
SHAREHOLDERS' FUNDS			
Share capital	1 286	—	1 286
Share premium	1 532	—	1 532
Reserves	9 015	—	9 015
Shareholders' funds	11 833	—	11 833
Total liabilities and shareholders' funds	177 461	3 610	181 071
Contingencies	11 471	—	11 471

HEADLINE EARNINGS BY BUSINESS ACTIVITY

for the year ended 31 March

1999 Rm	1999 %		2000 Rm	2000 %
1 061	53,9	Retail banking	947	47,6
481	24,4	Wholesale banking	538	27,1
1 542	78,3	**Total banking**	**1 485**	**74,7**
360	18,3	Insurance and financial services	515	25,9
66	3,4	Other	(12)	(0,6)
1 968	100,0		1 988	100,0

VALUE ADDED STATEMENT

for the year ended 31 March

1999 Rm	1999 %		2000 Rm	2000 %
		VALUE ADDED		
6 788	99,0	Net interest income	6 865	103,5
4 644	67,8	Other income	5 317	80,1
(4 578)	(66,8)	Other operating expenditure	(5 548)	(83,6)
6 854	100,0		6 634	100,0
		VALUE ALLOCATED		
		To employees		
3 626	52,9	Staff costs	3 880	58,5
774	11,3	*To government*	615	9,3
575	8,4	Direct taxation	384	5,8
199	2,9	Indirect taxation	231	3,5
		To shareholders		
333	4,9	Cash dividends	638	9,6
2 121	30,9	*To retention for expansion and growth*	1 501	22,6
542	7,9	Depreciation	582	8,8
1 579	23,0	Retained income for year	919	13,8
6 854	100,0		6 634	100,0

Retail Banking

	Commercial Bank*		Bankfin		MLS Bank	
	2000 Rm	1999 Rm	**2000 Rm**	1999 Rm	**2000 Rm**	1999 Rm
Total assets	**98 904**	95 759	**21 630**	20 228	**3 309**	3 078
Advances	**87 123**	84 614	**19 227**	17 786	**2 916**	2 738
Operating income	**7 937**	7 569	**1 149**	1 252	**116**	130
Bad and doubtful advances	**(1 092)**	(1 048)	**(223)**	(204)	**(10)**	(12)
Operating expenditure	**(5 796)**	(5 355)	**(634)**	(578)	**(34)**	(30)
Net income before taxation	**1 049**	1 166	**292**	470	**72**	88
Taxation	**(366)**	(475)	**(78)**	(159)	**(22)**	(29)
Net income	**683**	691	**214**	311	**50**	59
Return on average assets excluding acceptances (%)	**0,71**	0,75	**1,02**	1,64	**1,57**	1,99
Return on average equity (%)	**20,15**	27,74	**14,33**	21,84	**22,56**	24,95
Cost-to-income ratio (%)	**73,02**	70,75	**55,18**	46,17	**29,31**	23,08
Staff complement	**24 218**	23 945	**2 531**	2 586	**118**	115

COMMERCIAL BANK

	2000 Rm	1999 Rm
Advances		
Commercial Bank	**84 243**	82 642
Card	**2 012**	1 774
Mass Market	**504**	44
Absa Private Bank	**364**	154
	87 123	84 614

	2000 Rm	1999 Rm
Deposits		
Commercial Bank	**60 941**	59 124
Card	**1 521**	890
Mass Market	**—**	1
Absa Private Bank	**277**	109
	62 739	60 124

ANALYSIS OF RETAIL BANKING CONTRIBUTION TO HEADLINE EARNINGS

	2000 Rm	1999 Rm
Commercial Bank	**683**	691
Bankfin	**214**	311
MLS Bank	**50**	59
Total retail banking	**947**	1 061

Notes

** Includes Absa Commercial Bank, Credit Card, Mass Market, Absa Direct, Absa Private Bank and ALLPAY.*

– Return on average equity of divisions is based on shareholders' funds allocated on equivalent basis to Banks Act requirements.

– Operating expenditure includes appropriate charges for support and other head office costs.

Wholesale Banking

	Corporate Bank		International Operations		Other	
	2000	1999	2000	1999	2000	1999
	Rm	Rm	Rm	Rm	Rm	Rm
Total assets	**89 467**	29 850	**12 257**	11 146	**1 746**	1 937
Advances	**26 757**	22 377	**5 582**	5 884	**1 681**	1 741
Operating income	**1 483**	1 024	**385**	353	**5**	56
Bad and doubtful advances	**(282)**	15	**(57)**	(140)	**(1)**	(1)
Operating expenditure	**(621)**	(512)	**(216)**	(225)	**(9)**	(47)
Net income before taxation	**580**	527	**112**	(12)	**(5)**	8
Taxation	**(149)**	(38)	**(12)**	(12)	**12**	8
Net income	**431**	489	**100**	(24)	**7**	16
Return on average assets excluding acceptances (%)	**0,74**	1,85	**0,85**	(0,06)	**0,38**	0,86
Return on average equity (%)	**21,65**	32,39	**n/a**	n/a	**5,26**	13,50
Cost-to-income ratio (%)	**41,87**	50,00	**56,10**	63,74	**›100,0**	83,93
Staff complement	**1 453**	902	**231**	207	**10**	101

Notes

– Return on average equity of divisions is based on shareholders' funds allocated on an equivalent basis to Banks Act requirements.

– Operating expenditure includes appropriate charges for support and other head office costs.

	2000 Rm	1999 Rm
Summarised income statement		
Net broking commission	**161**	151
Income on investments	**391**	241
Net insurance underwriting surplus	**117**	144
Net life surplus	**98**	81
Excess of income over outgo	**261**	132
Transfer to life fund	**(163)**	(51)
Trust and estate income	**216**	198
Other fees	**147**	105
Operating income	**1 130**	920
Operating expenses	**(577)**	(494)
Net income before taxation	**553**	426
Taxation	**(38)**	(66)
Net income after taxation	**515**	360
Goodwill written off on acquisition of foreign subsidiary	**—**	(34)
Attributable income	**515**	326
Summarised balance sheet		
Funds employed		
Shareholder's funds	**1 536**	1 218
Insurance funds	**972**	823
Other liabilities and taxation	**1 134**	692
	3 642	2 733
Employment of funds		
Stocks, money market assets and investments	**3 240**	2 479
Mortgage bond participation stock	**29**	23
Other assets	**373**	231
	3 642	2 733
Funds under management		
Trust activities	**22 903**	18 661
Participation bond schemes	**688**	720
Unit trusts	**9 563**	6 941
	33 154	26 322
Staff complement	**Number**	Number
Salaried employees	**2 080**	2 187
Commission-earning employees	**814**	862
	2 894	3 049

1999 Average balance Rm	1999 Average rate %	1999 Interest income/expense Rm		2000 Average balance Rm	2000 Average rate %	2000 Interest income/expense Rm
			ASSETS			
			Liquid assets			
5 300	11,32	600	Cash and short-term assets	**6 023**	**4,88**	**294**
5 206	16,52	860	Short-term money market assets	**5 283**	**9,22**	**487**
9 817	13,57	1 332	Government and public sector securities	**10 947**	**15,26**	**1 671**
20 323	13,74	2 792		**22 253**	**11,02**	**2 452**
			Other assets			
2 498			Investment and trading securities*	**2 845**		
131 796	19,22	25 332	Advances	**141 678**	**14,30**	**20 256**
2 207			Other assets	**2 525**		
156 824	17,93	28 124	**Interest-earning assets**	**169 301**	**13,41**	**22 708**
235			**Associated companies**	**250**		
2 426			**Property and equipment**	**2 868**		
159 485	17,64	28 124		**172 419**	**13,18**	**22 708**
			LIABILITIES AND SHAREHOLDERS' FUNDS			
			Liabilities			
140 522	14,98	21 054	Deposits and current accounts	**152 547**	**10,19**	**15 550**
4 731			Other liabilities	**4 838**		
145 253	14,49	21 054		**157 385**	**9,88**	**15 550**
590			**Deferred taxation**	**560**		
145 843	14,44	21 054		**157 945**	**9,85**	**15 550**
872			**Insurance funds**	**898**		
			Debentures and long-term liabilities			
973	15,01	146	Convertible loan	**854**	**14,99**	**128**
887	15,33	136	Subordinated debt	**1 114**	**14,81**	**165**
148 575	14,36	21 336	**Interest-bearing liabilities**	**160 811**	**9,85**	**15 843**
			Shareholders' funds			
3 476			Share capital and premium	**3 476**		
7 434			Reserves	**8 132**		
159 485	13,38	21 336		**172 419**	**9,19**	**15 843**
	4,26		**Net interest margin**		**3,99**	

Notes

The average balance sheets are calculated on a daily average basis.

**Returns on investment and trading securities are reflected in non-interest income.*

	31 March 2000				
	ZAR Rm	GBP Rm	Euro Rm	Other Rm	Total Rm
ASSETS					
Cash and short-term assets	4 729	672	586	570	6 557
Short-term money market assets	3 139	1 134	—	122	4 395
Government and public sector securities	9 918	1 362	114	293	11 687
Advances	137 934	2 718	1 164	3 008	144 824
Other assets	2 310	40	36	98	2 484
Investments and subsidiaries	2 934	—	8	257	3 199
Associated companies	281	—	—	—	281
Property and equipment	2 874	12	13	17	2 916
Client liabilities under acceptances	990	5	—	123	1 118
Total assets	165 109	5 943	1 921	4 488	177 461
LIABILITIES					
Deposits and current accounts	142 872	5 712	1 699	3 258	153 541
Deferred taxation	1 759	—	—	—	1 759
Other liabilities	5 233	172	76	166	5 647
Insurance funds	972	—	—	—	972
Subordinated debt	2 591	—	—	—	2 591
Liabilities to clients under acceptances	990	5	—	123	1 118
Total liabilities	154 417	5 889	1 775	3 547	165 628
Shareholders' funds	11 235	157	116	325	11 833
Total liabilities and shareholders' funds	165 652	6 046	1 891	3 872	177 461

	31 March 1999				
	ZAR Rm	GBP Rm	Euro Rm	Other Rm	Total Rm
ASSETS					
Cash and short-term assets	3 984	733	596	350	5 663
Short-term money market assets	5 048	1 330	—	84	6 462
Government and public sector securities	8 450	1 379	58	197	10 084
Advances	129 503	2 819	1 319	3 966	137 607
Other assets	2 123	78	25	52	2 278
Investments and subsidiaries	2 130	(1)	6	337	2 472
Associated companies	225	—	—	—	225
Property and equipment	2 518	11	18	13	2 560
Client liabilities under acceptances	1 154	14	—	218	1 386
Total assets	155 135	6 363	2 022	5 217	168 737
LIABILITIES					
Deposits and current accounts	135 095	5 162	1 874	4 640	146 771
Deferred taxation	1 539	—	—	—	1 539
Other liabilities	4 622	36	64	83	4 805
Insurance funds	823	—	—	—	823
Subordinated debt	1 968	—	—	—	1 968
Liabilities to clients under acceptances	1 154	14	—	218	1 386
Total liabilities	145 201	5 212	1 938	4 941	157 292
Shareholders' funds	11 034	83	90	238	11 445
Total liabilities and shareholders' funds	156 235	5 295	2 028	5 179	168 737

Note

Balance sheets of offshore subsidiaries/branches/representative offices, were translated at the appropriate exchange rate at year-end as set out in note 27 of the annual financial statements.

FIVE-YEAR SUMMARY OF THE CONSOLIDATED BALANCE SHEETS

at 31 March

	2000 US$m	5-Year CAGR# %	2000 Rm	1999 Rm	1998 Rm	1997 Rm	1996 Rm
ASSETS							
Cash and short-term assets	**998**	**16,4**	**6 557**	5 663	5 539	6 803	3 683
Short-term money market assets	**669**	**18,3**	**4 395**	6 462	4 140	4 518	3 133
Government and public sector securities	**1 779**	**20,8**	**11 687**	10 084	8 235	7 885	5 384
Advances	**22 043**	**11,8**	**144 824**	137 607	125 920	108 305	96 189
Mortgages	**9 885**	**8,7**	**64 947**	62 428	58 845	55 338	49 584
Instalment finance and personal loans	**3 988**	**10,8**	**26 203**	24 746	23 756	21 861	19 727
Retail overdrafts and credit cards	**2 760**	**9,1**	**18 130**	18 123	16 406	14 931	12 985
Foreign currency loans	**1 657**	**11,1**	**10 889**	11 226	9 446	7 128	6 550
Other	**4 320**	**28,8**	**28 385**	23 992	19 901	11 449	9 595
	22 610	**11,9**	**148 554**	140 515	128 354	110 707	98 441
Provisions for doubtful advances	**(567)**	**13,8**	**(3 730)**	(2 908)	(2 434)	(2 402)	(2 252)
Other assets	**378**	**9,6**	**2 484**	2 278	3 022	1 989	1 423
Investments and subsidiaries	**487**	**19,3**	**3 199**	2 472	2 320	1 717	1 656
Associated companies	**43**	**(4,1)**	**281**	225	151	119	90
Property and equipment	**444**	**10,1**	**2 916**	2 560	2 328	2 161	2 258
Client liabilities under acceptances	**170**	**(9,5)**	**1 118**	1 386	1 166	973	869
Total assets	**27 011**	**12,3**	**177 461**	168 737	152 821	134 470	114 685
LIABILITIES							
Deposits and current accounts	**23 370**	**11,9**	**153 541**	146 771	133 899	119 499	101 950
Deferred taxation	**268**	**45,5**	**1 759**	1 539	1 364	931	569
Other liabilities	**860**	**19,1**	**5 647**	4 805	3 804	3 052	2 591
Insurance funds	**148**	**11,5**	**972**	823	922	801	729
Subordinated debt	**394**	**27,6**	**2 591**	1 968	1 827	1 122	1 206
Liabilities to clients under acceptances	**170**	**(9,5)**	**1 118**	1 386	1 166	973	869
Total liabilities	**25 210**	**12,1**	**165 628**	157 292	142 982	126 378	107 914
Shareholders' funds	**1 801**	**15,7**	**11 833**	11 445	9 839	8 092	6 771
Total liabilities and shareholders' funds	**27 011**	**12,3**	**177 461**	168 737	152 821	134 470	114 685
Contingencies	**1 746**	**18,8**	**11 471**	13 735	7 471	7 323	5 181

Notes

Rand/US dollar exchange rate at 31 March 2000 of R6,57 was used.

 # 5-Year CAGR: Compounded annual growth rate with 1995 as base.

ABSA

FIVE-YEAR SUMMARY OF THE CONSOLIDATED INCOME STATEMENTS

for the year ended 31 March

	2000 US$m	5-Year CAGR# %	2000 Rm	1999 Rm	1998 Rm	1997 Rm	1996 Rm
Interest income	**3 456**	**13,2**	**22 708**	28 124	23 116	20 644	16 472
Interest expense	**(2 411)**	**14,1**	**(15 843)**	(21 336)	(16 992)	(15 291)	(11 823)
Net interest income	**1 045**	**11,1**	**6 865**	6 788	6 124	5 353	4 649
Charge for bad and doubtful advances	**(260)**	**28,4**	**(1 707)**	(1 460)	(1 003)	(766)	(538)
Net income from lending activities	**785**	**7,6**	**5 158**	5 328	5 121	4 587	4 111
Non-interest income	**809**	**21,9**	**5 317**	4 623	3 879	3 150	2 406
Operating income	**1 594**	**13,6**	**10 475**	9 951	9 000	7 737	6 517
Operating expenditure	**(1 178)**	**12,8**	**(7 739)**	(7 223)	(6 546)	(5 710)	(4 898)
Net income before exceptional items	**416**	**15,8**	**2 736**	2 728	2 454	2 027	1 619
Exceptional items	**(86)**	**—**	**(564)**	(63)	(94)	—	131
Net income before taxation	**330**	**9,8**	**2 172**	2 665	2 360	2 027	1 750
Taxation	**(93)**	**(0,5)**	**(615)**	(774)	(780)	(729)	(646)
Net income after taxation	**237**	**16,4**	**1 557**	1 891	1 580	1 298	1 104
Share of associated companies' retained income	**5**	**8,4**	**36**	14	18	21	26
Net income attributable to shareholders	**242**	**16,1**	**1 593**	1 905	1 598	1 319	1 130
Exceptional items (after tax)	**60**	**—**	**395**	63	94	—	(104)
Headline earnings	**302**	**20,8**	**1 988**	1 968	1 692	1 319	1 026
SELECTED RATIOS							
Headline earnings per share (cents)	**47,2**	**17,8**	**310,3**	309,7	271,3	222,2	178,0
Earnings per share (cents)	**37,8**	**13,3**	**248,6**	299,8	256,2	222,2	196,1
Return on average shareholders' funds (%)*			**17,1**	18,5	18,9	17,7	16,4
Return on average assets excluding acceptances (%)*			**1,2**	1,2	1,2	1,1	1,0
Cost-to-income ratio	**63,5**		**63,5**	63,3	65,4	67,2	69,4
Net asset value per share (cents)	**280,1**		**1 840,2**	1 801,2	1 548,4	1 341,8	1 157,2
Dividends per share (cents)	**14,7**		**96,5**	96,5	86,0	72,0	59,0
Dividend cover (times)**	**3,2**		**3,2**	3,2	3,2	3,1	3,0

Notes

Rand/US dollar exchange rate at 31 March 2000 of R6,57 was used.

* *Ratios calculated using headline earnings.*

** *Dividend cover is calculated using headline earnings per share and dividend per share.*

\# *5-Year CAGR: Compounded annual growth rate with 1995 as base.*

SHAREHOLDERS' INFORMATION
at 31 March 2000

	Shareholders		Shares held	
	Number	%	Number	%
Spread of shareholding				
1 – 10 000	67 387	98,9	49 683 250	7,7
10 001 – 100 000	720	1,1	14 465 365	2,2
100 001 – 500 000	28	0,0	6 579 317	1,0
500 001 and over	24	0,0	572 300 923	89,1
	68 159	100,0	643 028 855	100,0
Analysis of shareholding				
Sanlam Limited and associates	2	0,0	156 610 764	24,4
Universa (Proprietary) Limited and its shareholders	4	0,0	154 370 141	24,0
Standard Bank Nominees (Tvl) (Proprietary) Limited	3	0,0	119 236 359	18,6
Old Mutual Life Assurance Company South Africa Limited and associates	3	0,0	54 044 877	8,4
FirstRand Limited and its subsidiaries	5	0,0	33 655 303	5,2
Other corporate bodies	1 247	1,9	65 144 637	10,1
Individuals	66 895	98,1	59 966 774	9,3
	68 159	100,0	643 028 855	100,0
Public and non-public shareholders				
Public			322 463 690	50,1
Non-public			320 565 165	49,9
			643 028 855	100,0

PERFORMANCE ON THE JOHANNESBURG STOCK EXCHANGE
31 March

	2000	1999
Number of shares in issue	**643 028 855**	635 427 346
Market prices (cents per share):		
Closing	**2 390**	2 950
High	**3 760**	5 130
Low	**2 020**	1 500
Weighted average	**2 853**	3 009
Closing price/net asset value per share	**1,3**	1,6
Closing price/earnings	**7,7**	9,6
Volume of shares traded (millions)	**244,8**	210,9
Value of shares traded (R millions)	**6 984,8**	6 345,1
Market capitalisation (R millions)	**15 368,4**	18 745,1

Absa Group Limited ("the Company")

Notice is hereby given that the fourteenth annual general meeting of shareholders will be held in the P W Sceales Auditorium, Absa Towers, 160 Main Street, Johannesburg, on Friday, 25 August 2000 at 11:45.

Agenda

1. To consider and adopt the Group and Company financial statements for the year ended 31 March 2000.
2. To approve the remuneration of the directors for the past financial year.
3. To re-elect retiring directors by a single resolution.
4. To elect directors in place of Messrs E R Bosman, L Boyd, D C Brink, B P Connellan, M H Daling and Dr D C Cronjé who retire by rotation, but being eligible, offer themselves for re-election.[1]
5. To confirm the appointment of Mr H L Shill as a director of the Company.[1]
6. To renew the general authority granted to the directors on 27 August 1999 in terms of which the authorised but unissued share capital of the Company be placed under the control of the directors of the Company subject to the provisions of Sections 221 and 222 of the Companies Act No. 61 of 1973, as amended, and the Listings Requirements of the Johannesburg Stock Exchange ("JSE").
7. In order to provide the directors with flexibility to issue the unissued ordinary shares for cash as and when suitable situations arise, to consider and if deemed fit, to pass, with or without modification, the following Ordinary Resolution:

   "Resolved that, the directors be authorised, until this authority lapses at the next annual general meeting of the Company, unless it is then renewed at that annual general meeting of the Company and provided that the authority shall not extend beyond 15 (fifteen) months of the original approval, to allot and issue any ordinary shares for cash, subject to the Listings Requirements of the Johannesburg Stock Exchange ("JSE") and to any other restrictions set out in the mandate on the following basis:

(a) the allotment and issue of the ordinary shares must be made to persons qualifying as public shareholders as defined in the Listings Requirements of the JSE;

(b) the number of ordinary shares issued for cash shall not in the aggregate in any one financial year exceed 10% (ten percent) of the Company's issued ordinary share capital, provided that such issues shall not in the aggregate in any 36 (thirty-six) month period (each of which commences on the first day of the financial year of the Company) exceed 15% (fifteen percent) of the Company's issued ordinary share capital. The number of ordinary shares which may be issued shall be based on the number of ordinary shares in issue at the date of such application less any ordinary shares issued during the then current financial year or then current and preceding 2 (two) financial years (as applicable) provided that any ordinary shares to be issued pursuant to a rights issue (announced and irrevocable and underwritten) or acquisition (concluded up to the date of application) may be included as though they were shares in issue at the date of application;

(c) the maximum discount at which ordinary shares may be issued is 10% (ten percent) of the weighted average traded price on the JSE of those shares over the 30 (thirty) days prior to the date that the price of the issue is determined or agreed by the directors of the Company;

(d) after the Company has issued ordinary shares for cash which represent, on a cumulative basis within a financial year, 5% (five percent) or more of the number of ordinary shares in issue prior to that issue, the Company shall publish an announcement containing full details of the issue, including the effect of the issue on net asset value and earnings per share."

As more than 35% of the Company's issued ordinary shares are held by public shareholders (as defined in the Listings Requirements of the JSE), a 75% majority of the votes cast by shareholders present or represented by proxy at this meeting is required for this resolution to become effective as the resolution entails the waiver of pre-emptive rights.

8. To consider and if deemed fit, to pass, with or without modification, an amendment of the existing Article 18*bis* of the Articles of Association of the Company set out below as Special Resolution Number 1.

   "Resolved that, the Articles of Association of the Company be and they are hereby amended by the insertion of the following words: *"prior written approval of the Registrar of Banks and"* before the words *"the Listings Requirements from time to time of the Johannesburg Stock Exchange"* in Article 18*bis*.

   The **reason** for the special resolution is to amend the Company's Articles of Association so as to provide that the prior written approval of the Registrar of Banks is required for the Company to acquire its own shares. The **effect** of the special resolution will be to amend the Articles of Association of the Company in the aforesaid manner.

9. To renew the general authority to permit the Company to acquire its own shares. Accordingly, to consider and if deemed fit, to pass, with or without modification, the following resolution as Special Resolution Number 2.

   "Resolved that, subject to Special Resolution No 1 being registered by the Registrar of Companies, the Company or any subsidiary of the company may, subject to the Statutes and the Listings Requirements from time to time of the Johannesburg Stock Exchange ("the JSE") and any other stock exchange upon which the shares of the Company may be quoted or listed from time to time, acquire shares issued by the Company, provided that this authority shall be valid only until the next annual general meeting of the Company and may be varied by special resolution by any general meeting of the Company at any time prior to the next annual general meeting."

   Pursuant to the above, the following additional information, required in terms of the Listings Requirements of the JSE is submitted:

   It is recorded that the Company may only make a general repurchase of securities if:

   (a) the repurchase of securities is implemented on the JSE ("open market");

   (b) the Company is authorised thereto by its Articles of Association;

   (c) the Company is authorised by its shareholders in terms of a special resolution of the Company in general meeting which authorisation shall be valid only until the next annual general meeting, provided that it shall not extend beyond 15 months from the date of the resolution;

   (d) the general repurchase is limited to a maximum of 10% of the Company's issued share capital of that class at the time the authority is granted;

   (e) repurchases must not be made at a price more than 5% above the weighted average of the market value for the securities for the 5 business days immediately preceding the date of repurchase; and

   (f) a paid press announcement containing full details of such acquisition is published as soon as the Company has acquired shares constituting, on a cumulative basis, 3% of the number of shares in issue prior to the acquisition.

The directors of the Company are of the opinion that, after considering the effects of a repurchase of 10% of the Company's issued share capital:

- the Company would be able in the ordinary course of business to repay its debts for a period of 12 months after the date of the notice of annual general meeting;
- the consolidated assets of the Company, fairly valued in accordance with generally accepted accounting practice, would be in excess of the Company's consolidated liabilities; and
- the Company's ordinary capital reserves and working capital would be adequate for a period of 12 months after the date of the notice of annual general meeting.

In terms of the Listings Requirements of the JSE, the maximum number of shares that can be repurchased amounts to 64 854 675 shares (10% of the 648 546 749 shares currently in issue). This authority shall extend from the date of this annual general meeting to the following annual general meeting.

The **reason** for passing the special resolution is to enable the Company or any of its subsidiaries, by way of a general authority from shareholders subject to Special Resolution No 1 being registered by the Registrar of Companies, to acquire shares issued by the Company. The **effect** of the special resolution once registered, will be to permit the Company or any of its subsidiaries to acquire such shares in terms of the Companies Act.

10. To consider and if deemed fit, to pass, with or without modification, an amendment of the existing Article 79.3 of the Articles of Association of the Company set out below as Special Resolution number 3.

"Resolved that, the Articles of Association of the Company be and are hereby amended by the deletion in its entirety of Article 79.3 and the insertion of a new Article 79.3 to read as follows:

"79.3 Without in any way limiting or restricting the general powers of the directors, the directors are hereby authorised to make payments to its members (or any of its members) subject to:

79.3.1 the provisions of the Act, the Banks Act, 94 of 1990 (formerly the Deposit-taking Institutions Act) and every other statute or ordinance from time to time in force concerning companies and affecting the company and, in particular section 90 of the Act;

79.3.2 in the case of any payment by the Company for the acquisition of its own shares as contemplated in section 85 of the Act, the prior written approval of the Registrar of Banks."

The **reason** for the special resolution is to amend the Company's Articles of Association so as to provide for the prior written approval of the Registrar of Banks before the Company may make payments to its members in regard to the repurchase of the Company's shares. The **effect** of the special resolution will be to amend the Articles of Association of the Company in the aforesaid manner.

Notice of the proposal to pass Special Resolutions 1, 2 and 3 set out in 8, 9 and 10 above should not be construed as an intention by the Company at any time in the near future to give effect to an acquisition of its own shares, in terms of the Companies Act.

A member qualified to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Company.

In order to be effective, proxy forms must be delivered or posted to the Transfer Secretaries, Mercantile Registrars Limited, 8th Floor, 11 Diagonal Street, Johannesburg, 2001 (PO Box 1053, Johannesburg, 2000) so as to reach this address not later than 11:45 on Wednesday, 23 August 2000.

By order of the board

W R Somerville

Group Secretary

Johannesburg

23 June 2000

[1]Biographical information of the directors to be re-elected or confirmed is contained on page 15 of the annual report.

Controlling company

Absa Group Limited
Reg No 1986/003934/06

Registered office
3rd Floor, Absa Towers East
170 Main Street, Johannesburg, 2001

Postal address
PO Box 260595, Excom, 2023
Telephone (011) 350-4000
Telefax (011) 350-4928
e-mail: groupsec@absa.co.za

Board of directors
D C Cronjé *(Chairman)*
D C Brink *(Deputy Chairman)*
E R Bosman* *(Group Chief Executive)*
L Boyd
J J Brown*
B P Connellan
M H Daling
A S du Plessis
L N Jonker
P du P Kruger
D F Mostert
A A Noëth*
J L Pamensky
H L Shill
F A Sonn
P E I Swartz
T van Wyk

Transfer secretaries
Mercantile Registrars Limited
11 Diagonal Street, Johannesburg, 2001

Postal address
PO Box 1053, Johannesburg, 2000
Telephone (011) 370-5000
Telefax (011) 370-5271/2

United Kingdom GDR Depositary
Bankers Trust (part of Deutsche Bank Group)
Winchester House
1 Great Winchester Street
London EC2N 2DB, United Kingdom

Auditors
KPMG Inc.
Ernst & Young

Group Secretary
W R Somerville
e-mail: williams@absa.co.za

Banking

Absa Bank Limited and its operating divisions
Absa Bank Limited
Reg No 1986/004794/06

Registered office
3rd Floor, Absa Towers East
170 Main Street, Johannesburg, 2001

Postal address
PO Box 7735, Johannesburg, 2000
Telephone (011) 350-4000
Telefax (011) 350-5143
e-mail: groupsec@absa.co.za

Board of directors
D C Cronjé *(Chairman)*
D C Brink *(Deputy Chairman)*
E R Bosman* *(Chief Executive)*
S L Botha*
L Boyd
J J Brown*
B P Connellan
M H Daling
A S du Plessis
F J du Toit*
C Erasmus*
A M Griesel*
L N Jonker
P du P Kruger
D F Mostert
A A Noëth*
J L Pamensky
H L Shill
F A Sonn
P E I Swartz
T van Wyk
H R de W Wright*

Absa Commercial Bank Division
Absa Towers, 160 Main Street
Johannesburg, 2001

Postal address
PO Box 7735, Johannesburg, 2000
Telephone (011) 350-4000
Telefax (011) 350-5144
e-mail: jansn@absa.co.za

Divisional board
E R Bosman* *(Chairman)*
S L Botha*
J M Bortz
D C Brink
D C Cronjé
F J du Toit*
A M Griesel*
M Kropman
N A Labuschagne
P C Luttig
S N Mahomed
A A Noëth*
D D Tabata
J L J van Vuuren
L C Zama

Bankfin Division
Absa Towers, 160 Main Street
Johannesburg, 2001

Postal address
PO Box 8842, Johannesburg, 2000
Telephone (011) 350-3333
Telefax (011) 350-5373
e-mail: bankfin@absa.co.za

Divisional board
E R Bosman* *(Chairman)*
H R de W Wright* *(Operating Executive)*
N P Mageza *(Deputy Operating Executive)*
S L Botha*
D C Cronjé
F Meisenholl*
A A Noëth*
J H Schindehütte*

Absa Corporate Bank Division
Absa Towers North, 180 Commissioner Street, Johannesburg, 2001

Postal address
PO Box 2683, Johannesburg, 2000
Telephone (011) 350-4000
Telefax (011) 350-3104
e-mail: nicolaf@absa.co.za

Divisional board
J J Brown* *(Chairman)*
S P Leach* *(Operating Executive)*
E R Bosman*
D C Brink
B P Connellan
D C Cronjé
A S du Plessis
F J du Toit*
N J Morris

Overseas offices

London Branch
52 – 54 Gracechurch Street
London, EC3V 0LD
United Kingdom
Telephone (0944207) 528-8296
Telefax (0944207) 528-8298
e-mail: andrew.martin@absa.co.uk

Hamburg
Bankhaus Wölbern & Co
Reg No HRA 51805
Herrengraben 74
Hamburg, D-20459
Telephone (094940) 37 608-100
Telefax (094940) 37 608-101
e-mail: info@woelbern.de

Absa Bank
Representative Office
Herrengraben 74
Hamburg, D-20459
Telephone (094940) 36 9730-0
Telefax (094940) 37 9730-36
e-mail:
tucher@absagermany.hh.uunet.de

Hong Kong
Absa Asia Limited
Reg No 116188
13th Floor, Dah Sing Financial Centre
108 Gloucester Road
Wanchai, Hong Kong
Telephone (09852) 2531-9388
Telefax (09852) 2802-1908
e-mail: absahk@absaasia.com

Isle of Man
Absa Manx Holdings Limited
Reg No 076041C
St James's Chambers
65 Athol Street, Douglas
Isle of Man, IM1 1JE
Telephone (09441624) 615-042
Telefax (09441624) 614-943
e-mail: amalgfin@enterprise.net

New York
Absa Bank Representative Office
42nd Floor
780 Third Avenue
New York, NY10017
Telephone (091212) 223-4400
Telefax (091212) 223-5620
e-mail: mrule@ix.netcom.com

Shanghai
Absa Bank Representative Office
Room 404, Dynasty Business Centre
457 Wulumuqi Road North
Shanghai, 200040
Peoples Republic of China
Telephone (098621) 6249-7050
Telefax (098621) 6249-0181
e-mail: absashag@online.sh.cn

Singapore Branch
7 Temasek Boulevard
16 – 01 Suntec Tower One
Singapore, 038987
Telephone (0965) 333-1033
Telefax (0965) 333-1066
e-mail: absasgsg@singnet.com.sg

Stockbroking

Absa Securities (Proprietary) Limited
Reg No 1973/010798/07
J J Brown* *(Chairman)*
4th Floor South, Absa Towers North, 180 Commissioner Street, Johannesburg, 2001

Postal address
PO Box 1190, Johannesburg, 2000

Research Department:
Telephone (011) 350-8409/10
Telefax (011) 350-8475/6

Dealing Department:
Telephone (011) 350-8409/10
Telefax (011) 350-8475/6

Scrip Department:
Telephone (011) 377-3000
Telefax (011) 838-7653
e-mail: celester@absa.co.za

Factoring and invoice discounting

Cutfin (Proprietary) Limited
Reg No 1990/001207/07
H R de W Wright* *(Chairman)*
Cutfin House, Block A, Dunkeld Park
6 North Road, Dunkeld West, 2196

Postal address
PO Box 1411, Saxonwold, 2132
Telephone (011) 280-6666
Telefax (011) 280-6601
e-mail: tduvenhage@cutfin.co.za

Direct Banking and Investments

Absa Direct
L von Zeuner* *(Operating Executive)*
Curatio Building, 5th Floor
3 Annet Road, Auckland Park, 2092

Postal address
PO Box 91856, Auckland Park, 2006
Telephone (011) 356-7011
Telefax (011) 356-7020
e-mail: henris@absa.co.za

Cortal Direct (Proprietary) Limited
Reg No 1954/001116/07
B J Solomon* *(Managing Director)*
Curatio Building
3 Annet Road, Auckland Park, 2092

Postal address
PO Box 91856, Auckland Park, 2006
Telephone (011) 356-7010
Telefax (011) 482-3105
e-mail: johnnyw@absa.co.za

Asset Management

Absa Asset Management Limited
Reg No 1997/017903/06
C Erasmus* (Chairman)
A S Swart* (Managing Director)
Park Ridge Office Park
Block D, 61 Empire Road, Parktown, 2193

Postal address
PO Box 1064, Auckland Park, 2006
Telephone (011) 647-0800
Telefax (011) 647-0809
e-mail: dionm@absa.co.za

Specialist bank

MLS Bank Limited
Reg No 1963/006472/06
C Erasmus* *(Chairman)*
M J Croucamp* *(Managing Director)*
50 Oxford Road, Parktown, 2193

Postal address
PO Box 87175, Houghton, 2041
Telephone (011) 486-1430
Telefax (011) 486-2255
e-mail: exec@mlsbank.co.za

Other banking subsidiaries and interests

Unifer Holdings Limited
Corporate House, 27 Impala Road
Chiselhurston, Sandton, 2196

Postal address
Private Bag X9941, Sandton, 2146
Telephone (011) 783-0100
Telefax (011) 783-8465
e-mail: ykatzke@unifer.co.za

National Bank of Commerce (1997) Limited
NBC House
Sokoine Drive – Mezzanine Floor
PO Box 1863, Dar es Salaam, Tanzania
Telephone (09255) 51 110959
Telefax (09255) 51 112887
e-mail: nbc.97.Ltd@raha.com

Commercial Bank of Zimbabwe Limited
60 Union Avenue
PO Box 3313, Harare, Zimbabwe
Telephone (092634) 758081-5
Telefax (092634) 758090
e-mail: cbzinfo@africaonline.co.zw

Bank Windhoek Holdings Limited
Bank Windhoek Building, 262
Independence Avenue, Windhoek
PO Box 15, Windhoek, Namibia
Telephone (0926461) 299 -1122
Telefax (0926461) 299 -1287
e-mail: info@bankwindhoek.com.na

MEEG Bank Limited
Meeg Bank Building, 60 Sutherland Street, Umtata, Eastern Cape
PO Box 332, Umtata, 5100
Telephone (047) 531-0233
Telefax (047) 502-6223
e-mail: info@meeg.co.za

Financial services and insurance

Absa Financial Services Limited and its major subsidiaries

Absa Financial Services Limited
Reg No 1969/009007/06
E R Bosman* *(Chairman)*
C Erasmus* *(Managing Director)*
Absa Towers East
170 Main Street, Johannesburg, 2001

Postal address
PO Box 7735, Johannesburg, 2000
Telephone (011) 350-4227
Telefax (011) 350-5457
e-mail: charlese@absa.co.za

Absa Consultants and Actuaries (Proprietary) Limited
Reg No 1961/001434/07
C Erasmus* *(Chairman)*
M J Grobler* *(Managing Director)*
21 Kruis Street, Johannesburg, 2001

Postal address
PO Box 928, Johannesburg, 2000
Telephone (011) 330-2224
Telefax (011) 331-5264
e-mail: jgrobler@absa.co.za

Absa Health Care Consultants (Proprietary) Limited
Reg No 1983/008344/07
C Erasmus* *(Chairman)*
L J Botha* *(Managing Director)*
Absa Building, 2nd Floor, cnr Heuwel and Hendrik Verwoerd Avenues, Centurion, Pretoria, 0046

Postal address
PO Box 10285, Centurion, 0046
Telephone (012) 663-4159
Telefax (012) 663-8673
e-mail: hccho@mweb.co.za

Absa Fund Managers Limited
Reg No 1991/000881/06
C Erasmus* *(Chairman)*
A S Swart* *(Managing Director)*
65 Empire Road, Parktown, 2193

Postal address
PO Box 6115, Johannesburg, 2000
Telephone (011) 480-5500
Telefax (011) 480-5440
e-mail: jopief@absa.co.za

Absa Brokers (Proprietary) Limited
Reg No 1970/002732/07
C Erasmus* *(Chairman)*
P J Reyneke* *(Managing Director)*

Life Broking
267 Kent Avenue, Randburg, 2194

Postal address
PO Box 3540, Randburg, 2125
Telephone (011) 289-0600
Telefax (011) 289-0740
e-mail: jreyneke@absa-ib.co.za

Short-Term Broking
267 Kent Avenue, Randburg, 2194

Postal address
PO Box 3992, Randburg, 2125
Telephone (011) 289-0600
Telefax (011) 289-0740
e-mail: jreyneke@absa-ib.co.za

Absa Insurance Company Limited
Reg No 1992/001737/06
C Erasmus* *(Chairman)*
21 Kruis Street, Johannesburg, 2001

Postal address
PO Box 421, Johannesburg, 2000
Telephone (011) 330-2111
Telefax (011) 331-6313
e-mail: jannies@absa.co.za

Absa Life Limited
Reg No 1992/001738/06
C Erasmus* *(Chairman)*
21 Kruis Street, Johannesburg, 2001

Postal address
PO Box 421, Johannesburg, 2000
Telephone (011) 330-2111
Telefax (011) 331-1312
e-mail: williel@absa.co.za

Absa Trust Limited
Reg No 1915/004665/06
C Erasmus* *(Chairman)*
A S Swart* *(Managing Director)*
65 Empire Road, Parktown, 2193

Postal address
PO Box 223, Auckland Park, 2006
Telephone (011) 480-5000
Telefax (011) 480-5030
e-mail: linad@absa.co.za

Absa Private Bank
1st Floor, Block A, 65 Empire Road, Parktown, 2193

Postal address
PO Box 1133, Auckland Park, 2006
Telephone (011) 480-5014
Telefax (011) 480-5225
e-mail: absapbc@absa.co.za

Divisional Board

C L van Wyk *(Chairman)*
W Robinson* *(Managing Executive)*
F J du Toit*
C Erasmus*
M Kropman
D L Rose
A S Swart*
E W Tomlinson*

Alternate director
G G Ciucci*

Absa Investment Management Services (Proprietary) Limited
Reg No 1980/002425/07
C Erasmus* *(Chairman)*
C M Harris* *(Managing Director)*
1 Woodmead Drive, Block 12, Woodmead Estate, 2128

Postal address
PO Box 974, Johannesburg, 2000
Telephone (011) 259-0111
Telefax (011) 259-0051/2
e-mail: aims@absa.co.za

Absa Financial Services Holdings (Jersey) Limited
Reg No 68206
C L van Wyk *(Chairman)*
G G Ciucci* *(Operating Executive)*

Registered office
1st Floor, Kensington Chambers
50 Kensington Place, St Helier, Jersey
Channel Islands JE2 3PA

Postal address
PO Box 639, St Helier, JE2 0ZP, Jersey
Telephone (09441534) 823-000
Telefax (09441534) 823-001
e-mail: ian.crosby@absaoffshore.com

Absa Offshore Trust (Jersey) Limited
Reg No 46604
I C Crosby* *(Managing Director)*

Registered office
1st Floor, Kensington Chambers
50 Kensington Place, St Helier, Jersey
Channel Islands JE2 3PA

Postal address
PO Box 639, St Helier, JE2 0ZP, Jersey
Telephone (09441534) 823-000
Telefax (09441534) 823-001
e-mail: ian.crosby@absaoffshore.com

Property Development

Absa Development Company Holdings (Proprietary) Limited
Reg No 1968/001326/07
F J du Toit* *(Chairman)*
A C Botma* *(Managing Director)*
Absa Towers North, 180 Commissioner Street, Johannesburg, 2001

Postal address
PO Box 1132, Johannesburg, 2000
Telephone (011) 350-8512
Telefax (011) 350-7424
e-mail: chrisbot@absa.co.za

Provincial Boards

Eastern Cape
J A C McIntosh *(Chairman)*
D D Tabata *(Vice-chairman)*
G C Albertyn
S Dondolo
B P Erasmus
J Schewitz
M O Xundu

Free State
R G Burls *(Chairman)*
W F Relling *(Vice-chairman)*
I H Auret
H Lerm
P R H Modise
D Motlhanke
F P Retief

Gauteng
L I Weil *(Chairman)*
P J Muller *(Vice-chairman)*
H P Africa
I J de Villiers
W H de Villiers
M C Mogase
J J Sauer
C Worthington

KwaZulu-Natal
N A Labuschagne *(Chairman)*
P C Cornell *(Vice-chairman)*
N A Gasa
N T Oosthuizen
A G S Osman
S J Sibeko

Mpumalanga
J J Claassen *(Chairman)*
J Shill *(Vice-chairman)*
J J Maritz
P M Mojapelo
H van der Merwe

Northern Cape
A Vermeulen *(Chairman)*
P Crouse
M K Mohlala
T G Ntlangula
C P van den Heever

Northern Province
S N Mahomed *(Chairman)*
I I Bower *(Vice-chairman)*
T F Pretorius

North West Province
I Klynsmith *(Chairman)*
M Kropman *(Vice-chairman)*
J P du Preez
R K Mokitime
T A Ratefane
S Roopa
G van der Merwe

Western Cape
P E I Swartz *(Chairman)*
R J Craig
B R September
D G Steenkamp
G J van der Merwe

**Executive in Absa Group*

Financial year-end	31 March 2000
Annual general meeting	25 August 2000

Reports

Announcement of results for the year	29 May 2000
Issuing of annual financial statements	23 June 2000
Publication and issuing of interim report	20 November 2000

Dividend	Announced	Last date for registration	Payable
Final 1999/2000	29 May 2000	15 June 2000	30 June 2000
Interim 2000/2001	20 November 2000	8 December 2000	January 2001

ABSA Group Limited

Registration number 1986/003934/06
("the Company")

I/We ______________________________
(name(s) in block letters)

of ______________________________
(address in block letters)

being (a) member(s) of the Company and entitled to vote, do hereby appoint ______________________________

____

or, failing him/her, ______________________________

or, failing him/her, the chairman of the meeting as my/our proxy to attend and speak and vote for me/us and on my/our behalf at the annual general meeting of members of the Company to be held on Friday, 25 August 2000 at 11:45 and at any adjournment thereof, as follows:

	In favour of*	Against*	Abstain*
1. Resolution to adopt the Group and Company annual financial statements			
2. Resolution to approve the remuneration of the directors			
3. Resolution to re-elect retiring directors by a single resolution			
4. Resolution to re-elect retiring directors, namely Messrs E R Bosman, L Boyd, D C Brink, B P Connellan, M H Daling and Dr D C Cronjé			
5. Resolution to confirm the appointment of Mr H L Shill as a director			
6. Resolution to place the unissued shares under the control of the directors			
7. Resolution to issue ordinary shares for cash			
8. Special Resolution No 1			
9. Special Resolution No 2			
10. Special Resolution No 3			

**Please indicate with an "X" in the appropriate spaces provided above how you wish your vote to be cast. If no indication is given, the proxy may vote or abstain as he/she thinks fit.*

A member of the Company entitled to attend and vote at the above-mentioned meeting is entitled to appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the Company.

Signed at ______________ on ______________ 2000

Full name(s) ______________________________
(in block letters)

Signature(s) ______________________________

Assisted by (guardian) ______________ Date ______________ 2000

If signing in a representative capacity, see note 2 overleaf.

1. If two or more proxies attend the meeting, then that person attending the meeting whose name appears first on the proxy form and whose name is not deleted shall be regarded as the validly appointed proxy.
2. The authority of a person signing a proxy in a representative capacity must be attached to the proxy form unless the authority has already been recorded by the Company.
3. In order to be effective, proxy forms must be delivered or posted to the Transfer Secretaries, Mercantile Registrars Limited, 8th Floor, 11 Diagonal Street, Johannesburg, 2001 (PO Box 1053, Johannesburg, 2000) so as to reach this address not later than 11:45 on Wednesday, 23 August 2000.
4. The delivery of a duly completed proxy form shall not preclude any member or his/her duly authorised representative from attending the meeting and speaking and voting thereat instead of the proxy.

PERSONS SEEKING INFORMATION ON ABSA GROUP LIMITED SHOULD CONTACT
INVESTOR RELATIONS, ABSA GROUP LIMITED

PO BOX 7735, JOHANNESBURG, 2000
TELEPHONE (+2711) 350-4061
TELEFAX (+2711) 350-6487
E-MAIL: willier@absa.co.za or sandrac@absa.co.za
WEBSITE ADDRESS: http://www.absa.co.za

DESIGNED AND PRODUCED BY: BASTION GRAPHICS, ABSA GROUP FINANCE AND ABSA GROUP INVESTOR RELATIONS

'N AFRIKAANSE WEERGAWE VAN DIÉ JAARVERSLAG IS BY DIE OORDRAGSEKRETARIS BESKIKBAAR.